Exhibit 2.1

EQUITY INTEREST PURCHASE AGREEMENT

dated as of

February 20, 2024

by and among

TRIDENT BUTTERFLY INVESTOR, INC.,

PANTHER BLOCKER I, INC.,

PANTHER BLOCKER II, INC.,

TRUIST BANK,

TRUIST TIH HOLDINGS, INC.,

TRUIST TIH PARTNERS, INC.,

TIH MANAGEMENT HOLDINGS, LLC,

TIH MANAGEMENT HOLDINGS II, LLC

and

TRUIST INSURANCE HOLDINGS, LLC

TABLE OF CONTENTS

i

Section 11.13. Waiver of Conflicts; Attorney-Client Privilege	119
Section 11.14. Specific Performance	120
Section 11.15. No Recourse	121
Section 11.16. Debt Financing Sources	121

EXHIBITS

Exhibit A	Illustrative Closing Working Capital Calculation
Exhibit B	Form of Guarantee
Exhibit C	FMV Determination Schedule
Exhibit D	Form of Transition Services Agreement
Exhibit E	Sample Fiduciary Cash Calculation
Exhibit F	Form of Relationship Marketing Agreement
Exhibit G	Illustrative Purchase Price Calculation

v

EQUITY INTEREST PURCHASE AGREEMENT

EQUITY INTEREST PURCHASE AGREEMENT (this “Agreement”) dated as of February 20, 2024, by and among Trident Butterfly Investor, Inc., a Delaware corporation (“Buyer Entity 1”), Panther Blocker I, Inc., a Delaware corporation (“Buyer Entity 2”), Panther Blocker II, Inc., a Delaware corporation (“Buyer Entity 3” and, together with Buyer Entity 1 and Buyer Entity 2, the “Buyer Entities”), Truist Bank, a North Carolina-chartered state nonmember bank (“Truist”), Truist TIH Holdings, Inc., a Delaware corporation (“Truist Holdings”), Truist TIH Partners, Inc., a Delaware corporation (“Truist Partners”), TIH Management Holdings, LLC, a Delaware limited liability company (“Management Holdings”), TIH Management Holdings II, LLC, a Delaware limited liability company (“Management Holdings II” and, together with Truist, Truist Holdings, Truist Partners and Management Holdings, each a “Truist Party” and, collectively, the “Truist Parties”), and Truist Insurance Holdings, LLC, a Delaware limited liability company (the “Company”).

W I T N E S S E T H :

WHEREAS, Truist Holdings and Management Holdings II are, collectively, the registered and beneficial owners of 78.1% of the issued and outstanding Common Units (as defined in the A&R LLC Agreement) (other than, after giving effect to the Rollover, the Rollover Units) (the “Purchased Common Units”);

WHEREAS, Truist Partners is the registered and beneficial owner of 1.5% of the Common Units;

WHEREAS, Truist Holdings is the registered and beneficial owner of 100% of the issued and outstanding shares of common stock of Truist Partners (the “Truist Partners Stock”);

WHEREAS, Management Holdings is the registered and beneficial owner of 100% of the issued and outstanding Incentive Units (as defined in the A&R LLC Agreement) (other than, after giving effect to the Rollover, the Rollover Units) (the “Incentive Interests” and, together with the Truist Partners Stock and the Purchased Common Units, the “Purchased Interests”);

WHEREAS, Truist Holdings is the registered and beneficial owner of 100% of the issued and outstanding Preferred Units (as defined in the A&R LLC Agreement) (the “Preferred Equity Interests”);

WHEREAS, the Management Holders are the registered and beneficial owners of all of the issued and outstanding MH II Common Units or MH Incentive Units (before giving effect to the Rollover); and

WHEREAS, the parties hereto desire to enter into a transaction pursuant to which the Buyer Entities will acquire from the Truist Sellers all of the Purchased Interests upon the terms and subject to the conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

Article 1
Definitions

Section 1.01.      Definitions. (a) As used herein, the following terms have the following meanings:

“A&R LLC Agreement” means that certain Amended and Restated Limited Liability Company Agreement of the Company, dated as of April 3, 2023, as may be amended from time to time in accordance with the terms thereof; provided that any such amendment shall only be given effect for purposes of this Agreement if it was entered into with Truist’s written consent.

“Accounting Principles” means (a) the accounting principles, practices, and methodologies set forth on Exhibit A; (b) to the extent not inconsistent with clause (a), and solely to the extent consistent with GAAP as of the date hereof, the accounting principles, practices, procedures, policies and methods (with consistent classifications) used and applied in the preparation of the Audited Balance Sheet; and (c) to the extent not addressed in the foregoing clauses (a) and (b), GAAP as of the date hereof.

“Adviser Subsidiary” means Precept Advisory Group, LLC, a California limited liability company.

“Advisory Contract” means all agreements and arrangements that contemplate the performance by the Adviser Subsidiary of discretionary or non-discretionary investment advisory or investment management (including sub-advisory or other similar) services to, or otherwise managing any investment or trading account of, or for, any Person.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person; provided that, regardless of whether a Person may in fact directly or indirectly control, be controlled by, or under common control with, another Person, for purposes of this Agreement, (a) the Company and the Company Entities shall not be deemed Affiliates of or deemed to be Subsidiaries of (i) Truist or any of its other Subsidiaries or (ii) Stone Point or any investment fund or investment vehicle affiliated with, or managed or advised by, Stone Point or its Affiliates, (b) other than for purposes of the second proviso of Section 5.02(c) and Section 11.15 and the definitions of “Buyer Indemnified Party” and “Related Party” (for which purposes the Trident Investors shall be deemed to be Affiliates of the Buyer Entities), no investment fund or investment vehicle affiliated with, or managed or advised by, Stone Point or its Affiliates or portfolio company (as such term is commonly understood in the private equity industry) or investment of any such investment funds or investment vehicles shall be deemed to be an Affiliate of any Buyer Entity, (c) other than for purposes of the second proviso of Section 5.02(c) and Section 11.15 and the definitions of “Buyer Indemnified Party” and “Related Party” (for which purposes the CD&R Investor shall be deemed to be an Affiliate of the Buyer Entities), no investment fund or investment vehicle affiliated with, or managed or advised by, CD&R or its Affiliates or portfolio company (as such term is commonly understood in the private equity industry) or investment of any such investment funds or investment vehicles shall be deemed to be an Affiliate of any Buyer Entity,

(d) other than for purposes of the second proviso of Section 5.02(c) and Section 11.15 and the definitions of “Buyer Indemnified Party” and “Related Party” (for which purposes the ATIC Investor shall be deemed to be an Affiliate of the Buyer Entities), neither the ATIC Investor nor any of its Affiliates shall be deemed to be an Affiliate of any Buyer Entity and (e) other than for purposes of the second proviso of Section 5.02(c) and Section 11.15 and the definitions of “Buyer Indemnified Party” and “Related Party” (for which purposes the Viggo Investor shall be deemed to be an Affiliate of the Buyer Entities), neither the Viggo Investor nor any of its Affiliates shall be deemed to be an Affiliate of any Buyer Entity and, in each case, vice versa. For purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have correlative meanings.

“Anti-Corruption Laws” means the provisions of the U.S. Foreign Corrupt Practices Act of 1977 and the provisions of any other applicable domestic or foreign anti-corruption laws.

“Anti-Money Laundering Laws” means all applicable statutes, laws, rules, regulations or other requirements of the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), and all other applicable anti-money laundering, proceeds of crime, and related financial recordkeeping statutes, laws, regulations, or other requirements of jurisdictions where the Company Entities conduct business.

“Antitrust Laws” means any federal, state or foreign Law, regulation or decree designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade or the significant impediment of effective competition or lessening of competition through merger or acquisition.

“Applicable Law” means, with respect to any Person, any foreign, federal, state or local law (including common law), code, rule, regulation, injunction, judgment, order, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by any Governmental Authority that is binding upon or applicable to such Person.

“Appreciation Unit” has the meaning set forth in the Truist Insurance Holdings, LLC Appreciation Unit Plan.

“Appreciation Unit Amount” means the aggregate payments that are payable at Closing under the Truist Insurance Holdings, LLC Appreciation Unit Plan and the related award agreements thereunder, including each Appreciation Unit that vests in accordance with Section 7.05 of this Agreement.

“ATIC Investor” has the meaning set forth on Section 1.01(a) of the Company Disclosure Schedule.

“Balance Sheet” means the unaudited consolidated balance sheet of the Company Entities as of the Balance Sheet Date.

“Balance Sheet Date” means September 30, 2023.

“BHC Act” means the Bank Holding Company Act of 1956.

“Broker-Dealer Subsidiary” means P.J. Robb Variable, LLC, a Tennessee limited liability company.

“Business” means the business conducted by the Company Entities as of the 12-month period prior to the date hereof, including the business or operations reflected in the Financial Statements.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Applicable Law to close.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act, Pub. L. 116-136 and any amendment thereof, or administrative or other guidance or legislation published with respect thereto by any Governmental Authority.

“CD&R” means Clayton, Dubilier & Rice, LLC, a Delaware limited liability company.

“CD&R Investor” means Clayton, Dubilier & Rice Fund XII, L.P., a Cayman Islands exempted limited partnership.

“Client” means any Person that is an investment advisory or investment management client of a Company Entity pursuant to an Investment Advisory Agreement.

“Client Consent” means, the consent or approval or deemed consent or approval, as applicable, of such Client in accordance with Section 5.10 to the assignment or deemed assignment of such Client’s Investment Advisory Agreement with any Company Entity.

“Closing Cash” means, without duplication, the sum of (a) the aggregate amount of all cash, cash equivalents, marketable securities and short-term investments (in each case, to the extent convertible to cash within 90 days) and (b) the Fiduciary Cash Amount, held by the Company Entities as of the Measurement Time. Closing Cash shall include checks, ACH transactions and other wire transfers and drafts deposited or available for deposit for the account of any Company Entity, but shall be reduced by all uncleared checks, transfers, wires and other uncleared payments (but only to the extent otherwise included in Closing Cash), in each case, as of the Measurement Time. For the avoidance of doubt, Closing Cash shall (i) exclude any Restricted Cash and (ii) be reduced by amounts (if any) paid or distributed by any Company Entity after the Measurement Time but prior to the Closing and any other amounts paid or distributed to any payee of Closing Indebtedness or Closing Transaction Expenses or to any Truist Party or their respective Affiliates other than the Company Entities (other than in respect of the transactions set forth on Section 5.32 of the Company Disclosure Schedule in the ordinary course of business and unrelated to any Person’s equity or debt interests in the Company Entities).

“Closing Date” means the date of the Closing.

“Closing Indebtedness” means the aggregate amount of all obligations (including in respect of outstanding principal and accrued but unpaid interest and any premiums, termination fees, expenses, prepayment penalties, commitments (including in respect of any nonuse charges required to be paid pursuant to, and in connection with the termination of, the Revolving Credit Agreement), breakage costs or other fees, reimbursements and all other amounts that are required to be paid as a result of or in connection with the transactions contemplated by this Agreement) of the Company Entities as of the Measurement Time (but assuming the consummation of the Closing), without duplication, in respect of (i) indebtedness for borrowed money, (ii) indebtedness evidenced by bonds, notes, debentures or other similar instruments or debt securities, (iii) capital/finance lease obligations classified as such in the Financial Statements or in accordance with GAAP (excluding any effect of ASC 842 as it relates to the classification of operating leases), (iv) any obligation evidenced by any performance bonds, letters of credit or bankers’ acceptances or similar facilities, in each case, solely to the extent drawn upon, (v) obligations related to interest rate swap, forward contract, currency or other hedging arrangements, in each case, calculated at the termination value thereof as if terminated at or immediately prior to the Closing; provided that the amount calculated pursuant to this clause (v) shall not be less than zero, (vi) all liabilities secured by any mortgage, pledge, security interest, Lien (other than a Permitted Lien), (vii) any unpaid severance obligations (including unpaid severance related to the Company Program), unpaid compensation (including unpaid compensation related to the Company Program) and any obligations in respect of compensation adjustments associated with the Company Program, in each case, with respect to Company Employees who terminated employment prior to the Closing and any bonuses related to the McGriff Insurance Services, LLC Out-of-the-Park program (including the employer portion of any applicable payroll Taxes relating to such payments under this clause (vii)), (viii) the amount by which any fiduciary escrow Liabilities exceeds any fiduciary escrow assets (which amount shall, for purposes of this clause (viii), in no case be less than zero), (ix) the Income Tax Liability Amount, (x) the amounts of obligations for the deferred purchase price of property, assets, businesses, securities, goods or services, including all earn-out payments (including retention payments), seller notes, post-closing true-up obligations and other similar payments, in each case, (A) in the case of any transactions that are set forth on Section 1.01(b) of the Company Disclosure Schedule, only in the amounts set forth on such schedule (less any amounts paid after the date hereof and prior to the Measurement Time) or (B) in the case of any other transactions, to be calculated in accordance with the Accounting Principles, (xi) Net PC Reserve Amount, (xii) any accruals or reserves for litigation involving any Company Entity or to which any of the Company Entities is a party, (xiii) deferred compensation, post-retirement welfare benefits, unfunded or underfunded pensions or pension-like liabilities, accrued but unpaid cash incentive payments relating to Company Employees (including the employer portion of any applicable payroll Taxes relating to such payments or benefits), (xiv) any obligations with respect to incentive-based producer loans, (xv) any declared but unpaid dividends, or any other amounts accrued, incurred or owed, that are payable to Truist or its Affiliates (excluding the Company Entities), including any fees, costs or expenses payable to the Escrow Agent, and any other amounts or obligations under any Related Party Agreements that are required to be terminated prior to the Closing, (xvi) any obligations related to the elimination of the McGriff Insurance Services, LLC car program, (xvii) any long-term deferred revenue of the Company Entities, (xviii) any accrued non-recurring costs of the Company Entities or professional fees related to investigating and mitigating any cyber breach incident involving CRC Services, LLC,

(xix) any obligations relating to accrued professional fees associated with the Company Program, (xx) the Payoff Amount in respect of the Preferred Equity Interests, (xxi) an amount equal to (A) $82,200,000 minus (B) the amount of out-of-pocket one-time separation costs and other transactional and functional costs to establish the Business as a standalone business that are incurred by the Company and its Subsidiaries between January 1, 2024 and the Measurement Time, including costs associated with cloud migration, enterprise applications, network hardware and data centers, telephony equipment, recruiting agencies, employee transitions, third-party consultants and brokers, human resources compliance and policy implementation, legal, rebranding, and website and hosting solutions (such costs in this clause (B), the “Separation Costs”), (xxii) Future Defined Benefit Obligations, (xxiii) Future LTIP Obligations and (xxiv) guarantees by any Company Entity described in the foregoing clauses (i)-(xxiii) but excluding any guarantees of performance under contractual obligations in the ordinary course of business; provided that, for the avoidance of doubt, “Closing Indebtedness” shall not include (A) any obligations solely between or among the Company Entities, (B) any indebtedness pursuant to the Debt Financing, (C) any amounts with respect to the Appreciation Unit Amount or (D) any amounts with respect to the LTIP Unit Amount. Closing Indebtedness incurred after the Measurement Time but before the Closing shall be considered to have been incurred at the Measurement Time unless it has an equal and offsetting impact on Closing Cash or Closing Working Capital.

“Closing Purchase Price Payments” means the amounts required to be paid by the Buyer Entities at Closing pursuant to Section 2.03(b)(ii), Section 2.03(b)(iii), Section 2.03(b)(iv), Section 2.03(b)(v) and Section 2.03(b)(vi).

“Closing Transaction Expenses” means, without duplication, all fees, expenses and costs payable, incurred or subject to reimbursement by any of the Company Entities, whether accrued for or not, in each case in connection with the transactions contemplated by this Agreement or in connection with other negotiations or processes involving the sale of the Company and not paid prior to the Closing (but assuming the consummation of the Closing), including (i) all fees, expenses and costs incurred by or on behalf of or payable by any Company Entity (including amounts that are liabilities of any Truist Party but reimbursable or otherwise payable by any Company Entity) to financial advisors (including Morgan Stanley & Co. LLC) (including any brokerage fees, commissions or finders’ fees), accountants, legal advisors (including Davis Polk & Wardwell LLP) or other third party advisors or transaction-related service providers such as electronic data room vendors, in connection with the transactions contemplated by this Agreement and the related solicitation, prior to the Closing, of potential other buyers of the Company and its Subsidiaries and, prior to the Closing, other strategic alternatives, including any alternative capital raising transactions or any public or private offering of securities (including by means of an underwritten public offering, a spin-off or a split-off or otherwise), (ii) the Appreciation Unit Amount, (iii) the LTIP Unit Amount and (iv) all transaction, retention, change of control, bonus, single-trigger severance or other similar compensatory payments that are payable by any Company Entity to any Person as a result of the consummation of the transactions contemplated by this Agreement (including the employer’s portion of any applicable Taxes relating to such payments or benefits, including any payroll, social security, employment or similar Taxes, or any Tax “gross up” or similar obligations on or in respect of the amounts set forth or contemplated in the foregoing clauses (ii), (iii) and (iv) that are actually paid out as a result of the transactions contemplated by this Agreement); provided that, for the avoidance of doubt, “Closing Transaction Expenses” shall not include any amounts included in Closing Indebtedness or Closing Working Capital or any amounts arising pursuant to arrangements entered into, or as a result of actions taken, after the Closing, in each case, by the Buyer Entities.

“Closing Working Capital” means, on a consolidated basis, (i) the sum of the amount of all current assets of the Company Entities (excluding Closing Cash and Restricted Cash) as of the Measurement Time, minus (ii) the sum of the amount of all current liabilities of the Company Entities (excluding Closing Indebtedness, the Separation Costs and Closing Transaction Expenses) as of the Measurement Time, in each case (A) determined in accordance with the Accounting Principles and (B) solely reflecting the categories and line items of current assets and current liabilities included in the illustrative calculation of Closing Working Capital set forth on Exhibit A. The calculation of Closing Working Capital shall exclude (1) all deferred Tax assets and current income Tax assets and deferred Tax liabilities and current income Tax liabilities, (2) the assets and liabilities included in the calculation of Fiduciary Cash Amount, (3) obligations for the deferred purchase price of property, assets, businesses, securities, goods or services, including all earn-out payments (including retention payments), seller notes and other similar payments and (4) the ESPP.

“Closing Working Capital Adjustment” means, whether positive or negative, (i) Closing Working Capital, minus (ii) the Target Closing Working Capital.

“Code” means the Internal Revenue Code of 1986.

“Company Disclosure Schedule” means the schedule delivered by the Company to the Buyer Entities on the date hereof setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more of the representations and warranties contained in Article 3 or to one or more of the covenants contained in Article 5.

“Company Employee” means an employee of any Company Entity.

“Company Entities” means, collectively, the Company and its Subsidiaries (including any predecessor entity thereto).

“Company Intellectual Property Rights” means all Intellectual Property Rights owned by or developed primarily for or on behalf of any of the Company Entities, including the items set forth on Section 1.01(c) of the Company Disclosure Schedule.

“Company Program” has the meaning set forth on Section 1.01(h) of the Company Disclosure Schedule.

“Compliant” means, with respect to any Required Information, that (i) such Required Information does not contain any untrue statement of a material fact regarding the Company and its Subsidiaries or omit to state any material fact regarding the Company and its Subsidiaries necessary in order to make such Required Information, in light of the circumstances under which it was made available, not misleading, (ii) the Company’s auditor has not withdrawn, or advised the Company that it intends to withdraw, its audit opinion with respect to any financial statements contained in the Required Information, (iii) the Company has not stated its intent to, or determined that it must, restate any historical financial information included in the Required Information, it being understood that the Required Information will be Compliant, in respect of this clause (iii), once such restatement is completed and the applicable Required Information has been amended or the Company or any of its Subsidiaries has, or such auditors have, as applicable, publicly announced that it has concluded that no restatement shall be required, as applicable, (iv) such Required Information would not be deemed stale or otherwise be unusable under customary practices for offerings of non-convertible, high yield debt securities issued under Rule 144A promulgated under the Securities Act and is sufficient to permit the Company and its Subsidiaries’ applicable independent accountants to issue comfort letters to the Debt Financing Sources (including underwriters, placement agents or initial purchasers), including as to customary negative assurances and change period comfort, in order to consummate any offering of debt securities on the last day of the Marketing Period and (v) such Required Information is compliant in all material respects with all applicable requirements of Regulation S-K and Regulation S-X and a registration statement on Form S-1 (or any applicable successor form) under the Securities Act for an offering of non-convertible, high yield debt securities (other than those provisions of Regulation S-K and Regulation S-X for which compliance is not customary in a Rule 144A high yield offering of debt securities). For the avoidance of doubt, the financial statements contained in the Required Information are prepared in accordance with the standards and rules established by the American Institute of Certified Public Accountants and are not prepared in accordance with the standards and rules established by the Public Company Accounting Oversight Board.

“Confidentiality Agreement” means the letter agreement, dated as of October 12, 2023, by and between Stone Point and Truist.

“Consent” means any consent, approval, authorization, waiver, permit, grant, franchise, concession, agreement, license, exemption or order of, registration, declaration or filing with, or report or notice to, a Person.

“Consenting Client” means each Client whose Consent shall have been obtained or be deemed to be obtained, as applicable, in accordance with Section 5.10 (including pursuant to a Negative Consent Notice); provided, however, that no Client that has withdrawn its consent or approval in writing prior to the Closing or terminated its Investment Advisory Agreement, or given written notice of such withdrawal or termination, shall be considered a Consenting Client.

“Contract” means any contract, agreement, commitment, lease, sublease, license, sublicense, subcontract, sale or purchase order, indenture, note, bond, loan, mortgage, deed of trust, instrument or any other arrangement or undertaking of any nature, whether written or oral, including any exhibits, annexes, appendices or attachments thereto.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemic or disease outbreaks.

“COVID-19 Measures” means (a) any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or similar Applicable Law, directive, guidelines or recommendations promulgated by any industry group or any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19, including the CARES Act and Families First Act and (b) the reversal or discontinuation of any of the foregoing.

“Debt Financing Sources” means each of the entities that have committed to provide or arrange or otherwise entered into agreements providing for the Debt Financing, including the parties to the Debt Commitment Letter (including any Alternative Financing Commitment Letter) and any joinder agreements, indentures or credit agreements (or similar definitive financing documents) entered pursuant thereto or relating thereto, together with their respective Affiliates, and their respective Affiliates’ officers, directors, employees, controlling Persons, agents and Representatives and their respective permitted successors and permitted assigns. For the avoidance of doubt, Truist or any Affiliate of Truist who is a party to the Revolving Credit Agreement in such capacity will not be a Debt Financing Source.

“DTCC” means the Depository Trust & Clearing Corporation.

“Enterprise Value” means $15,500,000,000.

“Environmental Law” means any Applicable Law concerning pollution, public or worker health or safety, or the protection of the environment.

“Equity Value” means an amount in cash equal to (i) Enterprise Value, plus (ii) Closing Cash, plus (iii) the Closing Working Capital Adjustment (which may be a positive or negative number), minus (iv) Closing Indebtedness, minus (v) Closing Transaction Expenses.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any entity, business or other Person, whether or not incorporated, that together with any Company Entity is treated as a single employer under Section 414(b) or (c) of the Code or, solely for purposes of Section 302 of ERISA and Section 412 of the Code, is treated as a single employer under Section 414(m) or (o) of the Code.

“ERISA Client” means each Investment Advisory Client that is (i) an “employee benefit plan” (as defined in Section 3(3) of ERISA) that is subject to Title I of ERISA, (ii) a plan, individual retirement account or other arrangement that is subject to Section 4975 of the Code, (iii) an employee benefit plan, plan, account or arrangement that is subject to any similar applicable law, or (iv) any entity whose underlying assets are considered to include “plan assets” (as defined by the regulations of the Department of Labor, as amended by Section 3(42) of ERISA), or its equivalent under applicable law, of any such employee benefit plan, plan, account or arrangement, or a Person acting on behalf of such an Investment Advisory Client.

“Escrow Agent” means Truist Corporate Trust and Escrow Services, a division of Truist (solely in its capacity as an escrow agent), or another nationally recognized financial institution with escrow agent capabilities to be agreed in writing by Truist and the Buyer Entities.

“Escrow Agreement” means that certain escrow agreement to be entered into on or prior to the Closing in connection with the transactions contemplated hereby by and among Buyer

Entity 1, Management Holdings, Management Holdings II and the Escrow Agent, in form and substance reasonably agreed by the parties thereto.

“Exchange Act” means the Securities Exchange Act of 1934.

“Excluded Information” means (1) pro forma financial statements (it being understood that the Company, its Subsidiaries and their respective Representatives will assist the Buyer Entities in, but the Buyer Entities and not the Company, its Subsidiaries or their respective Representatives shall be responsible for, the preparation of the pro forma financial statements and related notes thereto); (2) any description of all or any portion of the Financing, including any “description of notes” or information regarding the notes in a pricing supplement, and other information customarily provided by financing sources or their counsel; (3) risk factors relating to all or any component of the Financing; (4) “segment” financial information or (5) other information required by Rules 3-09, 3-10 or 3-16 of Regulation S-X under the Securities Act, any Compensation Discussion and Analysis or other information required by Item 402 of Regulation S-K under the Securities Act or any other information customarily excluded from an offering memorandum for private placements of nonconvertible high-yield debt securities under Rule 144A promulgated under the Securities Act.

“Federal Reserve” means the Board of Governors of the Federal Reserve System.

“Fiduciary Cash Amount” means the sum of the fiduciary assets of the Company and its Subsidiaries of the type included in the applicable line item categories on the sample fiduciary adjustment amount attached hereto as Exhibit E (the “Sample Fiduciary Cash Calculation”), minus the sum of the fiduciary liabilities of the Company and its Subsidiaries of the type included in the applicable line item categories on the Sample Fiduciary Cash Calculation, in each case as of the Measurement Time and calculated in accordance with the Accounting Principles.

“FINRA” means the Financial Industry Regulatory Authority.

“Future Defined Benefit Obligations” means $175,000,000.00.

“Future LTIP Obligations” means $61,308,064.97.

“GAAP” means generally accepted accounting principles in the United States.

“General Indemnified Matter” means any action, suit, litigation or proceeding brought by third parties arising from events that occurred or were alleged to have occurred, and for which a claim is made, prior to the Closing and that would be covered by the “tail” insurance policies set forth on Section 5.19(c) of the Company Disclosure Schedule if the claim were reported post-Closing (and disregarding any deductible or retentions therein), other than (x) the Specified Indemnified Matters and (y) any action, suit, litigation, proceeding, investigation or claim that is covered by (i) the occurrence-based Truist Insurance Policies to which the post-Closing Company has access under Section 5.19 hereof (and for which coverage is actually available to the post-Closing Company, but disregarding any deductible or retention thereunder) or (ii) the “tail” insurance policies set forth on Section 5.19(c) of the Company Disclosure Schedule.

“Governmental Approval” means a Consent of, by or from a Governmental Authority (including the expiration of any waiting or other time period required to elapse before Consent or acquiescence of an applicable Governmental Authority may be assumed or relied on).

“Governmental Authority” means any foreign or domestic, federal, state, or local, governmental, regulatory or administrative authority (including any political subdivision, commission, department, bureau, court, tribunal, agency or other authority thereof) and any quasi-governmental or private body exercising any regulatory, taxing, importing or other governmental or quasi-governmental authority, or any self-regulatory organization.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Income Tax Liability Amount” means, without duplication, an amount equal to the aggregate liability for accrued but unpaid income Taxes of Truist Partners (other than income Taxes payable by the parent or any other member (that is not Truist Partners or a Company Entity) of a consolidated group (within the meaning of Treasury Regulations § 1.1502-2) or other consolidated, combined, unitary or similar Tax group of which Truist Partners is a member as of the date hereof) and the Company Entities (other than, for the avoidance of doubt and subject to clause (e) of this definition, Company Entities treated as partnerships, pass-throughs or disregarded entities (or similar entities) for applicable income Tax purposes, in each case solely to the extent that such income Taxes are not imposed on, or otherwise payable by, such Company Entities), whether or not then due, in each case for any Pre-Closing Tax Period and with respect to either (i) a Tax Return that is due after the Closing and has not been filed as of the end of the day on the Closing Date (taking into account any applicable extensions) or (ii) a Tax Return that was filed on or before the end of the day on the Closing Date (taking into account any applicable extensions), in each case, for which the amount shown as due on such Tax Return was not paid in full, which amount in no case shall be an amount less than zero. In determining the Income Tax Liability Amount, (a) all unpaid income Tax liabilities with respect to Pre-Closing Tax Periods shall be calculated in accordance with Section 6.06, (b) such calculations and determinations shall take into account any income Tax assets, payments of estimated income Taxes or similar amounts which may be credited against income Taxes otherwise due, in each case in respect of the applicable Company Entity or Truist Partners, as the case may be (including any Transaction Tax Deductions) solely to the extent (if any) that they would actually reduce as a matter of applicable Tax law (but not below zero and determined at a “more likely than not” (or higher) standard) the amount of any income Tax liabilities owed by a Company Entity or Truist Partners, as the case may be, in the same jurisdiction as such income Tax assets with respect to the relevant Pre-Closing Tax Period, (c) such calculations and determinations shall exclude any income Taxes attributable to transactions undertaken by the Buyer Entities or any of their Affiliates not contemplated by this Agreement and outside the ordinary course of business on the Closing Date after the Closing, (d) such calculations and determinations shall exclude deferred Tax assets and deferred Tax liabilities established for GAAP purposes to reflect timing differences between book and Tax income, (e) accrued and unpaid income Taxes will include for these purposes (x) any income Tax imposed on, or otherwise payable by, any Company Entity treated as a Tax-transparent entity for U.S. federal, state, local or non-U.S. income Tax purposes and (y) any other obligations of such a Company Entity to pay income Taxes of such Company Entity’s direct or indirect owners (other than such direct or indirect owners that are Company Entities included in this definition of Income Tax

Liability Amount) on a composite state or local Tax Return as a result of an election by such Company Entity and for which Company Entity has not received, and is not entitled to receive, reimbursement (directly or indirectly) by a Person that is not another Company Entity, (f) accrued and unpaid income Taxes will include for these purposes the Pre-Closing CFC Amount and (g) any liabilities for accruals or reserves established or required to be established under GAAP methodologies that require the accrual for contingent income Taxes or with respect to uncertain Tax positions shall be excluded. Notwithstanding anything to the contrary contained herein, (i) the calculation of Income Tax Liability Amount shall be determined as of 11:59 p.m. (New York time) on the Closing Date, and (ii) any Taxes imposed pursuant to Sections 6221 through 6241 of the Code, as amended by the U.S. Bipartisan Budget Act of 2015 (together with any binding administrative guidance issued thereunder or successor provisions and any similar provision of state or local tax laws) shall not be treated as imposed on, or otherwise payable by, a Company Entity for purposes of this definition.

“Indemnified Taxes” means: (A) any Taxes of Truist, Truist Holdings, any of their respective Affiliates (other than the Company Entities or Truist Partners) and/or any other Person which are required to be paid by any of the Company Entities or Truist Partners by reason of any such Person having been a member of any consolidated, combined or unitary Tax group that includes Truist or any of its Affiliates (other than such a group consisting solely of the Company Entities and Truist Partners) on or prior to the Closing Date, including pursuant to Treasury Regulations § 1.1502-6 (or any similar provision of state, local, or non-U.S. Tax Law) ; (B) any and all Taxes of any Person (other than the Company Entities or Truist Partners) imposed on any Company Entity or Truist Partners for any period as a transferee or successor in respect of a transaction occurring on or before the Prior Purchase Agreement Closing Date, by Law, contract, or otherwise; (C) any payments in respect of Taxes required to be made after the Prior Purchase Agreement Closing Date pursuant to any Tax sharing, Tax indemnification, or Tax allocation agreement or similar contract or arrangement to which any Company Entity or Truist Partners was obligated, or was a party, on or prior to the Prior Purchase Agreement Closing Date (other than the Prior Purchase Agreement, the A&R LLC Agreement, any agreements entered into solely by and among the Company Entities, Truist Partners and/or the Buyer Entities, any customary commercial contract entered into in the ordinary course of business, or any other agreement the principal subject of which is not Taxes); (D) 80% of any and all Taxes of any Person (other than the Company Entities or Truist Partners) imposed on any Company Entity (or, with respect to Truist Partners, 100%) for any period as a transferee or successor in respect of a transaction occurring after the Prior Purchase Agreement Closing Date and on or before the Closing Date, by Law, contract, or otherwise; and (E) 80% (or, with respect to Truist Partners, 100%) of any payments in respect of Taxes required to be made after the Closing Date pursuant to any Tax sharing, Tax indemnification, or Tax allocation agreement or similar contract or arrangement to which any Company Entity or Truist Partners was obligated, or was a party, on or prior to Closing Date (except to the extent such Company Entity or Truist Partners was obligated, or was a party, to such contract or arrangement on or prior to the Prior Purchase Agreement Closing Date, and other than the Prior Purchase Agreement, the A&R LLC Agreement, any agreements entered into solely by and among the Company Entities, Truist Partners and/or the Buyer Entities, any customary commercial contract entered into in the ordinary course of business, or any other agreement the principal subject of which is not Taxes).

“Intellectual Property Right” means any Trademark, mask work, invention, patent, trade secret, copyright, know-how, methods and processes (including any registrations or applications for registration of any of the foregoing and all goodwill associated therewith) or any other worldwide intellectual property right.

“Investment Advisory Agreement” means an investment advisory agreement entered into by any Company Entity with a Client for the purpose of providing Investment Advisory or Supervisory Services to such Client.

“Investment Advisory Client” means a client that is party to any investment advisory, sub-advisory, investment management, consulting, administrative, trust, plan-related or other similar agreement or arrangement with a Company Entity.

“Investor Return Protection Amount” means the amount by which (i) $2,901,843,157.50 exceeds (ii) the amount that would have been payable at Closing to the Buyer Entities (or their Permitted Transferees (as defined in the A&R LLC Agreement)) pursuant to Section 4.01 of the A&R LLC Agreement with respect to the Common Units and Class W Units (as defined in the A&R LLC Agreement) held by the Buyer Entities (or their Permitted Transferees) as of immediately prior to the Closing if 100% of the equity interests of the Company were sold to an unaffiliated third-party pursuant to a Drag-Along Sale (assuming for these purposes that such equity interests do not include the Preferred Equity Interests and that the full Preferred Unit Redemption Amount (as defined in the A&R LLC Agreement) has been satisfied in accordance with the A&R LLC Agreement prior to such sale, such that no Preferred Equity Interests remain outstanding immediately prior to such sale) for an amount in cash equal to the Equity Value and the proceeds of such sale were payable in accordance with Section 4.01 of the A&R LLC Agreement and, for the avoidance of doubt, without giving effect to the Sponsor Return Threshold (as defined in the A&R LLC Agreement). The Investor Return Protection Amount shall in no event be less than zero.

“IRS” means the Internal Revenue Service.

“knowledge of Buyer”, “Buyer’s knowledge” or any other similar knowledge qualification in this Agreement means to the actual knowledge, following due inquiry, of Nicolas Zerbib, Andrew Reutter and Justin Rispler.

“knowledge of the Company”, “Company’s knowledge” or any other similar knowledge qualification in this Agreement means to the actual knowledge, following due inquiry, of any of the following individuals: John Howard, Andrea Holder, Tammy Stringer, Dave Obenauer, Todd Wartchow, Matthew Spriggs and Chris Bradley.

“Leased Real Property” means all interests in real property leased, licensed, used or occupied, in whole or in part, pursuant to any written or oral agreement with a third-party, in each case, by the Company Entities.

“Liability” means any direct or indirect liability, debt, guaranty, claim, loss, damage, cost, expense (including, without duplication, reasonable attorneys’ fees), settlement payment, award, judgment, fine, penalty or obligation, whether accrued, absolute, contingent, matured, unmatured or otherwise and whether known or unknown, fixed or unfixed, choate or inchoate, liquidated or unliquidated, secured or unsecured.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, deed of trust, option, easement or right of way, right of first refusal, similar adverse ownership claim or encumbrance in respect of such property or asset.

“LTIP Unit” has the meaning set forth in the Truist Insurance Holdings, LLC LTIP Unit Plan.

“LTIP Unit Amount” means the aggregate payments that are payable at Closing under the Truist Insurance Holdings, LLC LTIP Unit Plan and the related award agreements thereunder, including each LTIP Unit that vests in accordance with Section 7.05 of this Agreement.

“Management Holder” means any Member (as defined in the Management Holdings LLC Agreement or the Management Holdings II LLC Agreement, as applicable) who is a registered and beneficial owner of MH II Common Units and/or MH Incentive Units prior to giving effect to Section 2.06.

“Management Holder Amount” means the amount in cash equal to the amount that would have been payable to a Management Holder, if no Management Holder was a Rollover Holder and the Rollover did not occur, pursuant to Section 4.01 of the Management Holdings LLC Agreement or the Management Holdings II LLC Agreement with respect to the MH II Common Units and MH Incentive Units held by such Management Holder as of the Closing if 100% of the equity interests of the Company were sold to an unaffiliated third-party pursuant to a Drag-Along Sale (assuming for these purposes that such equity interests do not include the Preferred Equity Interests and that the full Preferred Unit Redemption Amount (as defined in the A&R LLC Agreement) has been satisfied in accordance with the A&R LLC Agreement prior to such sale, such that no Preferred Equity Interests remain outstanding immediately prior to such sale) for an amount in cash equal to the Equity Value and the proceeds of such sale were payable in accordance with Section 4.01 of the A&R LLC Agreement and, for the avoidance of doubt, without giving effect to the Sponsor Return Threshold or the Rollover.

“Management Holdings Escrow Amount” means $1,500,000.

“Management Holdings LLC Agreement” means that certain Limited Liability Company Agreement of Management Holdings, dated as of April 3, 2023, as may be amended from time to time.

“Management Holdings Purchase Price” means the amount in cash equal to the amount that would have been payable at Closing to Management Holdings pursuant to Section 4.01 of the A&R LLC Agreement with respect to the Incentive Units held by Management Holdings as of immediately prior to the Closing if 100% of the equity interests of the Company were sold to an unaffiliated third-party pursuant to a Drag-Along Sale (assuming for these purposes that such equity interests do not include the Preferred Equity Interests and that the full Preferred Unit Redemption Amount (as defined in the A&R LLC Agreement) has been satisfied in accordance with the A&R LLC Agreement prior to such sale, such that no Preferred Equity Interests remain outstanding immediately prior to such sale) for an amount in cash equal to the Equity Value and the proceeds of such sale were payable in accordance with Section 4.01 of the A&R LLC Agreement and, for the avoidance of doubt, without giving effect to the Sponsor Return Threshold or the Rollover.

“Management Holdings II Escrow Amount” means $4,500,000.

“Management Holdings II LLC Agreement” means that certain Limited Liability Company Agreement of Management Holdings II, dated as of April 3, 2023, as may be amended from time to time.

“Management Holdings II Purchase Price” means the amount in cash equal to the amount that would have been payable at Closing to Management Holdings II pursuant to Section 4.01 of the A&R LLC Agreement with respect to the Common Units held by Management Holdings II as of immediately prior to the Closing if 100% of the equity interests of the Company were sold to an unaffiliated third-party pursuant to a Drag-Along Sale (assuming for these purposes that such equity interests do not include the Preferred Equity Interests and that the full Preferred Unit Redemption Amount (as defined in the A&R LLC Agreement) has been satisfied in accordance with the A&R LLC Agreement prior to such sale, such that no Preferred Equity Interests remain outstanding immediately prior to such sale) for an amount in cash equal to the Equity Value and the proceeds of such sale were payable in accordance with Section 4.01 of the A&R LLC Agreement and, for the avoidance of doubt, without giving effect to the Sponsor Return Threshold or the Rollover.

“Marketing Period” means the first period of 12 consecutive Business Days commencing on or after the date of this Agreement (i) on the date of which the Buyer Entities have received the Required Information, (ii) throughout which period such Required Information is Compliant (it being understood and agreed that if the Required Information is not Compliant at any time during such period of 12 consecutive Business Days, the Marketing Period shall terminate and “restart” when such Required Information is Compliant and the other conditions of this definition are satisfied) and (iii) throughout which period all of the conditions set forth in Sections 8.01 and 8.02 have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver in writing of such conditions at the Closing, and other than as a result of one or more of the circumstances set forth on Section 9.03(a)(i) of the Company Disclosure Schedule) and nothing has occurred and no condition exists that would cause any of the conditions set forth in Sections 8.01 and 8.02 to fail to be satisfied assuming the Closing were to be scheduled for any time during such 12 consecutive Business Day period, and other than as a result of one or more of the circumstances set forth on Section 9.03(a)(i) of the Company Disclosure Schedule); provided that (1) May 27, 2024, June 19, 2024, July 4, 2024 and July 5, 2024 each shall not constitute a Business Day for purposes of the Marketing Period and (2) the Marketing Period shall either end on or prior to August 16, 2024 or, if the Marketing Period has not ended on or prior to August 16, 2024, then the Marketing Period shall commence no earlier than September 5, 2024; provided further that the Marketing Period shall end on any earlier date that is the date on which the Debt Financing is fully consummated. In addition, (x) if Truist shall in good faith reasonably believe it and/or the Company has provided the Required Information and that the Marketing Period has commenced (including that the conditions under clauses (ii) through (iii) of this definition have been satisfied), it may deliver to the Buyer Entities a written notice to that effect (stating when it believes it completed such delivery and when the Marketing Period commenced), in which case the Marketing Period shall be deemed to have commenced as of the date indicated in such written notice unless the Buyer Entities in good faith reasonably believe Truist and/or the Company has not completed the delivery of the Required Information or that the Marketing Period has not commenced and, within two Business Days after the delivery of such notice by Truist, deliver a written notice to Truist to that effect (stating with specificity which Required Information Truist and/or the Company has not delivered or why the Marketing Period has not commenced); provided that it is understood that the delivery of such written notice from the Buyer Entities to Truist will not prejudice Truist’s right to assert that the Required Information has in fact been delivered and that the Marketing Period has commenced; and (y) for the avoidance of doubt, the required delivery of any information in accordance with paragraph 5 of Exhibit E to the Debt Commitment Letter (or any successor provision thereof) for any new fiscal period shall result in the “restart” of the Marketing Period, notwithstanding that either (a) a period of 12 consecutive Business Days shall have passed throughout which the Buyer Entities have had what would otherwise have constituted the Required Information (were the Closing to have occurred prior to such required delivery of financial information for such period) and such information having been Compliant throughout such period or (b) if applicable, the Marketing Period had previously been deemed to commence pursuant to clause (x) above.

“Material Adverse Effect” means any fact, effect, event, change, occurrence or circumstance that has had or would reasonably be expected to have, individually or in the aggregate with all other facts, effects, events, changes, occurrences or circumstances, a material adverse effect on the financial condition, assets, business or results of operation of the Company Entities, taken as whole, excluding any effect resulting from (i) general economic, political, social, regulatory, legal or tax conditions in the United States or any other country or region, including changes in financial, credit, securities, commodity, currency or real estate markets (including changes in interest or exchange rates), (ii) any actual or threatened act of war, hostilities (including in Ukraine), sabotage, cyber-attack, or terrorism, or any escalation or worsening thereof, or any hurricane, earthquake, tornado, flood or other natural disaster or “act of God”, (iii) any epidemic, pandemic or disease outbreak (including COVID-19 or monkeypox) or worsening thereof, including responses thereto (including the COVID-19 Measures), (iv) conditions generally affecting any industry in which the Company Entities operate, (v) changes after the date hereof in GAAP or other applicable regulatory accounting requirements or the authoritative interpretation thereof, (vi) changes after the date hereof in Applicable Law or the authoritative interpretation thereof, (vii) any failure (in and of itself) by the Company Entities to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period (it being understood that any underlying facts giving rise or contributing to such failure that are not otherwise excluded from the definition of “Material Adverse Effect” may be taken into account in determining whether there has been a Material Adverse Effect), (viii) the negotiation, execution or performance of this Agreement, the announcement, pendency or consummation of the transactions contemplated hereby, the identity of the Buyer Entities or any facts or circumstances relating to the Buyer Entities or the announcement or other disclosure of the Buyer Entities’ plans or intentions with respect to the conduct of any of the businesses of the Company Entities after the Closing, including the effect of any of the foregoing on the relationships, contractual or otherwise, of the Company Entities with customers, employees, suppliers, vendors, service providers or Governmental Authorities;

provided that no effect shall be given to this clause (viii) for purposes of any representation or warranty which addresses the consequences of the negotiation, execution or performance of this Agreement or the condition to Closing in Section 8.02(a)(iii) to the extent relating to any such representation or warranty, and (ix) any action taken (or not taken) by the Company Entities at the written request of the Buyer Entities or that is required or expressly contemplated to be taken (or not taken) hereunder, except, in the case of clauses (i), (ii), (iii), (iv), (v) or (vi), to the extent the Company Entities, taken as a whole, are disproportionately affected thereby relative to other participants in the industry in which the Company Entities operate (in which case only the incremental and disproportionate effect or effects may be taken into account in determining whether there has been a Material Adverse Effect).

“Measurement Time” means 11:59 p.m. (New York time) on the day immediately preceding the Closing Date.

“Multiemployer Plan” means a “multiemployer plan” as defined in Section 3(37) of ERISA.

“MH II Common Units” has the meaning ascribed to such term in the A&R LLC Agreement.

“MH II Rollover Amount” means the aggregate value based on the portion of the Management Holder Amount that would have been payable at the Closing in respect of any MH II Common Units (or corresponding Common Units) that a Management Holder has agreed to (and does) exchange and contribute in accordance with Section 2.06 if such MH II Common Units (or corresponding Common Units) were not Rollover Units.

“MH Incentive Units” has the meaning ascribed to such term in the A&R LLC Agreement.

“MH Rollover Amount” means the aggregate value based on the portion of the Management Holder Amount that would have been payable at the Closing in respect of any MH Incentive Units (or corresponding Incentive Units) that a Management Holder has agreed to (and does) exchange and contribute in accordance with Section 2.06 if such MH Incentive Units (or corresponding Incentive Units) were not Rollover Units.

“Net PC Reserve Amount” means an amount equal to $48,630,717.83 (being the agreed amount relating to the Starwind profit commission as of September 30, 2023), subject to adjustment upward or downward (a) based on the most recent available quarterly third-party actuarial analysis, for any changes in underlying ultimate loss ratios consistent with practices followed in the year-to-date period ended September 30, 2023 and (b) for normal cash activity and settlements, both to and from insurance carriers and reinsurance parties, in each case from September 30, 2023 until the Measurement Time and calculated on a consistent basis as the calculation shown in Section 1.01(g) of the Company Disclosure Schedule, discounted using a 8.25% discount rate.

“NSCC” means the National Securities Clearing Corporation.

“Owned Real Property” means all real property owned in fee by any Company Entity, together with all buildings, structures, fixtures and improvements of any kind located thereon, and all easements, covenants and other rights appurtenant thereto.

“Overpaid Pre-Closing Tax Distributions” means the amount (if any) in cash equal to the amount (which shall not be less than zero) by which (i) the aggregate Tax Distributions distributable to Buyer Entity 1, calculated in accordance with Section 4.01(c) of the A&R LLC Agreement for portion of the taxable year in which the Closing occurs through the Measurement Time is less than (ii) the amount of aggregate Tax Distributions actually made to Buyer Entity 1 in respect of income attributable to such portion of such taxable year, determined as of the Measurement Time and including the portion of the Pre-Closing Tax Distribution actually paid to Buyer Entity 1 pursuant to Section 5.01.

“Panther Aggregator” means Panther Aggregator, L.P., a Delaware limited partnership and an Affiliate of the Buyer Entities.

“Pass-Through Income Tax Matter” means any matter relating to the determination of income, gain, loss, deduction or credits with respect to the operations of the business of the Company Entities if Truist Holdings, Truist Partners, the Buyer Entities or any other direct or indirect equity owner of the Company would be liable as a matter of law for income Taxes attributable thereto (e.g., the income Tax liability for items of income, gain, loss, deduction and credit passed through to owners with respect to a partnership or disregarded entity for US federal or applicable state, local or non-US income Tax purposes).

“Payoff Amount” means the total amount required to be paid at the Closing Date to satisfy in full the repayment of (i) the Preferred Equity Interests, (ii) all amounts outstanding in respect of the Revolving Credit Agreement and (iii) all amounts outstanding in respect of the indebtedness set forth in Section 1.01(e) of the Company Disclosure Schedule, in each case, including any principal, interest, prepayment penalties, premiums, breakage costs that become payable upon such repayment, and fees or penalties outstanding or accrued thereunder and incremental per diem increases in respect thereof to account for any delays as to the Closing Date.

“Payoff Documents” means executed payoff letters in customary form and substance reasonably satisfactory to the Buyer Entities and delivered by the applicable lender(s) at least one Business Day prior to the Closing Date which shall (i) indicate the Payoff Amount, (ii) state that upon receipt of the Payoff Amount, such indebtedness and related instruments evidencing such indebtedness shall be terminated (except for provisions therein that, by their terms, survive such termination), (iii) state that all encumbrances, guaranties, security interests, collateral and agreements to subordinate in connection therewith relating to the assets and properties of the Company or any of its Subsidiaries securing such obligation thereunder shall be, upon the payment of the Payoff Amount, released and terminated and (iv) include wire transfer instructions for paying the Payoff Amount, in the case of (i), (ii) and (iii), effective as of the Closing.

“Pension Plan” has the meaning set forth in Section 3.13(b).

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a Governmental Authority.

“Personal Data” means any information that (a) alone or together with any other information, identifies or can reasonably be used to identify, contact or locate an identified or identifiable individual and/or (b) is defined as “personal data,” “personally identifiable information,” “personal information,” “protected health information,” “consumer health information,” “consumer health data” or any similar term under Applicable Laws that regulate or otherwise relate to the privacy or security of such information.

“Post-Closing Tax Period” means any Tax period beginning after the Closing Date, and, with respect to a Straddle Period, the portion of such Tax Period beginning after the Closing Date.

“Pre-Closing CFC Amount” means, determined as of the Closing Date as if the Taxable year of any non-U.S. Subsidiaries of the Company that are treated as corporations for U.S. federal income tax purposes ended on the Closing Date, the aggregate amount of any unpaid income Tax liabilities of Truist Holdings and Truist Partners (assuming both such Persons are “United States shareholders” within the meaning of Section 951(b) of the Code) as a result of any inclusion under Section 951 or Section 951A of the Code with respect to the portion of such Taxable year that ended on the Closing Date.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date, and, with respect to a Straddle Period, the portion of such Tax period ending on the Closing Date.

“Prior Purchase Agreement Closing Date” means the “Closing Date” as defined in the Prior Purchase Agreement.

“Proposal” means any offer or proposal for, or indication of interest in, an investment, merger, consolidation, stock exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction, or series of related transactions, involving any Company Entity, any purchase of all or a material portion of the assets of any Company Entity or any purchase of any of the capital stock or other equity interests of any Company Entity or any other transaction that represents an alternative transaction to the transactions contemplated by this Agreement, in each case, other than the transactions contemplated hereby.

“Purchase Price” means an amount in cash equal to (a) the Truist Purchase Price plus (b) the Management Holdings Purchase Price plus (c) the Management Holdings II Purchase Price. An illustrative calculation of the Purchase Price is set forth on Exhibit G.

“Real Property” means the Owned Real Property and the Leased Real Property.

“Real Property Lease” means all lease agreements, license agreements or other agreements pursuant to which any Leased Real Property is leased, subleased, licensed or otherwise occupied by a Company Entity.

“Related Party” means, with respect to any Person, any of such Person’s former, current or future direct or indirect Affiliates, Representatives, controlling Persons, members, general or limited partners, other equityholders, successors or assignees (or any former, current or future direct or indirect Affiliates, Representatives, controlling persons, members, general or limited partners, other equityholders, successors or assignees of any of the foregoing).

“Relationship Marketing Agreement” means the Relationship Marketing Agreement by and among Truist and the Company in the form set forth on Exhibit F.

“Representatives” means, with respect to any Person, collectively, the directors, officers, managers, employees, agents, consultants, advisors, financing sources (including limited partners and co-investors) and other representatives of such Person.

“Required Information” means (i) (A) the required financial statements and other information regarding the Company and its Subsidiaries necessary to satisfy the condition set forth in paragraph 5 of Exhibit E to the Debt Commitment Letter (or any successor provision thereof) and (B) the financial, business and other information of the Company and its Subsidiaries necessary to permit the Buyer Entities to prepare customary pro forma financial statements in accordance with the requirements of Regulation S-X under the Securities Act for registered offerings of securities on Form S-1 (or any successor form thereto) under the Securities Act, and of the type and form, and for the periods (including for the 12-month period ending on the last day of the most recently completed four-fiscal quarter period), in each case, customarily included in an offering memorandum customarily used in Rule 144A private placements of debt securities as required under paragraph 9 of Exhibit E to the Debt Commitment Letter (or any successor provision thereof) (it being understood that the Company, its Subsidiaries and their respective Representatives will assist the Buyer Entities in, but the Buyer Entities and not the Company, its Subsidiaries and their respective Representatives shall be responsible for, the preparation of the pro forma financial statements and related notes thereto); (ii) all other financial data and business, financial and other information regarding the Company and its Subsidiaries (A) as may be reasonably requested by the Buyer Entities or the Debt Financing Sources and required for the Buyer Entities to produce (I) marketing documents used to syndicate credit facilities of the type contemplated under the Debt Commitment Letter and/or (II) a customary offering memorandum and investor presentation for a Rule 144A high yield offering of debt securities or (B) as otherwise necessary to receive from the Company’s auditors (and any other accountant to the extent that financial statements audited or reviewed by such accountants are or would be included in such offering memorandum), a customary comfort letter (including customary “negative assurance” and change period comfort), in each case in clauses (i) and (ii), except for any Excluded Information; (iii) substantially complete drafts of customary comfort letters compliant with AU Section 634, including customary “negative assurance” and change period comfort, in each case from the Company’s auditors, and confirmation that such auditors are prepared to deliver such comfort letters throughout the Marketing Period and upon the “pricing” and “closing” of such offering upon completion of customary procedures; and (iv) customary authorization letters (including customary representations with respect to accuracy of information and material non-public information) authorizing the distribution of information (including the financial statements described in clause (i)(A) hereof) and management representation letters).

“Restricted Cash” means any cash which is not freely usable by the Company Entities because it is subject to restrictions, limitations or Taxes on use or distribution by law, contract or otherwise, including restrictions on dividends and repatriations or any other form of restriction.

“Restricted Period” means a period of three years following the Closing Date.

“Retained Leased Real Property” means all interests in real property leased, licensed, used or occupied, in whole or in part, pursuant to any written or oral agreement with a third-party, in each case, by any Affiliate of Truist (other than a Company Entity) and a portion of which will be subleased to a Company Entity as of the Closing Date.

“Retained Owned Real Property” means all real property owned in fee by any Affiliate of Truist (other than a Company Entity), together with all buildings, structures, fixtures and improvements of any kind located thereon, and all easements, covenants and other rights appurtenant thereto and a portion of which will be leased to a Company Entity as of the Closing Date.

“Retained Real Property” means, collectively, the Retained Leased Real Property and the Retained Owned Real Property.

“Retained Real Property Lease” means all lease agreements, license agreements or other agreements pursuant to which any Retained Leased Real Property is leased, subleased, licensed or otherwise occupied by an Affiliate of Truist.

“Revolving Credit Agreement” means that certain Credit Agreement, dated as of April 3, 2023, among the Company, as the borrower, Truist, as the administrative agent, and the lenders and L/C Issuers (as defined therein) from time to time party thereto, as amended, restated, amended and restated, supplemented or otherwise modified from time to time.

“Rollover Holders” means any Management Holder who executes a Rollover Agreement agreeing to exchange all or a portion of such Management Holder’s MH II Common Units or MH Incentive Units for Common Units or Incentive Interests, as applicable, in accordance with Section 2.06 and to contribute such Common Units or Incentive Interests, as applicable, to a Buyer Entity or an Affiliate thereof in exchange for equity interests in such Buyer Entity or such Affiliate in connection with the consummation of the transactions contemplated by this Agreement.

“Rollover Units” means, with respect to a Management Holder, the MH II Common Units (or corresponding Common Units) or MH Incentive Units (or corresponding Incentive Units) that such Management Holder has agreed to (and does) exchange and contribute in accordance with Section 2.06.

“Sanctioned Country” means any country or territory that is the subject or target of comprehensive Sanctions (at the time of this Agreement, the Crimea, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic and the non-government controlled areas of the Kherson and Zaporizhzhia regions of Ukraine, Cuba, Iran, North Korea, and Syria).

“Sanctioned Person” means any Person designated on OFAC’s List of Specially Designated Nationals and Blocked Persons, Sectoral Sanctions Identification List, or Foreign Sanctions Evader List, or any other similar list of designated Persons established pursuant to Sanctions.

“Sanctions” means all applicable economic sanctions laws, regulations, and executive orders of the United States (including those administered by the Office of Foreign Assets Control (“OFAC”) of the U.S. Department of the Treasury and the U.S. Department of State), and any other sanctions authorities with jurisdiction over the Company Entities.

“Securities Act” means the Securities Act of 1933.

“Securities Laws” means, collectively, the Securities Act, the Exchange Act, and any other federal or state securities laws.

“Self-Regulatory Organization” means a self-regulatory organization, including any “self-regulatory organization” as such term is defined in Section 3(a)(26) of the Exchange Act, any “self-regulatory organization” as such term is defined in Commodity Futures Trading Commission Rule 1. 3, and any other U.S. or non-U.S. securities exchange, futures exchange, futures association, commodities exchange, clearinghouse or clearing organization.

“Specified Indemnified Matters” means the matter set forth under the heading “Specified Indemnified Matters” on Section 1.01(d) of the Company Disclosure Schedule.

“Shared Contracts” means Contracts of Truist or any of its Affiliates (other than the Company Entities) with one or more third parties that relate to, or under which the rights of Truist or its Affiliates (other than the Company Entities) are exercised for the benefit of, the Company Entities, including any such Shared Contracts set forth in Section 1.01(f) of the Company Disclosure Schedule, but in each case excluding any Contracts relating to services or goods provided to the Company Entities from and after Closing pursuant to the Transition Services Agreement.

“Stone Point” means Stone Point Capital LLC, a Delaware limited liability company.

“Straddle Period” means a Tax period that begins on or before the Closing Date and ends thereafter.

“Subsidiary” means, with respect to any Person, any other Person of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at the time directly or indirectly owned by such first Person; provided that for the purposes of this Agreement, none of the Company or any Company Entity shall be considered a Subsidiary of Truist, Truist Holdings or Truist Partners.

“Systems” means any and all computers, websites, applications, databases, systems, networks, software, hardware, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines and all other information technology assets.

“Target Closing Working Capital” means $265,050,000.

“Tax” means any U.S. federal, state, local, or non-U.S. tax, charge, duty, levy or other similar assessment in the nature of a tax, including income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security, unemployment, disability, property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated or other tax of any kind or any charge of any kind in the nature of (or similar to) taxes whatsoever, imposed by any Taxing Authority, and including any interest, penalty or addition thereto.

“Tax Proceeding” means any inquiry, claim, audit, action, suit, proceeding, examination, contest, litigation or investigation by any Governmental Authority in respect of Taxes.

“Tax Return” means any return, declaration, report, claim for refund or information return or statement of Taxes, including any schedule or attachment thereto, and including any amendment thereof, filed or required to be filed with any Taxing Authority.

“Taxing Authority” means any Governmental Authority responsible for the imposition or collection of any Tax.

“Trademark” means any trademark, service mark, logo, trade name, corporate name, trade dress, Internet domain name, social and mobile media identifier, and other source or business identifier (including any registrations or applications for registration of any of the foregoing and all goodwill associated therewith).

“Transaction Tax Deductions” means, without duplication, all items of loss or deduction for income Tax purposes that are deductible under Applicable Law (determined at a “more likely than not” or higher level of comfort) and attributable to (i) any item of loss, deduction or credit related to fees, costs and expenses of the Company Entities specifically attributable to or arising out of the transactions contemplated by this Agreement, including amounts taken into account in Closing Indebtedness or otherwise in the determination of the Purchase Price, (ii) all success-based fees of professionals (including investment bankers and other consultants and advisors) paid by or on behalf of the Company Entities specifically in connection with the transactions contemplated by this Agreement, (iii) the capitalized financing costs and expenses and any prepayment premium or fee as a result of the payoff or satisfaction of any debt of the Company Entities in connection with the Closing, (iv) all sale, “stay-around”, retention, single-trigger severance, change of control or similar bonuses or payments payable to current or former employees, managers, directors or consultants of the Company Entities that are triggered upon the Closing, and (v) any employer-paid payroll Taxes imposed with respect to any of the foregoing. For the purposes of calculating the amount of the Transaction Tax Deductions, the Company Entities shall be assumed to have made an election under Revenue Procedure 2011-29, 2011-18 IRB, to treat 70% of any success-based fees that were paid by or on behalf of the Company Entities as an amount that did not facilitate the transactions contemplated by this Agreement and, therefore, treat 70% of such costs as deductible.

“Transition Services Agreement” means the agreement between Panther Aggregator and Truist in the form set forth on Exhibit D.

“Trident Investors” means Trident IX, L.P., a Cayman Islands exempted limited partnership, Trident IX Parallel Fund, L.P., a Cayman Islands exempted limited partnership, Trident IX Professionals Fund, L.P., a Cayman Islands exempted limited partnership, and T-IX Butterfly Co-Investor, LP, a Delaware limited partnership.

“Truist Marks” means any and all (a) Trademarks owned by Truist or its Affiliates as of the date of this Agreement (including, for the avoidance of doubt, any and all Trademarks that include the word “TRUIST”), and (b) names, marks and logos confusingly similar to any of the foregoing.

“Truist Purchase Price” means the amount in cash equal to (i) the amount that would have been payable at Closing to Truist Holdings and Truist Partners pursuant to Section 4.01 of the A&R LLC Agreement with respect to the Common Units held by Truist Holdings and Truist Partners as of immediately prior to the Closing if 100% of the equity interests of the Company were sold to an unaffiliated third-party pursuant to a Drag-Along Sale (assuming for these purposes that such equity interests do not include the Preferred Equity Interests and that the full Preferred Unit Redemption Amount (as defined in the A&R LLC Agreement) has been satisfied in accordance with the A&R LLC Agreement prior to such sale, such that no Preferred Equity Interests remain outstanding immediately prior to such sale) for an amount in cash equal to the Equity Value and the proceeds of such sale were payable in accordance with Section 4.01 of the A&R LLC Agreement and, for the avoidance of doubt, without giving effect to the Sponsor Return Threshold minus (ii) the Investor Return Protection Amount minus (iii) any Unpaid Pre-Closing Tax Distributions plus (iv) any Overpaid Pre-Closing Distributions.

“Truist Sellers” means, collectively, Truist Holdings, Management Holdings and Management Holdings II.

“Unpaid Pre-Closing Tax Distributions” means the amount in cash equal to the amount (which shall not be less than zero) by which (i) the aggregate Tax Distributions distributable to Buyer Entity 1, calculated in accordance with Section 4.01(c) of the A&R LLC Agreement for portion of the taxable year in which the Closing occurs through the Measurement Time exceeds (ii) the amount of aggregate Tax Distributions actually made to Buyer Entity 1 in respect of income attributable to such portion of such taxable year, determined as of the Measurement Time and including the portion of the Pre-Closing Tax Distribution actually paid to Buyer Entity 1 pursuant to Section 5.01.

“Viggo Investor” has the meaning set forth on Section 1.01(a) of the Company Disclosure Schedule.

(b)        Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
2023 Audited Financial Statements	5.25
Accounting Referee	2.04(d)
Action	5.21
Actual Fraud	11.02
Acquisition Target	5.22(a)(ii)
Acquisition Target’s Competing Business	5.22(a)(ii)
Adjustment Date	2.04(e)
Advisers Act	3.27(b)
Agreement	Preamble
Alternative Financing	5.12(d)
Alternative Financing Commitment Letter	5.12(d)
Audited Balance Sheet	3.07(a)
Broker and Adviser Compliance Policies	3.27(f)
Buyer	Preamble
Buyer Cure Period	9.01(e)(i)
Buyer Indemnified Parties	10.01(a)
Buyer Related Parties	9.03(b)(ii)
Closing	2.03(a)
Closing Statement	2.04(a)
Closing Trigger Date	2.03(a)
Company	Preamble
Company Cure Period	9.01(d)
Company Entity Covenant Parties	5.14(e)(i)
Company Securities	3.05(b)
Company Shared Contract	5.27(b)
Competing Business	5.22(a)
Covered Tax Proceeding	6.04
Credit Support Arrangements	5.17(a)
Current Representation	11.13(a)
D&O Indemnitees	5.16(a)
Damages	10.01(a)
Debt Commitment Letter	4.08(a)(i)
Debt Financing	4.08(a)(i)
Designated Person	11.13(a)
Disputed Matter	2.04(c)
Domain Name	5.14(e)(iv)
DTCC Notifications	5.02(b)(iii)
e-mail	11.01
Employee Plans	3.13(a)
Enforceability Exceptions	3.02
Enforcement Costs	9.03(c)
Equity Commitment Letter	4.08(a)(ii)
Equity Financing	4.08(a)(ii)
Equity Providers	4.08(a)(ii)
ESPP	5.15
Estimated Closing Statement	2.02
Estimated Purchase Price	2.02(b)

Term	Section
Exception Claim	10.02(a)(iv)
Final FMV Determination	6.05
Final Purchase Price Final Section 338 Allocation	2.04(e) 6.05
Financial Statements	3.07(a)(ii)
Financing	4.08(a)(ii)
Financing Commitment Letters	4.08(a)(ii)
FINRA Application	5.02(b)(ii)
FMV Determination	6.05
Guarantee or Guarantees	4.09
Guarantee Providers	4.09
Incentive Interests	Recitals
Indemnified Party	10.02(a)
Indemnifying Party	10.02(a)
Independent Accounting Firm	6.05
Infringing	3.17(b)(i)
Joint Litigation Matter	5.21
Letter Agreement	5.02(g)
Management Holdings	Preamble
Management Holdings II	Preamble
Material Contract	3.10(a)
Negative Consent Notice	5.10(a)
Non-Transferred Asset/Liability	5.18(a)(ii)
Notice of Disagreement	2.04(c)
Notice Period	10.03
Outside Date	9.01(b)
Permitted Liens	3.16
Post-Closing Payment	2.04(g)
Pre-Closing Occurrences	5.19(b)
Pre-Closing Tax Distribution	5.01
Preferred Equity Interests	Recitals
Prior Purchase Agreement	5.23(c)
Processing	3.17(c)
Prohibited Financing Amendments	5.12(c)
Proposed FMV Determination Proposed Section 338 Allocation	6.05 6.05
Purchased Common Units	Recitals
Purchased Interests	Recitals
QPAM Exemption	3.13(g)
R&W Policy	5.29
Regulatory Concession	5.02(c)(v)
Related Party Agreement	3.26
Required Funding Amount	4.08(d)
Restricted Business Threshold	5.22(a)(ii)
Rollover	2.06(a)

Term	Section
Rollover Agreement	2.06(a)
Rollover Statement	2.06(a)
Section 338 Allocation Forms	6.10
Section 338 Election Forms	6.10
Section 338(h)(10) Election	6.10
Seller-Controlled Covered Tax Proceeding Separation Costs True-Up Statement	6.04 2.08(a)
Straddle Returns	6.02
Subsidiary Securities	3.06(b)
Terminating Buyer Breach	9.01(e)(i)
Terminating Company Breach	9.01(d)
Termination Fee	9.03(a)
Third Party Claim	10.02(a)
Transaction	2.01
Transaction Agreements	11.10
Transition Period	5.14(b)
Truist	Preamble
Truist Covenant Parties	5.14(e)(i)
Truist Holdings	Preamble
Truist Incentive Plan	5.15
Truist Indemnified Parties	10.01(b)
Truist Insurance Policies	5.19(b)
Truist Partners	Preamble
Truist Partners Distribution	5.35
Truist Party or Truist Parties	Preamble
Truist Related Parties	9.03(b)(ii)
Willful Breach	9.02
Withheld Party	2.05
Withholding Party	2.05
Wrongly-Transferred Asset/Liability	5.18(b)(ii)

Section 1.02.      Other Definitional and Interpretative Provisions. (a) In this Agreement:

(i)            the words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

(ii)            the captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof;

(iii)            references to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement, unless otherwise specified;

(iv)           all Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein;

(v)            any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement;

(vi)           any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular;

(vii)          whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import;

(viii)         “writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form;

(ix)            references to any Applicable Law shall be deemed to refer to such Applicable Law as amended from time to time and, if applicable, to any rules or regulations promulgated thereunder;

(x)            references to any Person include the successors and permitted assigns of such Person;

(xi)            references from or through any date mean, unless otherwise specified, from and including or through and including, respectively;

(xii)           references to “ordinary course of business” (or similar references) mean the ordinary course of business of the Company Entities consistent with past practice;

(xiii)          the word “party” is to be deemed to refer to a party hereto, unless the context requires otherwise;

(xiv)         references to any agreement or contract are to such agreement or contract as amended, modified or supplemented from time to time, provided that in the case of any agreement or contract listed on the Company Disclosure Schedule the foregoing only applies to the extent any such amendment, modification or supplement has been made available to the Buyer Entities at least forty eight (48) hours prior to the date hereof and listed in the Company Disclosure Schedule;

(xv)          references to “$” are to U.S. dollars; and

(xvi)         following the Closing, Truist Partners will no longer be considered a Truist Party under the terms of this Agreement.

(b)            The parties have participated jointly in the negotiation and drafting of this Agreement and each has been represented by counsel of its choosing and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

Article 2
Purchase and Sale of Purchased Interests

Section 2.01.      Purchase and Sale of Purchased Interests(a). Upon the terms and subject to the conditions of this Agreement, at the Closing and following (a) the Special Distribution, (b) the Pre-Closing Tax Distribution, (c) the Truist Partners Distribution and (d) the Rollover, the Truist Sellers agree to sell all of the Purchased Interests to the Buyer Entities, and the Buyer Entities agree to purchase all of the Purchased Interests from the Truist Sellers, for an aggregate amount equal to the Purchase Price determined and paid as provided in Section 2.03(b) and subject to adjustment as provided in Section 2.04 (the “Transaction”), in each case, in accordance with the allocation of Purchased Interests among the Buyer Entities set forth on Section 2.01 of the Company Disclosure Schedule (as such allocation may be revised by Buyer Entity 1, on behalf of the Buyer Entities, in Buyer Entity 1’s sole discretion, no later than five Business Days prior to the Closing Date).

Section 2.02.      Estimated Closing Statement. No later than five Business Days prior to the Closing Date, Truist shall deliver to the Buyer Entities a statement (the “Estimated Closing Statement”) setting forth (a) Truist’s good faith estimates of the Closing Working Capital Adjustment, Closing Cash, Closing Indebtedness, Closing Transaction Expenses, the Investor Return Protection Amount, the Overpaid Pre-Closing Tax Distribution and the Unpaid Pre-Closing Tax Distribution, (b) using the amounts referred to in the preceding clause (a), the resulting Equity Value and Purchase Price (such estimated Purchase Price, the “Estimated Purchase Price”) and the Closing Purchase Price Payments, together with copies of such documents and information used by Truist in its calculation of such amounts as are reasonably necessary for the Buyer Entities to review and verify such amounts, and (c) the account to which the Closing Purchase Price Payments shall be paid. The Buyer Entities shall have the opportunity to comment on and request reasonable changes to the foregoing estimates and calculations set forth in the Estimated Closing Statement, and Truist shall consider in good faith any changes the Buyer Entities propose to such estimates and calculations, it being understood that the Buyer Entities shall have no approval rights with respect to the estimates or calculation therein; provided, however, that, in case of any disagreement between the parties, in no case shall such disagreement delay the Closing and the estimates and calculations of Truist set forth in the Estimated Closing Statement shall control.

Section 2.03.      Closing. (a) The closing (the “Closing”) of the Transaction shall take place remotely through the mutual exchange via electronic means of executed copies of documents (including in “portable document format” (.pdf) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document), (i) as soon as possible, but in any event, no later than the sixth Business Day after the date on which all of the conditions set forth in Article 8 (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver in writing of such conditions at the Closing) shall have been satisfied or waived in writing (the first date on which such conditions are satisfied or waived, the “Closing Trigger Date”); provided that, if the Marketing Period has not ended on or prior to the Closing Trigger Date, the Closing shall take place on the sixth Business Day immediately following the final day of the Marketing Period, subject to the satisfaction or waiver in writing of all of the conditions set forth in Article 8 (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver in writing of such conditions at the Closing); provided further that, if requested by Truist, the parties will discuss in good faith scheduling the Closing Date for as early in the calendar week as reasonably practicable; provided further that the Closing shall not occur before May 25, 2024 without the prior written consent of the Buyer Entities or (ii) such other date as the Buyer Entities and Truist may mutually agree in writing.

(b)            At the Closing:

(i)            the Buyer Entities shall pay, or cause to be paid, on behalf of the Company and the Company Subsidiaries, as applicable, the portion of the total Payoff Amount (other than in respect of the Preferred Equity Interests) represented thereby to the lenders thereof, pursuant to payment instructions set forth in the Payoff Documents applicable thereto;

(ii)            the Buyer Entities shall pay, or cause to be paid, on behalf of the Company, (A) the Payoff Amount in respect of the Preferred Equity Interests to the account of Truist set forth in the set forth in the Estimated Closing Statement minus (B) the portion of the Special Distribution paid by the Company to Truist Holdings pursuant to Section 5.34 (the “Truist Holdings Portion”) that is applied by Truist Holdings toward the redemption of the Preferred Equity Interests in accordance with Section 5.34;

(iii)            the Buyer Entities shall pay, or cause to be paid, (A) the estimated Truist Purchase Price to Truist (or its designee) in immediately available funds by wire transfer in the amount and to the account of Truist set forth in the Estimated Closing Statement (it being understood that a portion of such payment shall be attributable to the Purchased Common Units and the Truist Partners Stock) minus (B) the sum of (1) the Truist Holdings Portion that is not applied by Truist Holdings toward the redemption of the Preferred Equity Interests pursuant to Section 5.34 and (2) the portion of the Special Distribution paid by the Company to Truist Partners pursuant to Section 5.34;

(iv)           the Buyer Entities shall pay, or cause to be paid, (A) the estimated Management Holdings Purchase Price derived from the Estimated Purchase Price minus (B) the Management Holdings Escrow Amount in immediately available funds by wire transfer to the account of Management Holdings set forth in the Estimated Closing Statement minus (C) the aggregate MH Rollover Amount with respect to all Rollover Holders;

(v)            the Buyer Entities shall pay, or cause to be paid, (A) the estimated Management Holdings II Purchase Price derived from the Estimated Purchase Price minus (B) the Management Holdings II Escrow Amount in immediately available funds by wire transfer to the account of Management Holdings II set forth in the Estimated Closing Statement minus (C) the portion of the Special Distribution that is paid by the Company to Management Holdings II pursuant to Section 5.34 minus (D) the aggregate MH II Rollover Amount with respect to all Rollover Holders;

(vi)           the Buyer Entities shall pay, or cause to be paid, the estimated Appreciation Unit Amount and the estimated LTIP Unit Amount, in each case derived from the Estimated Closing Statement, in immediately available funds by wire transfer in the amount and to the account of the Company set forth in the Estimated Closing Statement for distribution by the Company through its payroll system as promptly as reasonably practicable after the Closing Date;

(vii)          the Buyer Entities shall pay, or cause to be paid, (A) the Management Holdings Escrow Amount and (B) the Management Holdings II Escrow Amount, in each case, in immediately available funds by wire transfer to an escrow account designated by the Escrow Agent no later than two Business Days prior to the Closing Date and established pursuant to the terms of the Escrow Agreement (the “Escrow Account”);

(viii)         the Buyer Entities shall deliver, or cause to be delivered, to Truist the Transition Services Agreement, executed by Panther Aggregator;

(ix)            Truist shall deliver, or cause to be delivered, to the Buyer Entities customary instruments of transfer with respect to the Purchased Interests;

(x)            Truist shall deliver, and shall cause Truist Holdings, Management Holdings and Management Holdings II to deliver, to the Buyer Entities a properly completed and duly executed IRS Form W-9, dated as of the Closing Date and confirming that each Truist Seller, as applicable, is not a foreign person;

(xi)            Truist shall deliver, or cause to be delivered to the Buyer Entities the Section 338 Election Forms;

(xii)           Truist shall deliver, or cause to be delivered, to the Buyer Entities and the Company the Transition Services Agreement, executed by Truist;

(xiii)          Truist shall deliver, or cause to be delivered, to the Buyer Entities, and the Buyer Entities shall deliver, or cause to be delivered, to Truist the Escrow Agreement, executed by Buyer Entity 1, Management Holdings, Management Holdings II and the Escrow Agent; and

(xiv)          Truist shall deliver, or cause to be delivered, to the Buyer Entities evidence of termination of the Related Party Agreements required to be terminated in accordance with Section 5.08.

Section 2.04.      Post-Closing Purchase Price Adjustment. (a) As promptly as practicable, but no later than 90 days, after the Closing Date, the Company shall prepare and deliver or cause to be prepared and delivered to Truist a statement (the “Closing Statement”) setting forth the Company’s good faith calculation of (i) Closing Cash, the Closing Working Capital Adjustment, Closing Indebtedness, Closing Transaction Expenses, the Investor Return Protection Amount, the Overpaid Pre-Closing Tax Distribution and the Unpaid Pre-Closing Tax Distribution and (ii) using the amounts referred to in the preceding clause (i), the resulting Equity Value, Purchase Price and the Closing Purchase Price Payments (had such payments been made based on the Purchase Price calculation in the Closing Statement), together with copies of such documents and information used by the Company in its calculation of such amounts as are reasonably necessary for Truist to review and verify such amounts.

(b)            The Company and the Buyer Entities shall provide Truist and its representatives access to the records (including work papers, schedules, memoranda and other documents), supporting data, properties, personnel and (subject to the execution of customary work paper access letters if requested) auditors of the Company Entities relating to the preparation of the Closing Statement and shall cause the personnel of the Company Entities to reasonably cooperate with Truist in connection with its review of the Closing Statement.

(c)            If Truist disagrees with the Company’s calculation of the Purchase Price set forth in the Closing Statement, Truist may, within 45 days after receipt of the Closing Statement, deliver a notice (a “Notice of Disagreement”) to the Company disagreeing with the Company’s calculation of the Purchase Price set forth in the Closing Statement, and specifying Truist’s calculation of the Purchase Price. Any Notice of Disagreement shall specify those items or amounts as to which Truist disagrees (each, a “Disputed Matter”), and Truist shall be deemed to have agreed with all other items and amounts contained in the Closing Statement.

(d)            If Truist delivers a Notice of Disagreement, Truist and the Company shall, during the 15 days after delivery thereof, use their reasonable best efforts to reach agreement on the Disputed Matters in order to determine the Purchase Price, which amount shall not be less than the Purchase Price set forth in the Closing Statement nor more than the Purchase Price set forth in the Notice of Disagreement. If Truist and the Company are unable to reach agreement as to the Purchase Price during such period, either such party may thereafter cause a boutique specialty firm with an active practice area focused on post-mergers and acquisitions purchase price dispute resolution that is reasonably satisfactory to the Company and Truist (which such firm shall not have any material relationship with the Buyer Entities, Truist, the Company or any of their respective Affiliates) (the “Accounting Referee”), to promptly review this Agreement and the Disputed Matters for the purpose of calculating the Purchase Price. In making such calculation, the Accounting Referee shall act as an expert, and not an arbiter, and shall be bound by the terms of this Agreement, including the definitions of Equity Value, Closing Cash, the Closing Working Capital Adjustment, Closing Indebtedness, Closing Transaction Expenses, the Investor Return Protection Amount and the Purchase Price (and the definitions set forth within such definitions), and the terms of this  Section 2.04(d), shall consider only the Disputed Matters and shall not assign a value to any Disputed Matter greater than the greatest value for such item claimed by any party or less than the smallest value for such item claimed by any party, in each case as set forth in the Closing Statement or the Notice of Disagreement, as applicable. The Accounting Referee’s determination of any Disputed Matter shall be based solely on written materials, presentations and arguments submitted and/or made by Truist and the Company (i.e., shall not be based on an independent review). Neither Truist, any Company Entity, Truist Holdings, Truist Partners, the Buyer Entities, nor any of their respective Affiliates, shall have any ex parte conversations or meetings with the Accounting Referee in connection with any Disputed Matter without the prior consent of the other parties. The Accounting Referee shall deliver to Truist and the Company, as promptly as practicable, a report setting forth its calculation of the Disputed Matters and the Purchase Price. Such report shall be final and binding upon Truist and the Company, absent fraud or manifest error. All fees and expenses of the Accounting Referee relating to the work, if any, to be performed by the Accounting Referee hereunder shall be borne pro rata as between Truist, on the one hand, and the Buyer Entities (on behalf of the Company), on the other hand, in proportion to the allocation of the dollar value of the Disputed Matters as between Truist and the Company (set forth in the written submissions to the Accounting Referee) made by the Accounting Referee such that the party prevailing on the greater dollar value of such disputes pays the lesser proportion of the fees and expenses. For example, if the Company challenges items underlying the calculations of Closing Cash, the Closing Working Capital Adjustment, Closing Indebtedness, Closing Transaction Expenses and the Investor Return Protection Amount in the net amount of $1,000,000, and the Accounting Referee determines that the Company has a valid claim for $400,000 of the $1,000,000, the Buyer Entities shall bear 60% of the fees and expenses of the Accounting Referee and Truist shall bear 40% of the fees and expenses of the Accounting Referee.

(e)            “Final Purchase Price” means (i) if Truist does not deliver any Notice of Disagreement within 45 days after receipt of the Closing Statement, the Company’s calculation of the Purchase Price set forth in the Closing Statement or (ii) if Truist does deliver a Notice of Disagreement within 45 days after receipt of the Closing Statement, (A) the Purchase Price as agreed by Truist and the Company pursuant to Section 2.04(d) or (B) in the absence of such agreement, the Purchase Price as determined by the Accounting Referee pursuant to Section 2.04(d); provided that in no event shall the Final Purchase Price determined by the Accounting Referee be less than the Company’s calculation thereof set forth in the Closing Statement or more than Truist’s calculation thereof set forth in the Notice of Disagreement. “Adjustment Date” means the date on which the Final Purchase Price is determined pursuant to this Section 2.04.

(f)             If the Final Purchase Price is less than the Estimated Purchase Price, then, within five Business Days after such final determination, (i) Truist shall pay, or cause to be paid, its portion (calculated based on the difference between the Closing Purchase Price Payment Truist received at the Closing and the calculation of the Closing Purchase Price Payment Truist would have received based on the Final Purchase Price) of the amount of such difference, if any, to Buyer Entity 1 (on behalf of the Buyer Entities) in immediately available funds by wire transfer to an account nominated by Buyer Entity 1 in writing and (ii) Buyer Entity 1 and Truist shall deliver joint written instructions to the Escrow Agent instructing the Escrow Agent to release to (A) Buyer Entity 1 (on behalf of the Buyer Entities), in immediately available funds by wire transfer to an account nominated by Buyer Entity 1 in writing, the lesser of (x) its portion (calculated based on the difference between the Closing Purchase Price Payment each of Management Holdings and Management Holdings II received at the Closing and the calculation of the Closing Purchase Price Payment each of Management Holdings and Management Holdings II would have received at the Closing based on the Final Purchase Price) of the amount of such difference, if any, and (y) an amount equal to the sum of (1) the Management Holdings Escrow Amount and (2) the Management Holdings II Escrow Amount and (B) Management Holdings (or its designee) and Management Holdings II (or its designee) any cash remaining in the Escrow Account, if any, after the release of cash to Buyer Entity 1 in accordance with the preceding clause (ii)(A) in immediately available funds by wire transfer to an account or accounts set forth in the Estimated Closing Statement.

(g)            If the Final Purchase Price is greater than or equal to the Estimated Purchase Price, then, within five Business Days after such final determination, (i) the Buyer Entities shall pay, or cause to be paid, their respective portions (calculated based on the difference between the calculation of the Closing Purchase Price Payment Truist would have received at the Closing based on the Final Purchase Price and the Closing Purchase Price Payment Truist actually received at the Closing) of the amount of such difference, if any, to Truist (or its designee), in immediately available funds by wire transfer to the accounts of Truist (or its designee) set forth in the Estimated Closing Statement, (ii) the Buyer Entities shall pay, or cause to be paid, an aggregate amount equal to their respective portions (calculated based on the difference between the calculation of the Closing Purchase Price Payment each of Management Holdings and Management Holdings II would have received at the Closing based on the Final Purchase Price and the Closing Purchase Price Payment each of Management Holdings and Management Holdings II actually received at the Closing) of the amount of such difference, if any, to Management Holdings (or its designee) and Management Holdings II (or its designee), in immediately available funds by wire transfer to the accounts of Management Holdings and Management Holdings II set forth in the Estimated Closing Statement and (iii) Buyer Entity 1 and Truist shall deliver joint written instructions to the Escrow Agent instructing the Escrow Agent to release to (A) Management Holdings (or its designee) the Management Holdings Escrow Amount and (B) Management Holdings II (or its designee) and the Management Holdings II Escrow Amount; provided to the extent that the payment of such difference, if any, would give rise to any payment which, but for Closing, would have been a Closing Transaction Expense (a “Post-Closing Payment”), such Post-Closing Payment shall be paid out of such difference, and be made first to the recipient thereof, in reduction of the amount of such difference that otherwise would have been paid to Truist (or its designee), Management Holdings and Management Holdings II.

(h)            For the avoidance of doubt, the parties acknowledge and agree that the determination of the Closing Working Capital Adjustment is intended solely to reflect changes between the Closing Working Capital and Target Closing Working Capital, and any such change can be measured only if Closing Working Capital and the calculations and determinations thereof are prepared using the Accounting Principles.

(i)             Any payments made pursuant to this Section 2.04 shall be treated as an adjustment to the Purchase Price for Tax purposes, unless otherwise required by Applicable Law.

Section 2.05.      Withholding. Each of the Buyer Entities, their Affiliates, the Truist Parties, their Affiliates and the Company Entities (the “Withholding Party”) shall be entitled to deduct and withhold from the consideration otherwise payable to any Person (the “Withheld Party”) pursuant to this Agreement such amounts as the Withholding Party is required to deduct and withhold with respect to the making of such payment under any provision of U.S. federal, state, local or non-U.S. Tax law. If the Withholding Party so withholds amounts, such amounts shall be treated for all purposes of this Agreement as having been paid to the Withheld Party in respect of which the Withholding Party made such deduction and withholding to the extent such amounts are properly paid over to the appropriate Governmental Authority, and the Withholding Party shall furnish to the Withheld Party within 10 Business Days of such payment the original or certificated copy of a receipt issued by such Governmental Authority evidencing such payment. If the Withholding Party intends to deduct or withhold from the consideration otherwise payable to the Withheld Party under this Agreement (other than in respect of (i) amounts treated as compensation for applicable Tax purposes and (ii) any amounts related to a Truist Party’s failure to provide an IRS Form W-9 in accordance with Section 2.03(b)(x)of this Agreement), the Withholding Party shall use its reasonable best efforts to notify the Withheld Party prior to the Closing of its intention to withhold, which notice shall include a statement of the amounts it intends to deduct or withhold in respect of the making of such payment and the applicable provision of law requiring the Withholding Party to withhold or deduct, in each case 10 days prior to the Closing Date, and shall reasonably cooperate with the Withheld Party to reduce or eliminate such deduction or withholding.

Section 2.06.      Management Transactions.

(a)            At least four Business Days prior to the Closing Date, the Buyer Entities shall deliver to Truist a statement (the “Rollover Statement”) setting forth the names of each Management Holder who will be a Rollover Holder, and at least three Business Days prior to the Closing Date, the Buyer Entities shall deliver a supplement to the Rollover Statement that sets forth with respect to each Rollover Holder, the number and type of such Rollover Holder’s Rollover Units and, based on the Estimated Closing Statement, the MH Rollover Amount and/or the MH II Rollover Amount in respect of such Rollover Holder. Immediately following the Special Distribution, the Pre-Closing Tax Distribution and the Truist Partners Distribution, and immediately prior to the Closing, Management Holdings or Management Holdings II, as the case may be, will redeem each MH Incentive Unit and MH II Common Unit that is a Rollover Unit from the Rollover Holder who holds such MH Incentive Unit or MH II Common Unit, and distribute in respect of such MH Incentive Unit and MH II Common Unit so redeemed the Corresponding Units (as defined in the Management Holdings LLC Agreement or Management Holdings II LLC Agreement, as applicable) (the “Rollover”) and the portion of the Pre-Closing Tax Distribution and Special Distribution allocable to such Corresponding Units; provided that such redemption and distribution shall be subject to and conditioned on the occurrence of the Closing and the Rollover Holder executing and delivering such other instruments of conveyance and transfer (a “Rollover Agreement”), and taking such other actions, as may be reasonably requested by the Truist Parties, the Buyer Entities or any of their respective Affiliates, including agreeing to (i) any amendments to the Management Holdings LLC Agreement or Management Holdings II LLC Agreement, in each case in form and substance reasonably acceptable to the Buyer Entities, Management Holdings or Management Holdings II, and (ii) contribute the portion of the Special Distribution paid to such Rollover Holder in respect of such Rollover Holder’s Corresponding Units pursuant to Section 5.34 in accordance with the terms of such Rollover Holder’s Rollover Agreement.

(b)            The parties agree to use reasonable best efforts following the date hereof to effect the Rollover and to facilitate each Rollover Holder’s contribution of such Rollover Units in exchange for equity interests in a Buyer Entity or an Affiliate thereof in connection with the transactions contemplated hereby; provided that notwithstanding anything to the contrary contained herein, (x) no Management Holder that is a Rollover Holder shall be entitled to receive more (or less) consideration in respect of its Rollover Units than such Management Holder would have been entitled to receive had no Management Holders been Rollover Holders, and the Rollover not occurred, (y) the Rollover shall not alter the consideration that is otherwise payable to Truist, Truist Holdings or Truist Partners and (z) the consummation of the Rollover shall not be a condition to any party’s obligation to consummate the Closing, and the failure to consummate the Rollover shall not be a breach of any term of this Agreement (including for purposes of the conditions to Closing) (it being understood and agreed that if the Rollover is not consummated in accordance with this Section 2.06 prior to the time at which the Closing would otherwise occur, the Rollover Statement will be deemed null and void, no Person shall be deemed a Rollover Holder, and the Closing shall occur (assuming the satisfaction or waiver of the conditions set forth in Article 8) as scheduled without any Rollover).

Section 2.07.      Payment to Management Holders.

(a)            Truist shall cause Management Holdings (or its designated paying agent) to, promptly following receipt thereof pursuant to Section 2.03(b)(iv), Section 2.04(f) and Section 2.04(g), distribute cash proceeds to Management Holders in respect of the MH Incentive Units (including Rollover Units solely in connection with the distribution of cash proceeds received pursuant to Section 2.04(f) and Section 2.04(g)) held by such Management Holders in amounts that would have been payable pursuant to Section 4.01 of the Management Holdings LLC Agreement with respect to such MH Incentive Units held by such Management Holders as of the Closing.

(b)            Truist shall cause Management Holdings II (or its designated paying agent) to, promptly following receipt thereof pursuant to Section 2.03(b)(v), Section 2.04(f) and Section 2.04(g), distribute cash proceeds to Management Holders in respect of the MH II Common Units (including Rollover Units solely in connection with the distribution of cash proceeds received pursuant to Section 2.04(f) and Section 2.04(g)) held by such Management Holders in amounts that would have been payable pursuant to Section 4.01 of the Management Holdings II LLC Agreement with respect to such MH II Common Units held by such Management Holders as of the Closing.

Article 3
Representations and Warranties Regarding the Company and Truist Partners

Subject to Section 11.12, except as set forth in the Company Disclosure Schedule, Truist represents and warrants to the Buyer Entities, as of the date of this Agreement and as of the Closing Date (or in the case of any representations and warranties that speak as of a specified date, as of such specified date) (before giving effect to any Rollover), that:

Section 3.01.      Existence and Power. (a) The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and has all organizational power and authority required to own, lease and operate its assets, rights and properties and to carry on its business as now conducted. True and complete copies of the certificate of formation and amended and restated limited liability agreement of the Company have been made available to the Buyer Entities, and the Company is not in breach of such governing documents. Truist, a North Carolina state-chartered bank that is not a member of the Federal Reserve System, is duly organized, validly existing and in good standing under the laws of the State of North Carolina and has all corporate power and authority required to own, lease and operate its assets, rights and properties and to carry on its business as now conducted. Each of Truist Holdings and Truist Partners is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all corporate power and authority required to own, lease and operate its assets, rights and properties and to carry on its business as now conducted. Other than the Purchased Common Units owned by Truist Partners, Truist Partners does not own equity interests in any other Person. Truist Partners was organized solely for the purpose of holding Purchased Common Units and has not engaged in any activities or business, has no and has never had any operations or employees or entered into, otherwise become bound by or subject to, any Contracts, and has incurred no Liabilities or obligations whatsoever, in each case, other than those incident to (a) holding Purchased Common Units, (b) its organization and (c) the execution of this Agreement and the Transaction Agreements and the consummation of the transactions contemplated hereby and thereby. True and complete copies of the certificate of incorporation and bylaws of Truist Partners have been made available to the Buyer Entities, and Truist Partners is not in breach of such governing documents. The deposit accounts of Truist are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or, to the knowledge of Truist, threatened.

(b)            Each of the Company and the Truist Parties is duly qualified to do business as a foreign business entity and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where the failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.02.      Authorization. The execution, delivery and performance by the Company and the Truist Parties of this Agreement and the consummation of the transactions contemplated hereby are within the Company’s corporate (or other similar organizational) powers and each of the Truist Parties’ corporate power and authority and have been duly authorized by all necessary corporate (or other similar organizational) action on the part of the Company and the Truist Parties, and no other vote or approval of holders of any class or series of equity interests of the Company or the Truist Parties is necessary under Applicable Law or either of their respective governing documents to approve this Agreement and consummate the transactions contemplated herein. The Company and the Truist Parties have each duly executed and delivered this Agreement, and, assuming the due authorization, execution and delivery of this Agreement by the other parties, this Agreement constitutes a valid, legal and binding agreement of each of the Company and the Truist Parties, enforceable against each of the Company and the Truist Parties in accordance with the terms hereof (except insofar as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other Applicable Laws of general applicability relating to or affecting creditors’ rights, or by principles governing the availability of equitable remedies, whether considered in suit, action or proceeding at law or in equity (collectively, the “Enforceability Exceptions”)).

Section 3.03.      Governmental Authorizations. The execution, delivery and performance by the Company and the Truist Parties of this Agreement and the consummation by the Company and the Truist Parties of the transactions contemplated hereby require no Governmental Approvals or notices to, filings with, or other Consents of any Governmental Authority on the part of the Company, any Truist Party or any Company Entity, other than (a) compliance with any applicable requirements of the HSR Act and any applicable foreign Antitrust Law, (b) the Consents listed on Section 3.03 of the Company Disclosure Schedule and (c) any other Governmental Approval (i) required solely by reason of the participation of the Buyer Entities (as opposed to any third party) in the transactions contemplated hereby, (ii) as to which the failure to make or obtain such Governmental Approval would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, or prevent or materially impair or materially delay either the Company’s, any Truist Party’s or any Company Entity’s consummation of the transactions contemplated by this Agreement.

Section 3.04.      Noncontravention. The execution, delivery and performance by the Company and the Truist Parties of this Agreement and the consummation by the Company, any Truist Party and any Company Entity of the transactions contemplated hereby do not and will not (a) violate the certificate of formation, limited liability company agreement or equivalent organizational documents of any of the Company Entities or the Truist Parties, (b) assuming compliance with the matters referred to in Section 3.03, violate any Applicable Law, (c) require any consent from, notice to or other action by any Person under, constitute a default under (with or without notice or lapse of time or both), or give rise to any right of termination, modification, cancellation or acceleration of any right, payment or obligation of any of the Company Entities or the Truist Parties, or to a loss of any benefit to which any of the Company Entities is entitled under, any provision of any Contract or (d) result in the creation or imposition of any Lien on any property, asset or right of any of the Company Entities or the Truist Parties, except for any Permitted Liens, with such exceptions, in the case of each of clauses (b) through (d), as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.05.      Capitalization. (a) The authorized and issued and outstanding equity interests of each of the Company and Truist Partners is set forth in Section 3.05(a) of the Company Disclosure Schedule. Such issued and outstanding equity interests of the Company and Truist Partners that are reflected on Section 3.05(a) of the Company Disclosure Schedule as being owned by the Truist Sellers are owned beneficially and of record directly, free and clear of any Lien (other than (i) any Liens arising under the Securities Laws or any other Applicable Law or (ii) as of the Closing, any Liens granted, created or permitted to exist by a Buyer Entity or any of its Affiliates), and have been duly authorized and validly issued and, to the extent such terms are applicable under Applicable Law, are fully paid and non-assessable.

(b)            Except as set forth in Section 3.05(a) and Section 4.05, as of the date hereof, (i) there are no issued or outstanding (A) equity interests of the Company or Truist Partners, (B) securities of the Company or Truist Partners convertible into or exchangeable for equity interests of the Company or Truist Partners, or (C) warrants, calls, options or other rights to acquire from the Company or Truist Partners, or other obligations of the Company or Truist Partners to issue, any equity interests or securities convertible into or exchangeable for equity interests of the Company or Truist Partners (including conversion, exchange, redemption rights and subscription rights) or other commitments or agreements (other than this Agreement and the transactions contemplated hereby) of any kind to which the Truist Parties or the Company is a party obligating either of them to issue, sell, purchase, redeem, transfer or deliver shares of capital stock or other equity interests of any Company Entity or Truist Partners (the items in the foregoing clauses (A) through (C), solely as such clauses apply to the Company or the Company Entities, being referred to collectively as “Company Securities”) and (ii) none of the Company Entities or Truist Partners has any outstanding bonds, debentures, notes or other indebtedness. There are no capital appreciation rights, phantom stock plans, securities with participation rights or features or similar obligations or commitments of any Company Entity or Truist Partners nor are there any voting trusts, proxies, “poison pills”, “stockholder rights plans” or similar Contracts to which any Company Entity or Truist Partners is a party with respect to the voting of any shares of capital stock or other equity interests of any Company Entity. All of the outstanding equity interests of the Company and Truist Partners, and all outstanding shares of capital stock or other equity interests of each Company Entity, have been duly authorized and validly issued, and to the extent applicable under Applicable Law, are fully paid and non-assessable, and are not issued in violation of the Securities Act or other Applicable Law, any Contract or any preemptive, subscription or similar rights.

(c)            Except as set forth on Section 3.05(c) of the Company Disclosure Schedule, (i) the Company wholly owns, directly or indirectly, all of the shares of capital stock or other equity interests of each other Company Entity, (ii) Truist Holdings wholly owns all of the shares of capital stock or other equity interests of Truist Partners, (iii) none of the Company Entities or Truist Partners owns, directly or indirectly, any shares of capital stock or other equity interests or debt securities in any Person (other than another Company Entity) and (iv) no Person (other than a Truist Party or a Company Entity) owns, directly or indirectly, any shares of capital stock or other equity interests or debt securities in any Company Entity. The Company does not “control” (within the meaning of Section 2(a)(2) of the BHC Act and the implementing regulations of the Federal Reserve thereunder) a “bank” within the meaning of Section 2(c) of the BHC Act, an insured depository institution within the meaning of Section 3(c) of the Federal Deposit Insurance Act (12 U.S.C. § 1813(c)), or a foreign banking organization within the meaning of Regulation K of the Federal Reserve.

Section 3.06.      Subsidiaries. (a) Each of the Company’s Subsidiaries is duly organized, validly existing and, to the extent applicable under Applicable Law, in good standing under the laws of its jurisdiction of organization and has all corporate, limited liability company or other similar organizational power and authority required to own, lease and operate its assets, rights and properties and to carry on its business as now conducted, and is duly qualified to do business as a foreign business entity and is in good standing in each other jurisdiction where such qualification is necessary, except for those jurisdictions where the failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. All of the Company’s Subsidiaries and their respective jurisdictions of organization as of the date hereof are identified on Section 3.06(a) of the Company Disclosure Schedule.

(b)            All of the outstanding equity interests of each of the Company’s Subsidiaries are owned by the Company, directly or indirectly, free and clear of any Lien, other than (i) any Liens arising under the Securities Laws or any other Applicable Law or (ii) as of the Closing, any Liens granted, created or permitted to exist by a Buyer Entity or any of its Affiliates. Except as set forth in the preceding sentence, there are no issued or outstanding (A) equity interests of any of the Company’s Subsidiaries, (B) securities of any of the Company’s Subsidiaries convertible into or exchangeable for equity interests of such Subsidiary, or (C) warrants, calls, options or other rights to acquire from any of the Company’s Subsidiaries, or other obligations of any such Subsidiary to issue, any equity interests or securities convertible into or exchangeable for equity interests of such Subsidiary (including conversion, exchange, redemption rights and subscription rights) or other commitments or agreements (other than this Agreement and the transactions contemplated hereby) of any kind to which any Truist Party or the Company is a party obligating either of them to issue, sell, purchase, redeem, transfer or deliver shares of capital stock or other equity interests of any Company Entity (the items in the foregoing clauses (A) through (C) being referred to collectively as “Subsidiary Securities”).

Section 3.07.      Financial Statements.

(a)            (i) The audited, as reported consolidated balance sheets and related consolidated statements of operations, comprehensive income, changes in shareholder’s equity and cash flows of the Company as of and for the 12-month period ended December 31, 2021 and December 31, 2022 (such balance sheet for the 12-month period ended December 31, 2022, the “Audited Balance Sheet”) and (ii) the unaudited, as reported consolidated balance sheets and related consolidated statement of operations of the Company as of and for the 9-month period ended September 30, 2023 and setting forth comparative consolidated figures for the related period in the prior fiscal year, or for the last day of the prior fiscal year, as applicable (the financial statements described in clauses (i) and (ii), collectively, the “Financial Statements”) (A) have been prepared in good faith from Truist Financial Corporation’s books and records and in accordance with GAAP, consistently applied (it being understood, for the avoidance of doubt, without giving effect to any GAAP accounting pronouncements effective only after such dates), subject to any adjustments specifically described therein and (B) present fairly, in all material respects, the consolidated financial condition, results of operations, assets, liabilities, revenue and expense items of the Company Entities set forth thereon for the periods covered thereby, in each case subject to the adjustments described herein and therein. The Financial Statements do not present the consolidated financial condition, results of operations, assets, liabilities, revenue or expense items of Truist or any of its Affiliates (other than the Company Entities) that are not part of the Company Entities.

(b)            The Company maintains, in all material respects, that (i) the books and records of the Company Entities are in compliance with Applicable Law and (ii) Truist Financial Corporation has proper and adequate systems of internal accounting controls designed to provide reasonable assurance that: (A) transactions are executed with management’s general or specific authorization, (B) transactions are recorded as necessary to permit preparation of its financial statements in conformity in all material respects with GAAP, as applicable, (C) access to its assets is permitted only in accordance with management’s general or specific authorization and (D) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate actions are taken with respect to any differences. To the knowledge of the Company, since January 1, 2021, neither the Company nor Truist has received any material claim regarding the effectiveness of internal accounting controls of any Company Entity. The Company has disclosed, based on the most recent evaluation of internal control over financial reporting, to Truist’s auditors and the Audit Committee of the Board of Directors of Truist and a copy has been previously made available to the Buyer Entities, (1) all “significant deficiencies” or “material weaknesses” in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect any Company Entity’s ability to record, process, summarize and report financial information and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in such Company Entity’s internal control over financial reporting. No material weakness in any Company Entity’s internal control over financial reporting or reportable conditions existed as of December 31, 2022.

(c)            As of the date delivered pursuant to Section 5.25 and as of the Closing, the 2023 Audited Financial Statements will (i) be accompanied by an unqualified audit report issued by the independent auditor, (ii) have been prepared in good faith from Truist Financial Corporation’s books and records and in accordance with GAAP, consistently applied (it being understood, for the avoidance of doubt, without giving effect to any GAAP accounting pronouncements effective only after such dates), subject to any adjustments specifically described therein and (iii) present fairly, in all material respects, the consolidated financial condition, results of operations, assets, liabilities, revenue and expense items of the Company set forth thereon for the periods covered thereby, in each case subject to the adjustments described herein and therein.

Section 3.08.      Absence of Certain Changes. (a) Since the Balance Sheet Date, there has not been any fact, effect, event, change, circumstance or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)            Since the Balance Sheet Date, (i) except in connection with this Agreement and the transactions contemplated hereby (including any action taken, or not taken, after the date hereof in accordance with Section 5.01), the Business has been conducted in the ordinary course of business in all material respects and (ii) no Company Entity has taken any action or inaction that would have required the consent of the Buyer Entities pursuant to Sections 5.01(c), 5.01(d), 5.01(e), 5.01(h)(i) (solely as it relates to waivers of material rights under Material Contracts), 5.01(j), 5.01(k) and 5.01(y) had such action or inaction been taken from and after the date hereof until the earlier of the Closing or the termination of this Agreement in accordance with its terms.

Section 3.09.      No Undisclosed Material Liabilities. There are no Liabilities of any of the Company Entities or, to the extent relating to the Business, Truist or any of its Affiliates, other than (a) Liabilities to the extent specifically reserved or provided for in the Balance Sheet or specifically disclosed in the notes thereto; (b) Liabilities disclosed in Section 3.09 of the Company Disclosure Schedule or that are executory obligations under any Material Contracts entered into the ordinary course of business (which Liabilities are not Liabilities for any breach or nonperformance of any such Contract); (c) Liabilities incurred in connection with this Agreement or the transactions contemplated hereby; (d) Liabilities incurred in the ordinary course of business since the Balance Sheet Date (none of which is a Liability resulting from breach of Contract, breach of warranty, tort, infringement, misappropriation, or violation of law); and (e) other Liabilities that would not reasonably be expected to, individually or in the aggregate, be material to the Company Entities, taken as a whole.

Section 3.10.      Material Contracts. (a) As of the date hereof, except as set forth in Section 3.10(a) of the Company Disclosure Schedule and for Contracts of the type identified in subsection (xiii) below, none of the Company Entities or, to the extent exclusively related to the Business, Truist or any of its Affiliates is a party to or bound by any of the following types of Contracts under which any Company Entity has any current or future rights or obligations (each such Contract, a “Material Contract”):

(i)            any joint venture, strategic alliance, partnership or other similar agreement;

(ii)            any agreement providing for the acquisition or disposition of any Person or business (whether by merger, sale of stock, sale of assets or otherwise) (A) entered into within the past three years or (B) that contains outstanding financial covenants, indemnities, contingent or deferred payment obligations that would reasonably be expected to result in material non-monetary obligations or the making of payments by the Company Entities after the Closing Date in excess of $1,000,000;

(iii)            any agreement relating to hedging arrangements, financial derivatives or swaps, indebtedness for borrowed money or the deferred purchase price of property (in each case, whether incurred, assumed, guaranteed or secured by any asset), except any such agreement with an aggregate outstanding principal amount not exceeding $1,000,000;

(iv)           any agreement providing for any of the Company Entities to make any capital contribution to, or other investment in, any Person, other than any other Company Entity or make any capital expenditure, in each case, in excess of $1,000,000;

(v)            any agreement that is a settlement, conciliation or similar agreement with any Governmental Authority or other Person to which any Company Entity is a party and pursuant to which any Company Entity is subject to payment or material non-monetary obligations after the date of this Agreement;

(vi)           any agreement that limits the freedom of any of the Company Entities or their Affiliates to compete in any line of business, with any Person or in any area;

(vii)          any agreement relating to material Intellectual Property Rights (excluding (A) agreements for generally commercially available, off-the-shelf software, open-source software licenses or System in-licenses with aggregate or one-time payments not exceeding $2,500,000 and (B) non-exclusive out-licenses granted in the ordinary course of business);

(viii)         any agreement with the top 10 insurance carriers (by dollar value of commission revenue during the 12-month period ended December 31, 2023) in the Wholesale division of the Company and the Retail division of the Company;

(ix)            any agreement with the top 10 suppliers or vendors (by dollar value of spend for such suppliers or vendors during the 12-month period ended December 31, 2023) in the Wholesale division of the Company and the Retail division of the Company;

(x)            any agreement that grants exclusive rights or “most favored nation” rights to a counterparty;

(xi)            any collective bargaining agreement or similar agreement with any labor union or labor organization;

(xii)           any agreement under which any of the Company Entities has made material advances or loans to any other Person (including any of the Company Entities’ producers) other than in the ordinary course of business;

(xiii)          any material Shared Contract; or

(xiv)         any Related Party Agreement.

(b)            Except as would not reasonably be expected to be, individually or in the aggregate, a Material Adverse Effect, (i) each material Contract to which any Company Entity is a party as of the date hereof (including the Material Contracts) is a valid, legal and binding agreement of the applicable Company Entity and, to the knowledge of the Company, of each other party thereto, and each such agreement is in full force and effect, (ii) none of the Company Entities or, to the knowledge of the Company, any other party thereto is in default or breach under the terms of any material Contract to which any Company Entity is a party as of the date hereof (including the Material Contracts), or has taken or failed to take any action that, with or without notice, lapse of time or both, would constitute a default or breach under the terms of any such Contract and (iii) since January 1, 2023, no counterparty to a Material Contract listed under clause (viii) or (ix) of Section 3.10(a) has canceled, terminated, materially modified, materially changed the terms of the business relationship with, materially decreased the rate of buying products or services, or has notified any Company Entity that it plans to cancel, terminate, materially modify, materially change the terms of the business relationship with, materially decrease the rate of buying products or services from, the Business. The Company has made available to the Buyer Entities a true, correct and complete copy of each Material Contract as in effect on the date hereof. No third-party service provider that is, as of the date hereof, contemplated as providing services to the Company or an Affiliate thereof following the Closing pursuant to the Transition Services Agreement has notified any Company Entity that it plans to cancel, terminate, materially modify, materially change the terms of the business relationship with, materially decrease the rate of providing products or services to, the Business or is party to a Contract relating to the provision of any such services that, by its terms, will expire within 24 months after the date hereof.

Section 3.11.      Litigation; Orders. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company Entities, taken as a whole, there is no (a) action, claim, suit, litigation or proceeding pending against, or to the knowledge of the Company, any audit, inquiry, investigation or examination pending or action, suit, litigation or proceeding or investigation threatened against, any of the Company Entities or Truist or any of Truist’s Affiliates before any arbitrator or Governmental Authority, or (b) injunction, order, decree or judgment issued by any arbitrator or Governmental Authority to which any of the Company Entities or Truist or any of Truist’s Affiliates is subject.

Section 3.12.      Compliance with Laws; Governmental Approvals. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company Entities, taken as a whole, and is not reasonably likely to prevent or materially delay the consummation of the transactions contemplated hereby, each of the Company Entities is, and, to the extent relating to the Business, Truist and its Affiliates are, and, since January 1, 2021, has been, in compliance with all Applicable Laws. None of the Company Entities or, to the extent relating to the Business, Truist or its Affiliates (i) has at any time since January 1, 2021 received any written or, to the knowledge of the Company, other communication from any Governmental Authority regarding any actual or alleged material violation of, or failure on the part of any Company Entity or, to the extent relating to the Business, Truist or its Affiliates to comply in all material respects with, any Applicable Laws or order, injunction or decree of a Governmental Authority or (ii) to the knowledge of the Company, is under investigation or audit with respect to any material violation of any Applicable Laws or order, injunction or decree of a Governmental Authority other than any such item that has been cured or otherwise resolved to the satisfaction of such Governmental Authority following a response by any Company Entity or, to the extent relating to the Business, Truist or its Affiliates. Except as would not reasonably be expected to be material, none of (i) the Company Entities, (ii) to the extent relating to the Business, Truist or its Affiliates and (iii) to the knowledge of the Company, in their capacities as such, the Company Entities’ (and to the extent relating to the Business, Truist’s or its Affiliates’) employees, officers, directors, material vendors or agents acting on their behalf is currently subject to or, since January 1, 2021, has been subject to or has been threatened with, any legal action, lawsuit, dispute, arbitration, settlement or other legal, regulatory, administrative, tax or other governmental investigation, inquiry or proceeding by any Governmental Authority or has admitted to, been found by a court in any jurisdiction to have engaged in, or has been threatened with any allegation of any violation of any Applicable Laws or been debarred from bidding for any contract or business, and to the knowledge of the Company, there are no circumstances which are likely to give rise to any such investigation, admission, finding or debarment. Except as would not reasonably be expected to be material to the Company Entities, taken as a whole, each of the Company Entities and, to the extent relating to the Business, Truist and its Affiliates have all Governmental Approvals required to carry on its business as conducted on the date hereof, all such Governmental Approvals are in full force and effect, the Company Entities and, to the extent relating to the Business, Truist and its Affiliates are in compliance therewith, and no suspension, cancellation or revocation of any such Governmental Approvals is pending or, to the knowledge of the Company, threatened against any of the Company Entities or, to the extent relating to the Business, Truist or any of its Affiliates. Truist maintains regulatory capital ratios that are sufficient for it to be considered “well capitalized” (under the relevant regulatory capital regulation of the FDIC) and Truist has not received any written notice from a Governmental Authority that its status as “well-capitalized” will change within one year from the date of this Agreement.

Section 3.13.      Employee Benefit Plans. (a) The Company has made available to the Buyer Entities a list of each material Employee Plan. “Employee Plans” means (i) each “employee benefit plan”, as defined in Section 3(3) of ERISA and (ii) each other plan, agreement or arrangement providing for bonus, incentive (including long-term and equity incentives) or deferred compensation, health or medical benefits, disability or sick leave benefits, workers’ compensation, supplemental unemployment benefits, severance benefits and post-employment or retirement benefits (including compensation, pension, health, medical, welfare or life insurance benefits), which is maintained, administered or contributed to by any of the Company Entities and covers any current or former Company Employee, or in respect of which any Company Entity could have any liability.

(b)            Except for the Truist Financial Corporation Pension Plan (such plan, as may be amended from time to time, the “Pension Plan”), none of the Company Entities, any of their respective ERISA Affiliates or any of their respective predecessors sponsors, maintains or contributes to, or has in the past six years sponsored, maintained or contributed to, any Employee Plan subject to Title IV of ERISA, including any Multiemployer Plan.

(c)            Each Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS or has applied to the IRS for such letter within the applicable remedial amendment period or such period has not expired and, to the knowledge of the Company, there are no facts or circumstances that would be reasonably expected to adversely affect the qualified status of such plan.

(d)            Each Employee Plan has been established, maintained, funded and administered in accordance with the terms thereof and in compliance with all Applicable Laws, including ERISA and the Code, except for failures to comply that have not had and could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. No action, suit, investigation, audit, litigation, action, hearing or other proceeding (other than routine claims for benefits) is pending against, or to the knowledge of the Company, is threatened against, any Employee Plan before any Governmental Authority, including the IRS, the Department of Labor or the Pension Benefit Guaranty Corporation, which individually or in the aggregate, if determined or resolved adversely in accordance with the plaintiff’s demands, could reasonably be expected to have a Material Adverse Effect.

(e)            Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in combination with another event) (i) result in any payment becoming due, or increase the amount of any compensation or benefits due, to any current or former employee, officer, director or contractor of any of the Company Entities pursuant to any Employee Plan; (ii) increase any benefits or compensation payable under any Employee Plan; (iii) result in the acceleration of the time of payment or vesting or the funding of, or increase the amount of any such compensation or benefits; (iv) result in any forgiveness of indebtedness, trigger any funding or contribution obligations under any Employee Plan or impose any restrictions or limitations on the Company Entities’ right to administer, amend or terminate any Employee Plan or (v) give rise to any amount that would not be deductible by the Company Entities by reason of Section 280G of the Code or would be subject to withholding under Section 4999 of the Code.

(f)             Since January 1, 2018, no Company Entity has caused any ERISA Client to engage in any material non-exempt prohibited transaction under ERISA, the Code or other similar Applicable Law, and in providing services to each ERISA Client and otherwise in the course of conducting its business activities with customers and clients that are or are using the assets of an employee benefit plan, an individual retirement account or an individual retirement annuity, each Company Entity has complied in all material respects with the applicable requirements of ERISA, the Code and other similar Applicable Law. No Company Entity is a “benefit plan investor” within the meaning of Section 3(42) of ERISA.

(g)            No Company Entity nor any of their affiliates (as defined in Prohibited Transaction Class Exemption 84-14 (the “QPAM Exemption”)), has engaged in activity that would result in the inability of it or, after the transactions contemplated under this Agreement, the Trident Investors, the CD&R Investor or any of their respective affiliates (as defined in the QPAM Exemption), to rely upon the QPAM Exemption.

Section 3.14.      Labor Matters. (a) (i) No employee of the Company Entities is represented by a labor union or similar organization and none of the Company Entities is a party to or subject to, or is currently negotiating in connection with entering into, any collective bargaining agreement, and, to the knowledge of the Company, there has not been any organizational campaign, petition or other unionization activity seeking recognition of a collective bargaining unit relating to any Company Employee; (ii) except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, there is no labor strike, slowdown, work stoppage, picketing, interruption of work or lockout pending or, to the knowledge of the Company, threatened against any of the Company Entities; and (iii) except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, there are no unfair labor practice complaints pending or, to the knowledge of the Company, threatened against any of the Company Entities before any Governmental Authority.

(b)            The Company and its Subsidiaries are in compliance with all Applicable Laws relating to labor and employment, including those relating to labor management relations, wages, hours, overtime, classification of employees as overtime exempt, classification of independent contractors, discrimination, sexual harassment, civil rights, affirmative action, work authorization, immigration, safety and health and continuation coverage under group health plans, except for failures to comply that have not had and could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c)            In the past three years, neither the Company nor any of its Subsidiaries has conducted any “plant closing” or “mass layoff” (each as defined by the Worker Adjustment and Retraining Notification Act of 1988 or any similar state or local Applicable Law).

(d)            In the past three years, no management-level employee, officer or director of the Company or any of its Subsidiaries has been the subject of a written allegation made to the Company or any of the Company’s Subsidiaries of sexual harassment, and neither Company nor any of its Subsidiaries has entered into any settlement agreements related to such allegations.

Section 3.15.      Taxes.

(a)            (i) All income Tax Returns and all other material Tax Returns, in each case that are required to be filed with any Taxing Authority on or before the Closing Date with respect to any Pre-Closing Tax Period by, or with respect to, any of the Company Entities and Truist Partners, have been, or will be, timely filed on or before the Closing Date; (ii) the Company Entities and Truist Partners have timely paid all income and other material Taxes owed by the Company Entities or Truist Partners, as applicable (whether or not shown as due on a Tax Return); (iii) the Tax Returns that have been filed are true, correct and complete in all material respects; and (iv) there are no Liens for material Taxes on any of the assets of any of the Company Entities or Truist Partners, other than Permitted Liens.

(b)            Each Company Entity and Truist Partners has (or has caused to be), in accordance with Applicable Law, timely and properly withheld and paid each material Tax required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, customer or any other Person and complied in all material respects with all reporting and backup withholding requirements of Applicable Law with respect to such payments.

(c)            There is no action, suit, proceeding, investigation, audit or claim now proposed or pending in writing against or with respect to any of the Company Entities or Truist Partners in respect of any material amounts of Tax.

(d)            The Company is treated as a partnership for U.S. federal income tax purposes. Except as set forth on Section 3.15(d) of the Company Disclosure Schedule, each of the other Company Entities is treated as either a partnership or a disregarded entity for U.S. federal income tax purposes.

(e)            No claim has been made in writing by a Taxing Authority during the past five years in a jurisdiction where a Company Entity or Truist Partners does not file Tax Returns that such Company Entity or Truist Partners, as applicable, is or may be subject to material Tax liability by, or required to file Tax Returns in, that jurisdiction.

(f)             No Company Entity nor Truist Partners has participated in or has any liability or obligation with respect to any “listed transaction” within the meaning of Section 1.6011-4(b)(2) of the United States Treasury Regulations.

(g)            There are in effect no waivers of applicable statutes of limitations with respect to material amounts of Taxes of a Company Entity or Truist Partners in connection with any material Tax assessment or deficiency.

(h)            No Company Entity nor Truist Partners (i) is a member of an affiliated group filing a consolidated federal income Tax return or similar group for state, local, or non-U.S. income tax purposes (other than, in the case of the Company Entities, an affiliated group the parent of which is a Company Entity or, in the case of Truist Partners, an affiliated group the parent of which is Truist Financial Corporation), (ii) is a party to any Tax sharing, Tax indemnification, or Tax allocation agreement or similar contract or arrangement (other than any agreements entered into by and among Company Entities, Truist Partners and/or the Buyer Entities, any customary commercial contract entered into in the ordinary course of business, or any other agreement the principal subject of which is not Taxes) or (iii) has any liability for the Taxes of any Person (other than any member of the affiliated group of which Truist Financial Corporation or any Company Entity is the parent) under Treasury Regulations §1.1502-6 (or any similar provision of state, local, or non-U.S. Tax Law), as a transferee or successor, by assumption, by contract or otherwise.

(i)             No Company Entity nor Truist Partners will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any period (or any portion thereof) beginning after the Closing Date, as a result of any (i) change in, or use of an improper, method of accounting for a Tax period (or portion thereof) ending on or before the Closing Date, including under Section 481(a) of the Code or any similar provision of Applicable Law, (ii) installment sale or other open transaction disposition made on or prior to the Closing Date, (iii) prepaid amount received or paid, or deferred revenue accrued, on or prior to the Closing, (iv) intercompany transaction or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax Law) that relates to a Tax period ending on or before the Closing Date or (v) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or non-U.S. Tax Law) executed on or prior to the Closing Date.

(j)             During the prior two-year period, no Company Entity nor Truist Partners has distributed equity interests of another Person, or has had its equity interests distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 (or so much of Section 356 as relates to Section 355) or 361 of the Code.

(k)            No Company Entity nor Truist Partners is or has ever been a “United States Real Property Holding Corporation” within the meaning of Section 897 of the Code.

(l)             Each Company Entity listed on Section 3.15(l) of the Company Disclosure Schedule is treated as a partnership for U.S. federal income or state or local Tax purposes.

(m)             There is no material unclaimed property or escheat obligation with respect to property or other assets held or owned by the Company Entities or Truist Partners.

(n)            Neither the Company nor any Company Entity that is classified as a partnership for U.S. federal income tax purposes has elected to be subject at the partnership level to an income Tax imposed by a State, a political subdivision thereof, or the District of Columbia.

Solely with respect to periods (or portions thereof) that predate the direct or indirect ownership of Truist of Truist Partners or a Company Entity, and solely with respect to representations made with respect to Truist Partners or such Company Entity (or Company Entities) for such period, the representations set forth in this Section 3.15 in respect of Truist Partners or such Company Entity are made to the knowledge of the Company. None of the representations set forth in this Section 3.15 shall be interpreted as providing any representation, warranty or other assurance regarding the existence, amount, value or condition of any Tax assets or Tax attributes of Truist Partners or the Company Entities (including, but not limited to, any Tax loss carryforward, the Tax basis of any asset, net operating loss, or Tax credit) in a Post-Closing Tax Period or the ability of Investor or any of its Affiliates to utilize such Tax assets or Tax attributes on or after the Closing Date.

Section 3.16.      Properties(a).

(a)            Section 3.16(a) of the Company Disclosure Schedule identifies each (i) Retained Leased Real Property, (ii) Retained Owned Real Property, (iii) Leased Real Property and (iv) Owned Real Property. Each of the Company Entities has good title to the Owned Real Property, or in the case of Leased Real Property, valid leasehold interests in all Leased Real Property. No Company Entity, Truist Affiliate or, to the knowledge of the Company, any other party is in default under any Real Property Lease, nor, to the knowledge of the Company, is there any default, event or circumstance that, with notice or lapse of time, or both, would constitute a default by any party to a Real Property Lease. There is no lease, sublease, license, use, occupancy or similar agreement granting to any party (other than the Company Entities) any occupancy or use rights for any Real Property, and, as of the Closing Date, no party, other than the relevant Company Entities, will hold leasehold title to or occupancy rights or be in possession of any Leased Real Property. None of such property or assets are subject to any Lien, except: (i) Liens disclosed on Section 3.16 of the Company Disclosure Schedule; (ii) Liens disclosed on the Balance Sheet or notes thereto or securing liabilities reflected on the Balance Sheet or notes thereto; (iii) Liens for taxes, assessments and similar charges that are not yet due or are being contested in good faith and for which an appropriate reserve has been taken in the Financial Statements in accordance with GAAP; (iv) mechanic’s, materialman’s, carrier’s, repairer’s and other similar Liens arising or incurred in the ordinary course of business or that are not yet due and payable or are being contested in good faith and for which an appropriate reserve has been taken in the Financial Statements in accordance with GAAP; (v) zoning, building codes and other land use laws regulating the use or occupancy of real property or the activities conducted thereon which are imposed by any Governmental Authority and are not violated by the current use or occupancy of such real property; (vi) Liens constituting non-exclusive licenses, non-exclusive sublicenses or covenants not to sue or other similar non-exclusive rights or immunities in respect of any Company Intellectual Property Rights granted in the ordinary course of business; (vii) Liens on real property (including easements, covenants, rights of way and similar restrictions) that (A) are matters of record, (B) would be disclosed by a current, accurate survey or physical inspection of such real property and (C) do not materially interfere with the present uses of such real property; (viii) Liens arising under workersʼ compensation, unemployment insurance, social security, retirement or similar laws; (ix) Liens which will be extinguished and released in full as of the Closing; or (x) other Liens which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect (the Liens referred to in clauses (i) through (x) of this Section 3.16, collectively, the “Permitted Liens”).

(b)            The buildings, improvements and fixtures on the Real Property, including all mechanical, electrical and other systems, are in good operating condition and repair in accordance with normal and customary industry practices (ordinary wear and tear excepted), without material structural or mechanical defect and, with respect to Leased Real Property, all tenant improvement work required to be performed by landlord or tenant under each Real Property Lease has been completed in accordance with the terms of such Real Property Lease and accepted by either landlord or tenant, as the case may be, under the terms of such Real Property Lease.

(c)            The Company Entities (i) have all certificates of occupancy and permits or licenses of any Governmental Authority necessary for the current use and operation of the Owned Real Property and (ii) have not received any notice of non-renewal of any such certificates, permits or licenses.

(d)            There do not exist any actual or, to the knowledge of the Company, threatened Actions by any Governmental Authority or Person to take, by condemnation or otherwise, any of the Real Property, and none of the Company Entities has received any notice, oral or written, of the intention of any Governmental Authority or other Person to take or use any Real Property or any part thereof or interest therein.

(e)            Each of the Company Entities has good title to, or in the case of leased property and assets, valid leasehold interests in, all personal, tangible or intangible assets reflected on the Balance Sheet or acquired after the Balance Sheet Date, except for properties and assets sold since the Balance Sheet Date in the ordinary course.

Section 3.17.      Intellectual Property. (a)  Except as would not reasonably be expected to be material to the Company Entities, taken as a whole, (i) a Company Entity is the exclusive and, as applicable, record owner of all right, title and interest in and to the Company Intellectual Property Rights, free and clear of all Liens (other than Permitted Liens), and (ii) the registrations and applications in the Company Intellectual Property Rights are subsisting, and to the knowledge of the Company, valid and enforceable.

(b)            Except as would not reasonably be expected to be material to the Company Entities, taken as a whole, (i) none of the Company Entities (or the operation of the Business) are currently infringing, misappropriating or violating (“Infringing”) (and since January 1, 2021, have not Infringed) any Intellectual Property Right owned by any Person and (ii) to the knowledge of the Company, no Person is currently Infringing (and since January 1, 2021, has not Infringed) any Company Intellectual Property Right. Except as would not reasonably be expected to be material to the Company Entities, taken as a whole, there is no Action pending against any of the Company Entities (A) alleging that the Company Entities (or the operation of the Business) are Infringing any Intellectual Property Rights of any Person or (B) challenging the validity, enforceability or ownership of any Company Intellectual Property Rights.

(c)            Except as would not reasonably be expected to be material to the Company Entities, taken as a whole, each of the Company Entities is in compliance with all Applicable Laws, binding industry standards and publicly posted policies relating to the collection, creation, receipt, use, maintenance, storage, processing, destruction, deletion, transmission and disclosure (“Processing”) of Personal Data.

(d)            Except as would not reasonably be expected to be material to the Company Entities, taken as a whole, (i) no material proprietary software that is distributed or made available by the Company Entities to third Persons incorporates, uses or links to any open source or similar software in a manner that would require a Company Entity to make its material proprietary source code available to any Person in such circumstances, (ii) no Person (other than employees and contractors, for the purpose of performing services for a Company Entity) has possession of, or any current or contingent right to possess, any material proprietary source code owned by the Company Entities or included in the Company Intellectual Property Rights, and (iii) all Persons who created or invented any material Company Intellectual Property Rights have assigned in writing to the Company Entities all of their rights in the same that do not vest initially in such entities by operation of Applicable Law.

(e)            Except as would not reasonably be expected to be material to the Company Entities, taken as a whole, (i) each Company Entity maintains, and since January 1, 2021 has established, designed and maintained, commercially reasonable administrative, technical, physical and organizational measures to protect the confidentiality, integrity, security, redundancy, availability and continuous operation of the Systems that Process data of the Company Entities and all data (including Personal Data) of the Company Entities contained therein or Processed thereby, and there has been no breach, violation, outage, interruption or unauthorized access to or disclosure or use of same, other than those that were resolved without material cost or liability or the obligation to notify any Person, (ii) the Systems used in the businesses of the Company Entities (x) are sufficient to conduct the businesses of the Company Entities in all material respects and (y) are free of material defects, viruses, malware or other corruptants, and (iii) each of the Company Entities that is a “covered entity” or a “business associate”, as such terms are defined in 45 C.F.R. § 160.103, has conducted any security risk assessments and entered into any business associate agreements, in each case, to the extent required by the Health Insurance

Portability and Accountability Act, as amended, and implementing regulations in 45 C.F.R. Parts 160 and 164.

Section 3.18.      Sufficiency of Assets. Except as set forth on Section 3.18(a) of the Company Disclosure Schedule, immediately following the Closing, and after giving effect to the transactions contemplated by this Agreement and the Transition Services Agreement and assuming receipt of all required consents, approvals and authorizations, the Company Entities shall own, have good and valid title to, a valid leasehold or sub-leasehold interest in or otherwise have sufficient and legally enforceable rights to the properties, rights, interests and assets of any kind (real, contractual, personal or mixed, tangible or intangible) that are used in or necessary to conduct the Business in substantially the same manner as conducted in the prior 12-month period. The representations set forth in this Section 3.18 shall not be construed to be a representation or warranty with respect to the infringement, misappropriation or other violation of any Intellectual Property Rights owned by any third Person.

Section 3.19.      Environmental Matters. Except as would not reasonably be expected to be material to the Company Entities, taken as a whole: (a) (i) since January 1, 2021 (or earlier to the extent unresolved), no written notice, order, request for information, report, complaint or penalty has been received by any of the Company Entities, and (ii) there is no action, suit or proceeding pending or, to the knowledge of the Company, threatened that, in the case of each of the foregoing clauses (i) and (ii), alleges any violation of or Liability under any Environmental Law by or for any of the Company Entities; (b) the Company Entities are and have been in compliance with all Environmental Laws and all Governmental Approvals required under Environmental Laws; and (c) there has been no release or disposal of, contamination by, or exposure of any Person to any substance, material or waste so as to give rise to any Liability under Environmental Laws for any Company Entity.

Section 3.20.      Finders’ Fees. Except for Morgan Stanley, there is no financial advisor, investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Truist or any of the Company Entities that is entitled to any fee or commission in connection with the transactions contemplated by this Agreement. No Company Entity has any monetary or non-monetary obligations (whether prior to or following the Closing), under the engagement letter between Morgan Stanley and Truist.

Section 3.21.      Compliance with Insurance Regulatory Requirements.

(a)            No director, officer, manager or employee of any Company Entity has any rights to receive any commissions or other compensation from any insurance carrier. Each Company Entity and, to the extent relating to the Business, Truist and its Affiliates have implemented and followed in all material respects policies and procedures reasonably designed to provide reasonable assurance that each producer employed by it at the time of soliciting, selling or producing any insurance policy, to the extent required by Applicable Law, was duly appointed by such Company Entity, Truist or its Affiliates, as applicable, and was duly licensed as an insurance agent, broker or producer for the type of insurance policies solicited, sold or produced by such producer, in each case, in the particular state in which such producer solicited, sold or produced such insurance policy. The manner in which the Company Entities and, to the extent related to the Business, Truist and its Affiliates compensate their (i) producers involved in the solicitation, negotiation, sale or servicing of insurance policies and (ii) employees and independent contractors who are not licensed insurance agents, brokers or producers is, in each case, in compliance with Applicable Law in all material respects.

(b)            The manner in which each Company Entity and, to the extent related to the Business, Truist and its Affiliates are compensated by insurance carriers for their placements of insurance policies is in compliance with Applicable Law in all material respects, and no insurance carrier has paid any commissions or other compensation to the Company Entities or, to the extent related to the Business, Truist or its Affiliates for their sales of insurance policies in excess of the amount of commissions or other compensation permitted under Applicable Law. No commissions, fees or other compensation previously paid to or accrued as revenue by the Company Entities or, to the extent related to the Business, Truist and its Affiliates is subject to reversal, return or disgorgement, except in the normal course of business. The Company Entities and, to the extent related to the Business, Truist and its Affiliates have not paid any insurance commission or insurance customer lead or referral fee to any Person that was required to be licensed as an insurance agency or brokerage and did not hold such license when the Company Entities and, to the extent related to the Business, Truist and its Affiliates, as applicable, made such payment.

(c)            Each Company Entity and, to the extent related to the Business, Truist and its Affiliates are duly licensed as a resident or non-resident insurance agency or producer, as the case may be, authorized to sell each type of insurance policy which such Company Entity sells, and each such license is in full force and effect. Since January 1, 2021, no Company Entity or, to the extent related to the Business, Truist or any of its Affiliates has had any insurance license application denied or refused by any state insurance regulatory authority. Since January 1, 2021 (i) no Company Entity or, to the extent related to the Business, Truist or any of its Affiliates has had any insurance license placed in a probation status or suspended, revoked or non-renewed nor had any material fine or penalty imposed on it by any state insurance regulatory authority, (ii) no Company Entity or, to the extent related to the Business, Truist or any of its Affiliates has ever solicited the sale of or sold any insurance policy in any state in which it was not duly licensed as a resident or non-resident, as applicable, insurance agency or producer, as the case may be, authorized to sell such insurance policy and (iii) no Company Entity or, to the extent related to the Business, Truist or any of its Affiliates has been examined by any state insurance regulatory authority or received any cease and desist or show cause order from, or entered into any consent order with, any state insurance regulatory authority or been the subject of any administrative hearing or other proceeding brought by any state insurance regulatory authority.

(d)            Each of the Company Entities’ and, to the extent related to the Business, Truist’s and its Affiliates’ producers is duly licensed as a resident or non-resident insurance agent, broker or producer authorized to sell each type of insurance policy solicited and sold by such producer, and each such license is in full force and effect. Each producer is duly appointed by each insurance carrier as required by Applicable Law, and no insurance carrier has terminated such appointment for cause. No current producer has: (i) had any insurance agent, broker or producer license placed in a probation status or suspended, revoked or non-renewed; or (ii) received any cease and desist or show cause order from, or entered into any consent order with, any state insurance regulatory authority or been the subject of any administrative hearing or other proceeding brought by any state insurance regulatory authority. No employee or independent contractor of any Company Entity or, to the extent related to the Business, Truist or any of its Affiliates has solicited or sold any insurance policy on behalf of such Company Entity, Truist or its Affiliates, as applicable, when such employee or independent contractor was not (A) to the extent required by Applicable Law, appointed by the applicable insurance carrier or (B) duly licensed as a resident or non-resident, as applicable, insurance agent, broker or producer in the state in which the solicitation or sale of such insurance policy occurred.

(e)            Each Company Entity and, to the extent related to the Business, Truist and its Affiliates has the sole and exclusive rights to the ownership of all of its insurance policyholder accounts. No third party has any ownership right or interest (vested or unvested) in any such accounts.

(f)             The Company Entities and, to the extent related to the Business, Truist and its Affiliates are in compliance in all material respects with all Applicable Laws that govern the administration of funds held in a fiduciary capacity.

(g)            The Company Entities and, to the extent related to the Business, Truist and its Affiliates have not paid and do not pay to, and have not received and do not receive from, any Person any fees or other compensation for such Person providing potential insurance customers to the Company Entities or providing potential insurance customers to such Person in violation of any Applicable Law. Other than the payment of commissions and other compensation to producers, no Company Entity or, to the extent related to the Business, Truist or any of its Affiliates is party to any Contract or arrangement whereby any part of any commission, fee or other remuneration payable to such Company Entity, Truist or its Affiliates, as applicable, is shared by it with any third party in violation of any Applicable Law.

(h)            Each Company Entity and, to the extent related to the Business, Truist and its Affiliates maintains and is insured under all errors and omissions insurance or other professional liability insurance policies, surety bonds or other financial security instruments required under all Applicable Laws for it to maintain its insurance agency licenses.

(i)             No Company Entity or, to the extent related to the Business, Truist or any of its Affiliates has advanced premiums on behalf of policyholders until the premiums have been paid by the policyholders, nor has any Company Entity or, to the extent related to the Business, Truist or any of its Affiliates advanced claim payments to policyholders on behalf of insurers in violation of Applicable Law or the policies and procedures of the Company. No Company Entity or, to the extent related to the Business, Truist or any of its Affiliates has paid insurance premiums, premium adjustments or other items on behalf of any policyholder except with the authority (express or implied) of the policyholder on whose behalf such payments are purported to have been made in violation of Applicable Law or the policies and procedures of the Company.

Section 3.22.      Insurance. Each Company Entity is covered by insurance policies with reputable insurance carriers covering its properties, operations, personnel and businesses, which insurance is in amounts and insures against such losses and risks as the Company reasonably believes is adequate for the Company Entities and their respective businesses. None of the Company Entities has (i) received notice from any insurer or agent of such insurer that capital improvements or other expenditures are required or necessary to be made in order to continue such insurance or (ii) any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage at reasonable cost from similar insurers as may be necessary to continue its business. Such insurance policies are sufficient for compliance in all material respects with Applicable Law and leases and other Contracts to which any Company Entity is a party. All claims and circumstances that could lead to a claim have been properly and timely reported in all material respects to the applicable insurers.

Section 3.23.      Anti-Corruption Compliance. Each of the Company Entities and, to the extent relating to the Business, Truist and each of their respective directors, officers, and employees, and, to the Company’s knowledge, their agents and representatives have at all times during the past five years complied with Anti-Corruption Laws in all material respects. The Company Entities and, to the extent relating to the Business, Truist have implemented and maintain in effect policies and procedures reasonably designed to ensure compliance by the Company Entities and, to the extent relating to the Business, Truist and their respective directors, officers, employees, agents, and representatives with Anti-Corruption Laws, and to the Company’s knowledge, no Governmental Authority is investigating or has in the past five years conducted, initiated or threatened any investigation of the Company Entities and, to the extent relating to the Business, Truist in connection with an alleged or potential violation of any Anti-Corruption Law.

Section 3.24.      Sanctions. Each of the Company Entities and, to the extent relating to the Business, Truist and each of their respective directors, officers, and employees and, to the Company’s knowledge, their agents and representatives have at all times during the past five years complied with Sanctions in all material respects. None of the Company Entities or, to the extent relating to the Business, Truist, nor any of their respective directors, officers, employees or, to the knowledge of the Company, agents or third parties acting on their behalf or for their benefit: (a) has been or is a Sanctioned Person or otherwise the subject of Sanctions; (b) has been or is owned or controlled by a Sanctioned Person; (c) has been or is organized or resident in any Sanctioned Country; (d) has maintained or maintains any offices, branches, operations, assets, investments, employees, or agents in any country or territory that was at that time a Sanctioned Country; (e) has in the past five years participated in any transaction or business dealing with any Person or in any country or territory that at the time of such transaction or business dealing was a Sanctioned Person or a Sanctioned Country, except to the extent authorized or permitted under Applicable Law; (f) has in the past five years received from any Governmental Authority or any other Person any notice, inquiry, or internal or external allegation regarding an actual or alleged violation of Sanctions; or (g) has in the past five years made any voluntary or involuntary disclosure to a Governmental Authority regarding an actual or alleged violation of Sanctions.

Section 3.25.      Anti-Money Laundering Laws. Each of the Company Entities and, to the extent relating to the Business, Truist and each of their respective directors, officers, and employees, and, to the Company’s knowledge, other Persons acting on behalf of the Company Entities or, to the extent relating to the Business, Truist, have at all times during the past five years complied with applicable Anti-Money Laundering Laws in all material respects. The Company Entities and, to the extent relating to the Business, Truist have implemented and maintain in effect policies and procedures reasonably designed to ensure compliance with Anti-Money Laundering Laws by the Company Entities and, to the extent relating to the Business,

Truist. For the past five years (a) the Company Entities and, to the extent relating to the Business, Truist have not received from any Governmental Authority any written notice, or inquiry regarding an actual or alleged violation of Anti-Money Laundering Law; or (b) made any voluntary or involuntary disclosure to a Governmental Authority regarding an actual or alleged violation of Anti-Money Laundering Laws.

Section 3.26.      Contracts with Affiliates. Section 3.26 of the Company Disclosure Schedule sets forth all Contracts between any Company Entity, on the one hand, and Truist and its Affiliated entities (other than any Company Entity), on the other hand, other than (a) Shared Contracts and (b) commercial transactions that are immaterial to the Company Entities, taken as a whole, entered into with Truist or any of its Affiliates in the ordinary course of business on commercially reasonable terms generally not less favorable to the Company Entities than would reasonably be expected to be obtained in an arm’s-length negotiation with an unaffiliated third party (any Contract required to be set forth on Section 3.26 of the Company Disclosure Schedule, a “Related Party Agreement”). Notwithstanding anything herein to the contrary, neither this Agreement nor any other Transaction Agreement shall constitute a Related Party Agreement.

Section 3.27.      Compliance with Investment Adviser and Broker-Dealer Regulatory Requirements.

(a)            Neither the Broker-Dealer Subsidiary nor any “associated person” (as such term is defined in FINRA Rule 1101(b)) or, to the extent related to the Business, Truist or any of its Affiliates has an unpaid arbitration award, an unpaid settlement relating to arbitration or a Covered Pending Arbitration Claim (as defined in FINRA Rule 1011(c)(2)). Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company Entities, taken as a whole, since January 1, 2020, the Adviser Subsidiary nor, to the extent related to the Business, Truist or any of its Affiliates has not received any written complaint, claim, demand, notice or other similar communication from any counterparty to an Advisory Contract alleging breach of fiduciary duty or violation of the Advisers Act.

(b)            The current Form BD of the Broker-Dealer Subsidiary and Form ADV of the Adviser Subsidiary are, and any amended versions of such forms of the Broker-Dealer Subsidiary or Adviser Subsidiary, as applicable, filed before the Closing Date will be at the time of filing, in compliance in all material respects with the applicable requirements of the Investment Advisers Act of 1940, as amended (the “Advisers Act”), the Exchange Act, and, in each case, the rules promulgated thereunder and FINRA rules, as applicable, and do not contain any untrue statement of a material fact or omit to state a material fact required to be stated herein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Since January 1, 2021, the Broker-Dealer Subsidiary has timely filed its Form BD and any Continuing Membership Applications, together with any amendments required to be made with respect thereto, that were required to be filed under Applicable Law with any Governmental Authority, including the SEC. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company Entities, taken as a whole, since January 1, 2021, the Broker-Dealer Subsidiary and the Adviser Subsidiary have timely filed, or timely delivered to clients and prospective clients, as appropriate, all forms, reports, registration statements, schedules and other documents, together with any amendments required to be made with respect thereto, that were required to be filed under Applicable Law with any Governmental Authority, including the SEC, or delivered to clients and prospective clients, as applicable.

(c)            Each officer, employee or similar Person of the Broker-Dealer Subsidiary and Adviser Subsidiary, including any independent contractors performing similar functions, who is required to be registered, licensed or qualified as a representative or principal (as such term is defined in FINRA Rules 1210 and 1220) or, to the extent related to the Business, Truist or any of its Affiliates or an “investment adviser representative” (as such term is defined in Rule 203A-3 under the Advisers Act) or in any similar capacity with any Governmental Authority is duly registered, licensed or qualified as such, and has been so registered, licensed or qualified at all times while in the employ or under control with the Broker-Dealer Subsidiary and/or Adviser Subsidiary, as applicable, under Applicable Law, and each such registration, license and qualifications is in full force and effect, except where the failure to be so registered, licensed or qualified would not have, individually or in the aggregate, a Material Adverse Effect. To the knowledge of the Company, there are no actions pending, or threatened to terminate, suspend, limit or adversely modify any such registration. Neither the Broker-Dealer Subsidiary nor, to the Company’s knowledge, any “associated person” (as defined in Article I(rr) of the FINRA By-Laws) thereof (i) is ineligible or disqualified pursuant to Section 15(b) of the Exchange Act to act as a broker-dealer or as an “associated person” of a registered broker-dealer or (ii) is subject to “statutory disqualification” within the meaning of Section 3(a)(39) of the Exchange Act or “heightened supervision” under the rules of FINRA.

(d)            Neither the Adviser Subsidiary nor, to the knowledge of the Company, any “person “associated with” the Adviser Subsidiary, is disqualified from acting as an investment adviser or associated person thereof under Section 203(e) or (f) of the Investment Advisers Act. As of the date hereof, no actions are pending or, to the knowledge of the Company, threatened in writing that would reasonably be expected to result in any such ineligibility or disqualification.

(e)            None of the Adviser Subsidiary, to the extent related to the Business, Truist nor any of its Affiliates act as an investment adviser, investment sub-adviser, general partner, managing member, member, manager, or sponsor or in any similar capacity under the Investment Advisers Act or any other comparable Law, of any investment funds that are investment companies required to be registered as such under the Investment Company Act.

(f)             Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company Entities, taken as a whole, the Broker-Dealer Subsidiary and Adviser Subsidiary and, to the extent related to the Business, Truist and its Affiliates have established and maintained in effect at all times required by Applicable Law, since January 1, 2021, written policies and procedures reasonably designed to achieve compliance with, as applicable, the Exchange Act, the Advisers Act, and, in each case, the rules thereunder, the rules of the state securities authorities and the rules of each applicable self-regulatory organization of which the Broker-Dealer Subsidiary was a member during such time period (“Broker and Adviser Compliance Policies”). The Broker-Dealer Subsidiary and Adviser Subsidiary and, to the extent related to the Business, Truist and its Affiliates each have, since January 1, 2021, taken reasonable best efforts to ensure that its supervised persons comply in all material respects with the Broker and Adviser Compliance Policies, as applicable. There have been no material violations or written allegations of material violations of the Broker and Adviser Compliance

Policies since January 1, 2021. True, correct and complete current copies of the Broker and Adviser Compliance Policies have been made available to the Buyer Entities.

(g)            The Broker-Dealer Subsidiary currently maintains, and since January 1, 2021 has maintained, “net capital” (as such term is defined in Rule 15c3-1(c)(2) under the Exchange Act) equal to or in excess of the minimum “net capital” required to be maintained by the Broker-Dealer Subsidiary, and in an amount sufficient to ensure that it is not required to file a notice under Rule 17a-11 under the Exchange Act.

(h)            Since January 1, 2021, neither the Adviser Subsidiary nor any “covered associate” nor, to the extent related to the Business, Truist nor any of its Affiliates has made a “contribution” or “coordinated” or “solicited” a “contribution” to an “official” of a “government entity” (as such terms are defined in Rule 206(4)-5 under the Advisers Act) that would disqualify or otherwise prevent the Adviser Subsidiary from providing investment advisory services for compensation to such government entity (pursuant to Rule 206(4)-5 under the Advisers Act). Since January 1, 2021, neither the Adviser Subsidiary nor any manager, director, officer, employee or agent thereof nor, to the extent related to the Business, Truist nor any of its Affiliates has, directly or indirectly, (i) used (or promised to use) any funds for unlawful contributions, gifts, gratuities, entertainment or other unlawful expenses, in each case, related to political activity or (ii) made, offered, promised or authorized any unlawful payment of any kind or (iii) violated any Applicable Law in any material respect relating to anti-bribery, export control, money laundering or anti-terrorism.

Section 3.28.      No Other Representations and Warranties.

(a)              Except for the representations and warranties expressly set forth in this Article 3 and the certificate to be delivered pursuant to Section 8.02(d), none of the Company Entities, Truist or their respective Related Parties has made or is making any express or implied representation or warranty of any nature to the Buyer Entities or their Related Parties, at law or in equity, with respect to matters relating to Truist, its respective Related Parties, the Company Entities, their respective businesses or any other matter related to or in connection with the transactions contemplated hereby, and the Company hereby expressly disclaims any such other representations or warranties (including as to the accuracy or completeness of any information provided to the Buyer Entities). Without limiting the generality of the foregoing, none of Truist, the Company Entities or their respective Related Parties has made or is making any representation or warranty with respect to (i) any projections, estimates or budgets delivered to or made available to the Buyer Entities or their Related Parties of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Company Entities or the future business and operations of the Company Entities or (ii) any other information or documents made available to the Buyer Entities or their Related Parties with respect to the Company Entities or their respective businesses or operations (including as to the accuracy or completeness of any such information or documents), except as expressly set forth in this Article 3 and the certificate to be delivered pursuant to Section 8.02(d).

(b)              Truist acknowledges that, except for the representations and warranties expressly set forth in  Article 4, the Debt Commitment Letter, the Equity Commitment Letters, the

Guarantees and the other Transaction Agreements, none of the Buyer Entities or any of their Related Parties has made or is making any express or implied representation or warranty of any nature to the Company, Truist or any of their Related Parties, at law or in equity, with respect to matters relating to Buyer or its Related Parties, their respective businesses or any other matter related to or in connection with the transactions contemplated hereby, and Truist acknowledges that the Buyer Entities hereby expressly disclaim any such other representations or warranties (including as to the accuracy or completeness of any information provided to the Company or Truist).

Article 4
Representations and Warranties of the Buyer Entities

Each Buyer Entity represents and warrants to Truist, as of the date of this Agreement and as of the Closing Date (or in the case of any representations and warranties that speak as of a specified date, as of such specified date), that:

Section 4.01.      Existence and Power. (a) Each Buyer Entity is a Delaware corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all power and authority required to own, lease and operate its assets, rights and properties and to carry on its business as now conducted.

(b)            Each Buyer Entity is duly qualified to do business as a foreign business entity and is in good standing in each other jurisdiction where such qualification is necessary, except for those jurisdictions where the failure to be so qualified would not reasonably be expected, individually or in the aggregate, to prevent or materially impair or materially delay such Buyer Entity’s performance of this Agreement or the consummation of the transactions contemplated hereby.

Section 4.02.      Authorization. The execution, delivery and performance by each Buyer Entity of this Agreement and the consummation of the transactions contemplated hereby and thereby are within such Buyer Entity’s corporate powers, as applicable, and have been duly authorized by all necessary corporate action on the part of such Buyer Entity, and no other action on the part of such Buyer Entity is necessary to authorize this Agreement or the consummation of the transactions contemplated hereby, and no other vote or approval of holders of any class or series of equity interests of such Buyer Entity that has not been obtained is necessary under Applicable Law or its governing documents to adopt and approve this Agreement and consummate the transactions contemplated herein. Each Buyer Entity has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery of this Agreement by each of the other parties hereto and thereto, this Agreement constitutes a valid, legal and binding agreement of the Buyer Entities and is enforceable against the Buyer Entities in accordance with the terms hereof and thereof (except insofar as such enforceability may be limited by the Enforceability Exceptions).

Section 4.03.      Governmental Authorization. The execution, delivery and performance by the Buyer Entities of this Agreement and the consummation by the Buyer Entities of the transactions contemplated hereby require no Governmental Approval or notices to, or filings with, or other Consents of, any Governmental Authority on the part of any Buyer Entity, other than actions or filings (a) compliance with any applicable requirements of the HSR Act and any applicable foreign Antitrust Law, (b) the Consents listed on Section 3.03 of the Company Disclosure Schedule and (c) any other Governmental Approval as to which the failure to make or obtain such Governmental Approval would not reasonably be expected, individually or in the aggregate, to prevent or materially impair or materially delay any Buyer Entity’s performance of this Agreement or the consummation of the transactions contemplated hereby or thereby.

Section 4.04.      Noncontravention. The execution, delivery and performance by the Buyer Entities of this Agreement and the consummation by the Buyer Entities of the transactions contemplated hereby and thereby, do not and will not (a) violate the certificate of incorporation, bylaws or equivalent organizational documents of any Buyer Entity, (b) assuming compliance with the matters referred to in Section 4.03, violate any Applicable Law, (c) require any consent from, notice to or other action by any Person under, constitute a default under (with or without notice or lapse of time or both), or give rise to any right of termination, modification, cancellation or acceleration of any right or obligation of any Buyer Entity, or to a loss of any benefit to which any Buyer Entity is entitled under, any provision of any material contract of any Buyer Entity or (d) result in the creation or imposition of any Lien on any property, asset or right of any Buyer Entity, with such exceptions, in the case of each of clauses (b) through (d), as would not reasonably be expected, individually or in the aggregate, to prevent or materially impair or materially delay any Buyer Entity’s performance of this Agreement, or the consummation of the transactions contemplated hereby or thereby.

Section 4.05.      [Intentionally Omitted].

Section 4.06.      Litigation; Orders. There is no (a) action, claim, suit, litigation or proceeding pending against, or to the knowledge of the Buyer Entities, any audit, inquiry, investigation or examination pending or action, suit, litigation or proceeding or investigation threatened against, any Buyer Entity before any arbitrator or Governmental Authority, or (b) injunction, order, decree or judgment issued by any arbitrator or Governmental Authority in effect or, to the knowledge of the Buyer Entities, threatened against any Buyer Entity, in the case of each of the foregoing clauses (a) and (b), that would reasonably be expected to prevent or materially impair or materially delay any Buyer Entity’s the consummation of the transactions contemplated hereby.

Section 4.07.      Compliance with Laws(a). (a) Except as would not reasonably be expected to be material to the Buyer Entities and is not reasonably likely to prevent or materially delay the consummation of the transactions contemplated hereby, each Buyer Entity is, and, since the date of its incorporation, has been, in compliance with all Applicable Laws in all material respects. Except as set forth on Section 4.06 of Buyer Disclosure Schedule, none of the Buyer Entities nor, to the knowledge of the Buyer Entities and in their capacities as such, their respective employees, officers, directors, or materials vendors, (i) is currently subject to, since the date of its incorporation, or has been threatened with, any legal action, lawsuit, arbitration, settlement or other legal, regulatory, administrative, tax or other governmental investigation, inquiry or proceeding by any Governmental Authority or any customer or vendor or (ii) since the date of its incorporation, has admitted to, been found by a court in any jurisdiction to have engaged in, nor has been threatened with any allegation of any violation of any Applicable Laws or been debarred from bidding for any contract or business.

(b)            None of the Buyer Entities or, to the knowledge of the Buyer Entities, Affiliates of the Buyer Entities that will become (i) “associated persons” (as defined in Section 3(a)(18) of the Exchange Act) of the Broker-Dealer Subsidiary is subject to an order of the SEC under Section 15(b)(6)(A) of the Exchange Act barring or suspending the right of such person to be associated with a broker-dealer or a “statutory disqualification” pursuant to Section 3(a)(39) subparagraph (A), (B), (C) or (D) of the Exchange Act or (ii) “associated persons” (as defined in Article I(rr) of the FINRA By-Laws) of the Broker-Dealer subsidiary is subject to a “statutory disqualification” pursuant to Section 3(a)(39) of the Exchange Act. No Buyer Entity has either committed a “Reportable Act,” as defined in Rule 69W-200.001 of the Florida Administrative Code, as amended, within the past 10 years, or committed a “Reportable Event” as defined in 808-10:460 of the Kentucky Administrative Regulations, as amended, within the past 10 years.

Section 4.08.      Financing. (a) As of the date hereof, the Buyer Entities have delivered to Truist true, complete and fully executed copies of (i) one or more debt commitment letters (including all related exhibits, schedules, annexes, supplements and term sheets thereto, and including any related fee letter (which may be redacted as described below), as each of the foregoing may be amended, supplemented, replaced, substituted, terminated or otherwise modified or waived from time to time after the date hereof in compliance with Section 5.12, the “Debt Commitment Letter”) from the Debt Financing Sources party thereto confirming their respective commitments to provide the Buyer Entities, on terms and subject to the conditions set forth therein, with debt financing in connection with the transactions contemplated hereby in the amount set forth therein (including, for the avoidance of doubt, any high yield bonds being issued in lieu of all or a portion of such debt financing, the “Debt Financing”) and (ii) one or more equity commitment letters (including all related exhibits, schedules, annexes, supplements and term sheets thereto, as each of the foregoing may be amended, supplemented, replaced, substituted, terminated or otherwise modified or waived from time to time after the date hereof in compliance with Section 5.12, the “Equity Commitment Letter” and, together with the Debt Commitment Letter, the “Financing Commitment Letters”) from the Trident Investors, the CD&R Investor and the ATIC Investor (the “Equity Providers”) confirming their commitments to provide the Buyer Entities, on the terms and subject to the conditions set forth therein, with equity financing in connection with the transactions contemplated hereby in the amount set forth therein (the “Equity Financing” and together with the Debt Financing, the “Financing”).

(b)            As of the date hereof, each of the Equity Commitment Letters is in full force and effect and is a valid and binding obligation of the Buyer Entities and the other parties thereto, enforceable against the Buyer Entities and the other parties thereto in accordance with its terms (subject to the Enforceability Exceptions). As of the date hereof, the Debt Commitment Letter is in full force and effect and is a valid and binding obligation of the Buyer Entities and, to the knowledge of the Buyer Entities, the other parties thereto, enforceable against the Buyer Entities and, to the knowledge of the Buyer Entities, the other parties thereto in accordance with its terms (subject to the Enforceability Exceptions). As of the date hereof, none of the Financing Commitment Letters have been amended or modified, and the respective commitments contained in the Financing Commitment Letters have not been withdrawn, rescinded or otherwise modified, and no such amendment, modification, withdrawal or rescission of the Financing Commitment

Letters is contemplated or the subject of current discussions, in each case, except as permitted in compliance with Section 5.12. As of the date hereof, assuming the satisfaction of the conditions to the Buyer Entities’ obligation to consummate the Transaction (including pursuant to Sections 8.01 and 8.02), no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of (x) any Buyer Entity or any of their Affiliates or any other Person, under any of the Equity Commitment Letters or (y) any Buyer Entity or any of their Affiliates or, to the knowledge of the Buyer Entities, any other Person, under any of the Debt Commitment Letter. All fees (if any) required to be paid under the Financing Commitment Letters on or prior to the date hereof have been paid in full.

(c)            There are no conditions precedent directly or indirectly related to the funding of the full amount of the Debt Financing other than as expressly set forth in the Debt Commitment Letter. Other than the Debt Commitment Letter, there is no other contract, arrangement or understanding entered into by any Buyer Entity or any Affiliate thereof related to the funding of the Debt Financing (except for (i) customary fee letters relating to the commitments in the Debt Commitment Letter, a true, complete and fully executed copy of each of which has been provided to the Company, which may be redacted to omit only the fee amounts, “market flex”, pricing terms, pricing caps and other commercially sensitive terms so long as such redacted terms do not impact the amount (other than through the operation of additional original issue discount or upfront fees) or adversely affect the availability of the Debt Financing or expand the conditions to obtaining the Debt Financing on the Closing Date or (ii) customary engagement letters, non-disclosure agreements or similar side letters and agreements, in each case, which do not impact the conditionality or terms of the Financing). As of the date hereof, assuming the satisfaction of the conditions to each Buyer Entity’s obligation to consummate the Transaction (including pursuant to Sections 8.01 and 8.02), no Buyer Entity has any reason to believe that any of the conditions to the Financing contained in the Financing Commitment Letters will not be satisfied or that the full amount of the Financing will not be available in full to the Buyer Entities on the Closing Date.

(d)            Assuming the Financing is funded on the Closing Date in accordance with the Financing Commitment Letters and the Closing is consummated in accordance with the terms of this Agreement following satisfaction of the conditions precedent thereto, the aggregate proceeds of the Financing (after giving effect to any market flex provisions) will be in an amount sufficient to (i) pay the Closing Purchase Price Payments, (ii) pay all other amounts the Buyer Entities are required to pay at the Closing pursuant to Section 2.03(b)(i), Section 2.03(b)(vi) and Section 2.03(b)(vii), and (iii) pay all related fees and expenses of the Buyer Entities that are payable at the Closing in connection with the transactions contemplated by this Agreement (such amount, the “Required Funding Amount”). Each Buyer Entity acknowledges and agrees that it is not a condition to the Closing or to any of its other obligations under this Agreement that the Buyer Entities obtain or maintain financing for, or related to, any of the transactions contemplated by this Agreement.

Section 4.09.      Guarantee. Concurrently with the execution of this Agreement, the Buyer Entities have delivered to Truist duly executed guarantees in the form attached hereto as Exhibit B (each, a “Guarantee” and, collectively, the “Guarantees”) of the Trident Investors, the CD&R Investor and the ATIC Investor (collectively, except as otherwise expressly set forth therein, the “Guarantee Providers”), dated as of the date hereof. As of the date hereof, each of the Guarantees is in full force and effect and is a legal, valid and binding obligation of the applicable Guarantee Provider, enforceable against the applicable Guarantee Provider in accordance with its terms, subject to the Enforceability Exceptions, and no event has occurred which, with or without notice, lapse of time or both, could constitute a default on the part of the applicable Guarantee Provider under the applicable Guarantee.

Section 4.10.      Purchase for Investment. Each Buyer Entity is purchasing or otherwise acquiring the Purchased Interests for investment for its own account and not with a view to, or for sale in connection with, any distribution thereof. Each Buyer Entity has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Purchased Interests and is capable of bearing the economic risks of such investment.

Section 4.11.      Solvency. The Buyer Entities are not entering into the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of the Company Entities. Assuming that (x) the conditions set forth in Section 8.01 and Section 8.02 have been satisfied, (y) the representations and warranties of Truist set forth in this Agreement are true and correct in all material respects (disregarding all “materiality”, “Material Adverse Effect” or other similar qualifications contained therein) and (z) the estimates, projections and other forecasts and plans of the Company that have been made available to the Buyer Entities prior to the date of this Agreement have been prepared in good faith based upon assumptions that were, at the time made, and continue to be, reasonable, at and immediately after the Closing, and after giving effect to the transactions contemplated by this Agreement, the Buyer Entities and their Subsidiaries, taken as a whole, (a) will be solvent (in that both the fair value of their assets will not be less than the sum of their debts and that the present fair saleable value of their assets will not be less than the amount required to pay their probable liabilities on their debts as they become absolute and matured) and (b) will not have incurred and will not incur debts beyond their ability to pay as they become absolute and matured.

Section 4.12.      Finders’ Fees. There is no financial advisor, investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Buyer Entities or any of their Affiliates in connection with the transactions contemplated by this Agreement that is entitled to any fee or commission for which Truist may be liable.

Section 4.13.      Inspections; No Other Representations and Warranties. (a) Each Buyer Entity is an informed and sophisticated purchaser, and has engaged expert advisors, experienced in the evaluation and purchase of companies such as the Company Entities as contemplated hereunder and has undertaken such investigation and has been provided with and evaluated such documents and information as such Buyer Entity has deemed necessary to enable it to make a fully informed and intelligent decision with respect to the execution, delivery and performance of this Agreement.

(b)            Each Buyer Entity acknowledges that, except for the representations and warranties expressly set forth in Article 3, the certificate to be delivered pursuant to Section 8.02(d) and the other Transaction Agreements, none of Truist, the Company Entities or their respective Related Parties has made or is making any express or implied representation or warranty of any nature to such Buyer Entity or its Related Parties, at law or in equity, with respect to matters relating to

Truist, the Company Entities, their respective Related Parties, their respective businesses or any other matter related to or in connection with the transactions contemplated hereby, and each Buyer Entity hereby expressly disclaims reliance on any such other representations or warranties (including as to the accuracy or completeness of any information provided to the Buyer Entities). Without limiting the generality of the foregoing, each Buyer Entity acknowledges that none of Truist, the Company Entities or their respective Related Parties has made or is making any representation or warranty with respect to (i) any projections, estimates or budgets delivered to or made available to each Buyer Entity or its Related Parties of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Company Entities or the future business and operations of the Company Entities or (ii) any other information or documents made available to each Buyer Entity or its Related Parties with respect to the Company Entities or its respective businesses or operations (including as to the accuracy or completeness of any such information or documents), except as expressly set forth in Article 3 and the certificate to be delivered pursuant to Section 8.02(d).

(c)            Except for the representations and warranties expressly set forth in this  Article 4, the Debt Commitment Letter, the Equity Commitment Letters, the Guarantees and the other Transaction Agreements, none of the Buyer Entities or any of their Related Parties has made or is making any express or implied representation or warranty of any nature to the Company, Truist or any of their Related Parties, at law or in equity, with respect to matters relating to the Buyer Entities or their Related Parties, their respective businesses or any other matter related to or in connection with the transactions contemplated hereby, and the Buyer Entities hereby expressly disclaim any such other representations or warranties (including as to the accuracy or completeness of any information provided to the Company or Truist).

Article 5
Covenants of the Buyer Entities, the Company and the Truist Parties

Section 5.01.      Conduct of Business. From the date hereof until the Closing Date, except (I) as expressly required or expressly contemplated by this Agreement, (II) as required by any Applicable Law, (III) as disclosed in Section 5.01 of the Company Disclosure Schedule or (IV) with the prior written consent of the Buyer Entities (which consent shall not be unreasonably withheld, delayed or conditioned), (x) the Company shall, and shall cause the other Company Entities to conduct their businesses in the ordinary course and to use reasonable best efforts to preserve in all material respects the present business operations, organization and goodwill of the Company Entities, including using reasonable best efforts to retain the services of officers and key employees of the Company Entities and preserve their relationships with, and the goodwill of, vendors, carriers and other Persons with whom the Company Entities have a material business relationship in a manner consistent with past practice and (y) without limiting the generality of the foregoing clause (x), the Company shall not, and shall not permit any of the other Company Entities to:

(a)            declare, set aside or pay (i) any non-cash dividend or other non-cash distribution in respect of any Company Securities or (ii) any cash dividend or distribution in respect of any Company Securities that is not paid prior to the Measurement Time;

(b)            (i) issue, grant, pledge, encumber, dispose of or sell any Company Securities, Subsidiary Securities, as applicable, other than the issuance or sale of any Subsidiary Securities by any wholly owned Company Entity to any other wholly owned Company Entity, or (ii) amend the terms of any Company Securities or Subsidiary Securities, as applicable;

(c)            (i) delay or postpone any payment of accounts payable or other payables or expenses from the date such payment would be made in the ordinary course of business, (ii) accelerate or delay the collection of receivables in advance of or beyond the date when the same would have been collected in the ordinary course of business or when otherwise due or (iii) otherwise conduct cash management customs and practices and any other movement of cash or cash equivalents other than in the ordinary course of business;

(d)            acquire control (within the meaning of applicable federal banking laws and regulations) of any insured depository institution, bank (as defined in 12 U.S.C. 1841(c)), savings and loan association, investment bank or trust company, or any holding company thereof;

(e)            transfer any assets or liabilities from (or to) Truist and its Affiliates (other than the Company Entities) to (or from) the Company Entities, other than (i) assets (x) primarily related to or used by the Company Entities’ business or (y) with respect to the assignment of Real Property Leases to the Company Entities in the manner and on the terms and conditions set forth on Section 5.01(e) of the Company Disclosure Schedule or (ii) liabilities solely to the extent related to the Company Entities business, on commercially reasonable terms not less favorable to the Company Entities;

(f)             except as required by any Employee Plan, (i) materially increase (or commit to materially increase) or accelerate the compensation or benefits of, or enter into any new, or materially modify the terms of any existing, bonus, incentive, severance or termination agreements or arrangements with any present or former directors, officers, consultants or employees of the Company Entities, other than in the ordinary course of business consistent with past practice for Company Employees with an annual base salary of less than $250,000, (ii) hire any director, officer, consultant or employee of the Company Entities with an annual base salary in excess of $250,000, or terminate (other than for cause) any of the directors, officers, consultants or employees of the Company Entities with an annual base salary in excess of $250,000, (iii) establish, adopt, enter into, amend or terminate any Employee Plan or any plan, agreement, program, policy, trust, fund or other arrangement that would be an Employee Plan if it were in existence as of the date of this Agreement, other than as provided for in Section 5.15 hereof and such ordinary course amendments to Employee Plans that are sponsored by one or more of the Truist Parties that do not materially increase the cost to the Company Entities of providing such benefits to Company Employees, (iv) accelerate the vesting or payment of any equity award or other long-term incentive awards under any Employee Plan (including under the Truist Insurance Holdings, LLC Appreciation Unit Plan, the Truist Insurance Holdings, LLC LTIP Unit Plan and the Truist Insurance Holdings, LLC Profits Interest Plan and the award agreements under each of the foregoing), (v) loan or advance any money or other property of the Company Entities to any of their present or former directors, officers, consultants or employees, or forgive any such loan, in each case, other than in the ordinary course of business consistent with past practice for Company Employees with an annual base salary of less than $250,000, or (vi) grant to any present or former director, officer, independent contractor or employee of the

Company Entities any right to reimbursement, indemnification or payment for any Taxes, including any Taxes incurred under Section 409A or 4999 of the Code on any of the foregoing;

(g)            (i) acquire the equity interests in any assets, rights or properties of any business or division (whether by merger, consolidation or otherwise), from any other Person, other than any (A) such acquisitions that do not exceed $1,000,000 individually and $5,000,000 in the aggregate (in each case, including any “earnout” or other contingent payments) or (B) acquisitions of assets in the ordinary course consistent with past practice or (ii) other than Permitted Liens, transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any material assets, permits, rights (including material Company Intellectual Property Rights) or properties used in, or necessary for, the operation of the business of the Company Entities, taken as a whole;

(h)            (i) voluntarily amend, fail to renew, waive material rights under or prematurely terminate any Material Contract, in each case, except (x) for automatic renewals or extensions of any Contract pursuant to its terms or on terms not materially less favorable in the aggregate to the Company Entities than those in effect on the date hereof, (y) Shared Contracts and (z) in the ordinary course of business (provided that such Contract does not restrict the ability of any Company Entity to engage or compete in any line of business in any respect material to the business of the Company Entities, taken as a whole), or (ii) enter into any Contract that (A) would (if entered into prior to the date hereof) constitute a Material Contract, except for Contracts entered into in the ordinary course of business (provided that such Contract does not restrict the ability of any Company Entity to engage or compete in any line of business in any respect material to the business of the Company Entities, taken as a whole) or (B) restricts the ability of any Company Entity to engage or compete in any line of business in any respect material to the business of the Company Entities, taken as a whole;

(i)             incur any amount of indebtedness of the types set forth in clauses (i) and (ii) of the definition of Closing Indebtedness, other than (A) such indebtedness incurred under the Revolving Credit Agreement in effect as of the date of this Agreement that will be repaid at or prior to the Closing or (B) the Debt Financing;

(j)             make any change in financial accounting methods, principles or practices affecting the reported consolidated assets, liabilities or results of operations of any Company Entity, except insofar as may have been required by a change after the date hereof in GAAP or Applicable Law;

(k)            settle any Action for an amount to be paid by the Company Entities in excess of $1,000,000 individually or $5,000,000 in the aggregate (net of amounts covered by applicable insurance policies or reimbursed by third parties) other than (i) any settlement or compromise where the amount paid or to be paid by any Company Entity is fully covered (less retention or deductible under the applicable insurance policy) by insurance coverage amounts maintained by such Company Entity, (ii) settlements or compromises of any Action for an amount not materially in excess of the amount, if any, reflected or specifically reserved in the balance sheet (or the notes thereto) of the Company (with materiality measured relative to the amount so reflected or reserved, if any) prior to the date hereof, and (iii) settlements or compromises of any Action where any Company Entity is the plaintiff and is receiving payment in connection with such settlement or compromise; provided that, in the case of each of the foregoing clause (i), (ii) and (iii), the settlement or compromise of such Action does not (x) impose any material restriction on the business or operations of any Company Entity (or any Buyer Entity after the Closing) and (y) include any non-de minimis non-monetary or injunctive relief, or the admission of wrongdoing, by any Company Entity or any of their respective officers or directors (in each case, excluding, for the avoidance of doubt, any confidentiality, non-disparagement or customary release obligations);

(l)             take any action that would reasonably be expected to result in any Broker-Dealer Subsidiary (i) maintaining an amount of net capital less than the amount required to be maintained by such Broker-Dealer Subsidiary under Rule 15c3-1 of the Exchange Act, as agreed to with FINRA and any other Governmental Authority or (ii) being required to file notice under Rule 17a-11 under the Exchange Act;

(m)             waive or release any noncompetition, nonsolicitation, nondisclosure, noninterference, nondisparagement, or other restrictive covenant obligation of any current or former officer, manager, senior employee with a title of Senior Vice President or higher, or producer (to the extent such producer has generated gross revenue for the Company Entities in excess of $250,000 during the preceding 12-month period) of any Company Entity;

(n)            implement or announce any “plant closing”, “mass layoff” or any other action which would trigger the notice requirements of the Worker Adjustment and Retraining Notification Act of 1988 or any similar applicable state or local Applicable Law;

(o)            other than in accordance with the Company’s capital expenditures budget set forth on Section 5.01 of the Company Disclosure Schedule, enter into any binding commitment for capital expenditures in excess of $1,000,000 in the aggregate;

(p)            recognize or certify any labor union, labor organization, works council or group of employees as the bargaining representative for any employees of a Company Entity or enter into, adopt or become a party to any collective bargaining agreement or other similar agreement with respect to any employees of a Company Entity;

(q)            (i) purchase any real property, (ii) other than in the ordinary course, enter into any new lease agreement with respect to real property that is not leased by the Company or one of its Subsidiaries as of the date hereof having annual rent in excess of $250,000 or (iii) other than in the ordinary course, with respect to any material Real Property Lease in effect on the date hereof, voluntarily (A) waive, release, assign, or sublease any material rights or claims thereunder, (B) materially amend or modify the terms thereof, (C) terminate such Real Property Lease (other than as a result of expiration of the then-existing term), (D) extend the term thereof, as in effect on the date hereof, or (E) grant any waiver or give any consent thereunder, in each case of this subclause (iii), (x) other than automatic renewal or extension of any material Real Property Lease pursuant to its terms or on terms not materially less favorable in the aggregate to the Company Entities and/or (y) in connection with a transfer of any Real Property Lease to any Company Entity;

(r)             (i) make, change or revoke any entity classification election or any other material Tax election, or any other Tax Election other than in accordance with past practice, (ii) adopt a change, or request permission of any taxing authority to change, any accounting method or accounting period in respect of material Taxes, (iii) enter into any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign law) with any Governmental Authority, (iv) settle any claim or assessment in respect of any Taxes, (v) knowingly surrender or allow to expire any right to claim a refund of any Taxes or (vi) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of any Taxes; provided, that for purposes of this Section 5.01(r) the parties hereto acknowledge that it would be unreasonable for the Buyer Entities to withhold consent to any action described in this Section 5.01(r) if such proposed action could not reasonably be expected to affect any Buyer Entity or the Company Entities or Truist Partners in any Post-Closing Tax Period;

(s)            cause the Adviser Subsidiary to enter into an advisory contract, sub-advisory contract or other Material Contract with an issuer that is registered as an investment company under the Investment Company Act or an issuer that, to the knowledge of the Company, intends to register as an investment company under the Investment Company Act;

(t)              amend the A&R LLC Agreement or organizational or governance documents of the Company or any other Company Entity;

(u)            merge or consolidate with any other Person or restructure, reorganize or completely or partially liquidate or adopt a plan of complete or partial liquidation (in each case, other than any liquidations of immaterial and dormant Subsidiaries of the Company);

(v)            split, combine, subdivide or reclassify any of the equity interests of any Company Entity or issue, redeem, repurchase, cancel or authorize the issuance of any other securities in respect of;

(w)             make any material adverse change to the security or operation of any Systems used by or on behalf of the Company Entities or posted privacy policies applicable to the Company Entities, in each case, except as required by Applicable Law or, subject to prior written notice to the Buyer Entities, where such change is being implemented across all comparable Systems operated by Truist;

(x)            enter into, or amend in any manner adverse to the Company Entity, any Related Party Agreements;

(y)            apply for, seek or obtain any permit, license, certification, approval or registration that would reasonably be expected to (i) prevent, materially delay or materially impede the transactions contemplated hereby or (ii) require any Buyer Entity, any Equity Provider or any of their respective Affiliates being required to make any material filing or notice with or material disclosure to any Governmental Authority; or

(z)            agree or commit to do, or resolve to agree or commit to do, any of the foregoing.

Notwithstanding anything to the contrary herein, the parties acknowledge and agree that nothing in this Section 5.01 shall restrict the Company Entities from (i) declaring, setting aside or paying any cash dividend or other cash distribution prior to the Measurement Time (provided that the effect of any such dividend or distribution is reflected in full in the Estimated Closing Statement) or (ii) using cash and cash equivalents prior to the Measurement Time for purposes of repaying or settling any indebtedness for borrowed money or other obligations of the Company Entities of the types referred to in clauses (i) and (ii) of the definition of “Closing Indebtedness”. Notwithstanding anything to the contrary herein, the parties acknowledge and agree that (x) neither the Truist Parties nor the Company shall be responsible for any breaches of this Section 5.01, to the extent arising out of or relating to any actions taken (or not taken) by the Buyer Entities or any of their Affiliates or any action not taken by the Company or a Truist Party that requires the prior written consent of Buyer Entity 1 under the A&R LLC Agreement if such consent is not provided and (y) nothing in this Agreement (including this Section 5.01) shall in any way limit the rights of Buyer Entity 1 under the A&R LLC Agreement, including the consent rights set forth in Section 5.03 therein. Notwithstanding anything to the contrary set forth in this Section 5.01, between the Measurement Time and the Closing, the Company shall not, and shall not permit any of the other Company Entities to, take any action with the purpose of modifying the amount of Closing Cash, Closing Indebtedness or Closing Working Capital, in each case, as if such amounts were measured as of the Closing and not the Measurement Time, other than actions taken in the ordinary course of business. Immediately prior to the Measurement Time, Truist shall cause the Company to make a Tax Distribution (as defined in the A&R LLC Agreement) pursuant to Section 4.01(c) of the A&R LLC Agreement to all holders of Common Units in an amount estimated by the Board (as defined in the A&R LLC Agreement) in good faith to be sufficient for each such holder to have received, as of such time, aggregate Tax Distributions for the taxable year in which the Closing occurs in an amount at least equal to the amount of Tax Distributions that would have been required to be made pursuant to Section 4.01(c) of the A&R LLC Agreement for such taxable year if such tax year had ended as of the Measurement Time (the “Pre-Closing Tax Distribution”).

Section 5.02.      Reasonable Best Efforts; Further Assurances. (a) Subject to the terms and conditions of this Agreement, each of the parties shall use its respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under Applicable Law to satisfy the conditions to Closing set forth in Article 8 to be satisfied and to consummate the transactions contemplated by this Agreement as soon as practicable after the date hereof, including (i) preparing and filing as promptly as practicable with any Governmental Authority all documentation to effect all necessary, proper or advisable filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (ii) obtaining and maintaining all consents, approvals, registrations, permits, authorizations, waivers and other confirmations required to be obtained from any Governmental Authority that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement as soon as practicable.

(b)            In furtherance and not in limitation of the foregoing, each of the Buyer Entities and Truist shall, and Truist shall cause its applicable Affiliates to, as promptly as practicable after the date hereof, make an appropriate filing of (i) (A) a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby, which shall in any event be made within 10 Business Days of the date hereof, and supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable, and (B) as soon as practicable, a merger control filing as required under any applicable Antitrust Law in the jurisdictions set forth on Section 5.02(b) of the Company Disclosure Schedule and (ii) such other filings set forth on, and in accordance with, Section 5.02(b) of the Company Disclosure Schedule. In furtherance and not in limitation of the foregoing, Truist shall cause the Broker-Dealer Subsidiary to make an appropriate filing of, as promptly as practicable after the date hereof, (A) a Continuing Membership Application, pursuant to FINRA Rule 1017 (the “FINRA Application”), seeking FINRA’s approval of the indirect change of ownership or control of the Broker-Dealer Subsidiary to be effected as a result of the Transaction, (B) written notification regarding the change of ownership and control of the Broker-Dealer Subsidiary and such other Subsidiaries that are a participant in the NSCC to the DTCC, on behalf of NSCC, consistent with the requirements of the rules of the NSCC, (C) to the Florida Office of Financial Regulation, Division of Securities, a notice and request for approval or non-objection of the Transaction, pursuant to Rule 69W-600.001(11)(d), F.A.C.; (D) to the Kentucky Department of Financial Institutions, Division of Securities, a notice and request for approval or non-objection of the Transaction, pursuant to 808 Kentucky Administrative Regulation 10:460, and (E) written notification regarding the change of ownership and control of the Broker-Dealer Subsidiary to any Self-Regulatory Organization of which it is a member and to each state or other U.S. jurisdiction in which it is registered to act as a Broker-Dealer. All filing fees incurred by the Buyer Entities or Truist or any of their respective Affiliates in connection with submission of the filings contemplated by this Section 5.02(b) with the relevant Governmental Authorities shall be borne by the Buyer Entities.

(c)            The parties hereto understand and agree that the reasonable best efforts of the Buyer Entities under this Section 5.02 shall be deemed to include taking all actions necessary or appropriate to avoid or eliminate each and every impediment under any Applicable Law or otherwise so as to enable the consummation of the transactions contemplated by this Agreement to occur as soon as reasonably possible (and in any event prior to the Outside Date), including:

(i)            entering into any settlement, undertaking, tolling agreement, consent decree, stipulation or agreement with or required by any Governmental Authority in connection with the transactions contemplated hereby;

(ii)            proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of businesses, product lines, assets or contracts of any Company Entity;

(iii)            terminating existing relationships, contractual rights or obligations of any Company Entity;

(iv)            otherwise taking or committing to take actions that after the Closing Date would limit any Company Entity’s freedom of action with respect to, or its ability to retain, one or more of the businesses, product lines or assets of any Company Entity (each of the foregoing described in any of Section 5.02(c)(i) through (iv), a “Regulatory Concession”);

(v)            defending any action, suit or proceeding (including by appeal if necessary) that challenges any of the transactions contemplated by this Agreement or the other Transaction Agreements or which would otherwise prohibit, materially delay or materially impair the consummation of the transactions contemplated by this Agreement; and

(vi)            seeking to have lifted, vacated or reversed any stay, injunction, temporary restraining order or other restraint entered by any Governmental Authority with respect to this Agreement or the transactions contemplated hereby;

provided that, notwithstanding any other provision of this Agreement to the contrary, none of the Buyer Entities or their Affiliates shall be obligated to take any such action unless the taking of such action is conditioned upon the Closing; provided further that, notwithstanding anything in this Agreement to the contrary, nothing in this Section 5.02 or any other provision of this Agreement shall require the Buyer Entities or any of their Affiliates to agree or otherwise be required to, take any action, including any Regulatory Concession, with respect to any Buyer Entity’s Affiliates, or any interest therein, other than the Company Entities.

(d)            If reasonably requested in writing by the Buyer Entities in connection with the approvals set forth in Section 5.02(c), Truist Holdings and Truist Partners shall cause the Company Entities to agree to any Regulatory Concession; provided that (1) none of Truist or Truist’s Affiliates (other than the Company Entities) shall be required to make any Regulatory Concession and (2) none of Truist or the Company Entities shall be required to agree to any Regulatory Concession that is not conditioned upon consummation of the transactions contemplated by this Agreement.

(e)            Truist and the Buyer Entities agree to, and Truist (prior to the Closing) and the Buyer Entities (after the Closing) agree to cause the Company Entities to, execute and deliver such other documents, certificates, agreements, conveyances and other writings and to take such other actions consistent with the terms of this Agreement as may be necessary or desirable in order to consummate or implement expeditiously the transactions contemplated by this Agreement.

(f)             Each of the Buyer Entities, Truist and the Company shall use its respective reasonable best efforts to cooperate with one another and keep one another apprised of material matters relating to or in connection with the taking of such actions and the doing of such other things as are contemplated by this Section 5.02. In furtherance and not in limitation of the foregoing, in connection with the seeking of any action by or in respect of, or the making of any filing with, any Governmental Authority in connection with the transactions contemplated hereby, the Buyer Entities, Truist and the Company shall (i) consult with one another in advance of any substantive meeting, teleconference or other communication with such Governmental Authority, (ii) provide one another with the opportunity to attend or participate in any such substantive meeting, teleconference or other communication, (iii) afford one another the right to review any written materials to be submitted to such Governmental Authority in advance of the submission thereof and (iv) furnish one another with copies of all written materials received by or on behalf of such party from such Governmental Authority, in each case to the extent permitted by Applicable Law (except, in the case of the foregoing clause (ii), to the extent such

Governmental Authority has requested that one or the other such party not attend or participate in any such meeting, teleconference or other communication, and in the case of the foregoing clauses (iii) and (iv), to the extent that such written materials contain information that does not relate to the transactions contemplated hereby) provided, that, in connection with the FINRA Application, the Buyer Entities shall be permitted to provide directly to FINRA any commercially or competitively sensitive information or such information regarding the Buyer Entities’ ultimate beneficial ownership beyond what would otherwise be required to be disclosed on Form BD (including governing documents of such beneficial owners) and, for the avoidance of doubt, need not provide copies of such submissions to the Company or any of its Affiliates. Any materials exchanged in connection with this Section 5.02 may be redacted or withheld as necessary to address reasonable privilege concerns, and to remove references concerning the valuation of the Company or the Buyer Entities’ consideration of the transactions contemplated by this Agreement or other sensitive material; provided, that the parties hereto may, as they deem advisable and necessary, designate any sensitive materials provided to the other party under this Section 5.02 as “outside counsel only.” Notwithstanding any other provision of this Agreement, no disclosure, representation or warranty shall be made (or other action taken) pursuant to this Agreement that would involve the disclosure of confidential supervisory information (as defined under Applicable Law, including confidential supervisory information as defined in 12 C.F.R. § 261.2 and as identified in 12 C.F.R. § 309.5(g)(8), as well as non-public Office of the Comptroller of the Currency information as defined in 12 C.F.R. § 4.32(b))) of a Governmental Authority by any party to this Agreement to the extent prohibited by Applicable Law. Notwithstanding anything in this Agreement to the contrary, the Buyer Entities shall have the sole discretion and authority to determine and implement the strategy for obtaining any applicable clearance, consent, approval or waiver from any Governmental Authority required under this Section 5.02 in order to allow the Closing to occur prior to the Outside Date; provided that the Buyer Entities shall, to the extent legally permissible, consult with and consider Truist’s feedback in good faith prior to implementing such strategy; provided, however, that other than with respect to the provision of Buyer Entity information, the strategy for obtaining any applicable clearance, consent, approval or waiver from any Governmental Authority required under Section 5.02(b)(A) through (E) will be managed and controlled by Truist, subject to the prior written consent of the Buyer Entities, which shall not be unreasonably withheld; provided, however, the strategy for obtaining any applicable clearance, consent, approval or waiver from any Governmental Authority required under Item 9 in Section 5.02(b) of the Company Disclosure Schedule will be managed and controlled by Truist, subject to the prior written consent of the Buyer Entities, which shall not be unreasonably withheld.

(g)            Notwithstanding anything to the contrary set forth in this Section 5.02, each of the parties hereby acknowledges and agrees that its covenants and agreements relating to the filing set forth on Section 5.02(g) of the Company Disclosure Schedule shall be exclusively governed by the Letter Agreement and shall not be governed by this Section 5.02.  For purposes of this Agreement, “Letter Agreement” shall have the meaning set forth on Section 5.02(g) of the Company Disclosure Schedule.

Section 5.03.      Access to Information. From the date hereof through the Closing Date, subject to Applicable Law and the Confidentiality Agreement, Truist shall cause the Company Entities to provide the Buyer Entities and their Representatives with, upon reasonable advance notice and during regular business hours, reasonable access to the offices, properties, assets, books, Contracts, broker letters, insurance policies and business, regulatory, financial and other records, personnel and Representatives and other professional advisors of the Company Entities as the Buyer Entities may from time to time reasonably request. Notwithstanding the foregoing, the Company Entities shall not be required to provide or cause to be provided access to or disclose or cause to be disclosed information (a) where such access or disclosure would unreasonably interfere with the normal operations of the Company Entities, (b) where such access or disclosure would be reasonably likely to result in a waiver of any applicable attorney-client privilege, (c) when such access or disclosure would contravene any confidentiality obligation to a third party pursuant to any Contract, which such obligation is in existence as of the date hereof or (d) when such access or disclosure would, in light of COVID-19 or COVID-19 Measures, jeopardize the health and safety of any employee of the Company Entities; provided that the Company Entities shall use reasonable best efforts to make appropriate substitute arrangements in a manner that does not result in the any of the foregoing issues. Notwithstanding the foregoing, nothing in this Section 5.03 shall limit the access and information rights of Buyer Entity 1 set forth in the A&R LLC Agreement.

Section 5.04.      Notices of Certain Events. Prior to the Closing, each of the parties shall promptly notify each other of (a) any written notice or other written communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement; (b) any written notice or other written communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; (c) any action, suit or proceeding commenced against such party or its Affiliates that relates to the consummation of the transactions contemplated by this Agreement; (d) the Subsidiary Adviser or, to the knowledge of the Company, any person “associated” (as defined in the Advisers Act) with the Subsidiary Adviser, becoming ineligible or disqualified pursuant to Section 203 of the Advisers Act to serve as a registered investment adviser or Person “associated” with a registered investment adviser (or being convicted of any crime, or becoming subject to, any disqualification, in each case that would be a basis for a determination of ineligibility or disqualification, pursuant to Section 203 of the Advisers Act); or (e) any occurrence of which it is aware that is reasonably likely to result in any of the conditions set forth in Article 8 becoming incapable of being satisfied. Notwithstanding anything to the contrary herein, a party’s good faith failure to comply with this Section 5.04 shall not provide any other party the right not to effect the transactions contemplated by this Agreement, except to the extent that any other provision of this Agreement would independently provide such right.

Section 5.05.      Public Announcements. The parties agree to consult with one another before issuing any press release, having any communication with the press (whether or not for attribution) or making any other public statement, or scheduling any press conference or conference call with investors or analysts, with respect to this Agreement or the transactions contemplated hereby and, except for any press release or public announcement the issuance or making of which is required by Applicable Law or any listing agreement with or rule of any national securities exchange, shall not issue any such press release, have any such communication or make any such other public statement or schedule any such press conference or conference call without the prior written consent of the Buyer Entities and Truist; provided, further, that the Buyer Entities, the Equity Providers and any investment funds or investment vehicles affiliated with, or managed or advised by, Stone Point or CD&R may provide information regarding this Agreement and the transactions contemplated hereby to their respective existing or prospective limited partners and other investors on a confidential basis to the extent customary in connection with their respective or their respective affiliated funds’ normal fund raising or reporting activities.

Section 5.06.      Conduct of the Buyer Entities. From the date hereof until the earlier of the Closing Date and the termination of this Agreement in accordance with its terms, the Buyer Entities shall not, and shall cause Trident IX, L.P. and Clayton, Dubilier & Rice Fund XII, L.P., not to, acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, any Person if the consummation of such acquisition, merger, consolidation or investment would or would reasonably be expected to prevent or materially impair or materially delay the consummation of the transactions contemplated by this Agreement.

Section 5.07.      Exclusivity. From the date of this Agreement through the earlier of the Closing and such time as this Agreement is terminated in accordance with Article 9, Truist shall not, and shall cause the Company and its Affiliates and their respective Representatives not to, (a) solicit, initiate, knowingly facilitate or knowingly encourage any Proposal from any Person, (b) engage in, continue, knowingly facilitate, knowingly encourage or otherwise participate in discussions or negotiations in respect of a Proposal, (c) furnish or cause to be furnished to any Person any information concerning the Company Entities in connection with a Proposal, (d) enter into any Contract (including any letter of intent, agreement, agreement in principle or memorandum of understanding) or similar agreement, arrangement or understanding providing for a Proposal or (e) otherwise knowingly cooperate in any way with, or knowingly assist or participate in, facilitate or encourage, any effort or attempt by any other Person to do or seek any of the foregoing. Truist further agrees to immediately suspend and terminate, and to instruct its Representatives to immediately suspend and terminate, any activities that would be prohibited by the foregoing sentence, and Truist shall promptly (and, in any event, within three Business Days following the date hereof) instruct or otherwise request any Person that has executed a confidentiality agreement within the 12-month period prior to the date of this Agreement in connection with any Proposal to promptly return or destroy all information or documents relating to Truist, any Company Entity, the transactions contemplated hereby or any Proposal (and all materials incorporating such information in the possession of such person or its Representatives) and, to the extent provided under the terms of such confidentiality agreement, obtain from such Persons confirmation of compliance promptly after making any such instruction or request. To the extent any of Truist, any Company Entity or any of their respective Affiliates or Representatives receives a Proposal or request for information in respect thereof, Truist (on behalf of itself or its Affiliate or Representative) shall provide prompt (and, in any event, within 24 hours) written notice thereof to the Buyer Entities, which shall include a copy of any communication related to such Proposal. Notwithstanding the foregoing, Truist shall not be responsible for any actions taken by either Stone Point, CD&R or any investment funds or investment vehicles affiliated with, or managed or advised by, Stone Point or CD&R that may contravene this Section 5.07.

Section 5.08.      Termination of Related Party Agreements. On or before the Closing Date, and prior to the Closing, Truist shall cause to be terminated all Related Party Agreements, other than as those set forth on Section 5.08 of the Company Disclosure Schedule, in each case, without any Liabilities suffered, incurred or borne by the Buyer Entities or any of their Affiliates or, after the Closing, the Company Entities from and after such termination.

Section 5.09.      Transaction Agreements. Truist shall cause, and shall cause its Affiliates to, and the Buyer Entities shall, and shall cause their Affiliates to, use reasonable best efforts (to the extent any such Person is a party thereto) to execute and deliver the Transition Services Agreement at the Closing in accordance with Section 2.03.

Section 5.10.      Client Consents

(a)                 Truist shall, and shall cause its Subsidiaries to, use reasonable best efforts to obtain, as promptly as reasonably practicable after the date of this Agreement, the consent of each Client for which consent to the deemed assignment of such Client’s Investment Advisory Agreement is required by Applicable Law or by such Client’s Investment Advisory Agreement as a result of the transactions contemplated by this Agreement. In furtherance thereof, if such Client’s Investment Advisory Agreement does not expressly require the written consent of the Client to the deemed assignment of such Investment Advisory Agreement, Truist shall, and shall cause its Subsidiaries to, as applicable, send to such Client as promptly as practicable, but in no event later than 15 Business Days after the date of this Agreement, a written notice (the “Negative Consent Notice”), which shall be in form and substance reasonably satisfactory to the Buyer Entities, informing such Client: (i) of the transactions contemplated by this Agreement; (ii) of the intention to complete the transactions contemplated by this Agreement, which will result in an assignment or deemed assignment of such Investment Advisory Agreement; (iii) of the intention of the applicable Company Entity to continue to provide the applicable services pursuant to the existing Investment Advisory Agreement with such Client after the Closing if such Client does not terminate such agreement prior to the Closing; and (iv) that the consent of such Client will be deemed to have been granted if such Client does not terminate its Investment Advisory Agreement within 45 days after the sending of the Negative Consent Notice. At the end of such 45-day period, if such Client has not terminated its Investment Advisory Agreement, and except as provided in the proviso in the definition of “Consenting Client,” such Client shall be deemed a Consenting Client for all purposes under this Agreement. If the applicable Investment Advisory Agreement expressly requires the written consent of the Client to the assignment or deemed assignment of such Client’s Investment Advisory Agreement, then Truist shall, and shall cause its Subsidiaries to, as applicable, as promptly as reasonably practicable, but in no event later than 15 Business Days, after the date of this Agreement, and in lieu of the Negative Consent Notice, send a written notice to such Client, which shall be in form and substance reasonably satisfactory to the Buyer Entities, informing such Client of the transactions contemplated by this Agreement and requesting written consent to the deemed assignment of such Client’s Investment Advisory Agreement, and once such Client has provided its written consent to the assignment or deemed assignment of such Client’s Investment Advisory Agreement, except as provided in the proviso in the definition of “Consenting Client,” such Client shall be deemed a Consenting Client for all purposes under this Agreement.

(b)                    In connection with obtaining the consents and other actions required by this Section 5.10, at all times prior to the Closing, Truist and the Buyer Entities shall provide all commercially reasonable cooperation to the other, and Truist shall keep the Buyer Entities promptly informed of the status of obtaining such consents and shall, upon the Buyer Entities’

reasonable request, make available to the Buyer Entities copies of all such executed consents, related materials and other records relating to the consent process. Without limiting the foregoing, in connection with obtaining the consents required under this Section 5.10, the Buyer Entities shall have the right to review in advance of distribution any notices or other materials to be distributed by Truist or any of its Representatives to Clients and Truist shall consider in good faith any reasonable comments provided by the Buyer Entities. From the date hereof until the Closing, Truist and the Buyer Entities shall communicate on a regular basis to stay apprised of such efforts to satisfy the requirements required to obtain the requisite Client Consent under this Section 5.10, and, upon reasonable request, Truist shall make available to the Buyer Entities (and, after the Closing, the Buyer Entities and the Acquired Companies shall make available to Truist) copies of all executed Client Consents and other documents evidencing satisfaction of the foregoing.

(c)                    Notwithstanding anything herein to the contrary, none of Truist, the Buyer Entities or any of their respective Affiliates shall have any obligation under this Agreement to pay any money or other consideration beyond a de minimis review charge to any Person, or to initiate any claim or proceeding against any Person, in order to obtain any Client Consent.

(d)                    Buyer Entity 1 and Truist shall each bear 50% of the costs, fees and expenses incurred in connection with each Client Consent or approval sought pursuant to this Section 5.10, including fees and expenses of third-party solicitation agents, expenses related to the preparation of any documents, instruments or materials related to seeking or obtaining such consents or approvals, and fees and expenses in connection with the filing, printing and mailing of notices, and other communications in connection therewith.

Section 5.11.      Revolving Credit Agreement. Each of Truist and the Company shall, and shall cause its Subsidiaries to, facilitate the termination and payoff of the commitments and all outstanding amounts under the Revolving Credit Agreement at Closing upon or simultaneously with the funding of the Debt Financing (including the timely delivery of prepayment and termination notices thereunder), including, upon such funding, (w) the repayment in full of all obligations then outstanding thereunder, (x) the release of all encumbrances, security interests and collateral in connection therewith, (y) the termination of all guaranties and the agreements evidencing subordination in connection therewith and (z) the termination or replacement of all letters of credit outstanding thereunder, in each case at the Closing, or in connection with any proposed refinancing by the Buyer Entities thereof. Without limiting the foregoing, no later than the three Business Days prior to the Closing Date, the Company shall deliver drafts of the applicable Payoff Documents to the Buyer Entities; provided that this Section 5.11 shall not require the Company or any of its Subsidiaries to cause such repayment, release and termination unless the Closing shall occur substantially concurrently.

Section 5.12.      Buyer Financing Covenants. (a) Subject to the terms and conditions of this Agreement, each Buyer Entity shall use its reasonable best efforts to (i) arrange and obtain the Debt Financing on the terms and conditions described in the Debt Commitment Letter (subject to any amendment, supplement, replacement, substitution, termination or other modification or waiver that is not prohibited by clause (c) below), (ii) maintain in effect the Debt Commitment Letter (subject to any amendment, supplement, replacement, substitution, termination or other modification or waiver that is not prohibited by clause (c) below), (iii)

negotiate and enter into definitive agreements with respect thereto on the terms and conditions contained in the Debt Commitment Letter (including the flex provisions) or (in Buyer Entity 1’s sole discretion) on other terms so long as such other terms do not implement a Prohibited Financing Amendment, (iv) satisfy on a timely basis all conditions applicable to the Buyer Entities to funding in the Debt Commitment Letter and any definitive agreements related to the Debt Financing that are within its control, (v) consummate the Debt Financing at or prior to the Closing and (vi) enforce its rights under the Debt Commitment Letter.

(b)            Each Buyer Entity shall, upon the reasonable written request of Truist, keep Truist reasonably informed with respect to all material activity concerning the status of the Debt Financing contemplated by the Debt Commitment Letter. Each Buyer Entity shall give Truist prompt written notice (w) of the termination, repudiation, rescission, cancellation or expiration of the Debt Commitment Letter or the definitive agreements related to the Debt Financing in each case of which such Buyer Entity becomes aware, (x) of any material breach or material default (or any event or circumstance that, with or without notice, lapse of time or both, could reasonably be expected to give rise to any material breach or material default) by any party to the Debt Commitment Letter, or any definitive agreements related to the Debt Financing, in each case of which such Buyer Entity becomes aware, (y) of the receipt of any written notice or other written communication, in each case received from any Debt Financing Source, with respect to any (1) material breach of the Buyer Entities’ or the Company Entities’ obligations under the Debt Commitment Letter or definitive agreements related to the Debt Financing, or material default, termination or repudiation by any party to the Debt Commitment Letter or definitive agreements related to the Debt Financing (including any proposal by any Debt Financing Source, lender or other Person to withdraw, terminate, repudiate, rescind, or make a material change that constitutes a Prohibited Financing Amendment in, the terms of (including the amount of Debt Financing contemplated) the Debt Commitment Letter) or (2) material dispute between or among any parties to the Debt Commitment Letter or definitive agreements related to the Debt Financing or any provisions of the Debt Commitment Letter with respect to the obligation to fund the Debt Financing or the amount of the Debt Financing to be funded at the Closing and (z) of the receipt of any written notice or other written communication on the basis of which a Buyer Entity expects that a party to the Debt Financing will fail to fund the Debt Financing or is reducing the amount of the Debt Financing to an amount less than the amount necessary, taking into consideration any increase to the Equity Financing, to fund the Required Funding Amount; provided that in no event shall any Buyer Entity be under any obligation to disclose any information pursuant to this Section 5.12 that would waive the protection of attorney-client or similar privilege if such Buyer Entity shall have used reasonable best efforts to disclose such information in a way that would not waive such privilege and has notified Truist that information is being withheld on this basis. As soon as reasonably practicable, but in any event within three Business Days of the date Truist delivers to the Buyer Entities a written request, the Buyer Entities shall provide any information reasonably requested by Truist relating to any circumstance referred to in clauses (w), (x), (y) or (z) of the immediately preceding sentence (subject to the limitations contained therein).

(c)            The Buyer Entities shall have the right from time to time to amend, supplement, replace, substitute, terminate or otherwise modify or waive its rights under the Debt Commitment Letter, including, to (i) terminate the Debt Commitment Letter in order to obtain alternative sources of financing in lieu of all or a portion of the Debt Financing, including in a private placement of securities pursuant to Rule 144A under the Securities Act or (ii) add and appoint additional arrangers, bookrunners, underwriters, agents, lenders and similar entities, to provide for the assignment and reallocation of a portion of the financing commitments contained therein and to grant customary approval rights to such additional arrangers and other entities in connection with such appointments; provided that no such amendment, supplement, replacement, substitution, termination, modification or waiver (it being understood that the exercise of any market flex provisions shall not be deemed an amendment, supplement, replacement, substitution, termination, modification or waiver) shall (A) reduce (or have the effect of reducing) the aggregate amount of available Debt Financing (including by increasing the amount of fees to be paid or original issue discount (except as set forth in any “market flex” provisions)) to less than the amount necessary to fund the Required Funding Amount (taking into account any increase to the Equity Financing), (B) impose new or additional conditions precedent or expand upon the conditions precedent to the Debt Financing as set forth in the existing Debt Commitment Letter in a manner that would reasonably be expected to materially delay or prevent the Closing, (C) make the timely funding of the Debt Financing on or prior to the Closing Date less likely to occur or (D) materially adversely affect the ability of the Buyer Entities or the Company Entities, as applicable, to enforce their rights under the Debt Commitment Letter (the foregoing limitations, the “Prohibited Financing Amendments”). The Buyer Entities shall furnish to Truist a copy of any executed written amendment, supplement, replacement, substitution, termination, modification or waiver of the Debt Commitment Letter.

(d)            In the event that any portion of the Debt Financing necessary to fund the Required Funding Amount (taking into account all other sources of proceeds) for the Buyer Entities to consummate the Closing becomes unavailable on the terms and conditions contemplated by the Debt Commitment Letter (including the flex provisions) (other than as a result of failure to satisfy the conditions set forth in Section 8.01 and Section 8.02), (i) the Buyer Entities shall promptly notify Truist and (ii) the Buyer Entities shall use their reasonable best efforts to (A) arrange and obtain, as promptly as practicable following the occurrence of such event, any such portion from the same or alternative sources (which may include one or more of a senior secured debt financing, an offering and sale of notes, or any other financing or offer and sale of other debt securities, or any combination thereof) (an “Alternative Financing”) on terms and conditions that are no less favorable to the Buyer Entities than the existing Debt Commitment Letter (including after giving effect to the market flex provisions) or (in Buyer Entity 1’s sole discretion) on other terms and conditions acceptable to the Buyer Entities so long as such other terms and conditions do not implement a Prohibited Financing Amendment without Truist’s written consent and (B) provide Truist with a copy of the new financing commitment that provides for such Alternative Financing (including all related exhibits, schedules, annexes, supplements and term sheets thereto, and including any related fee letter, which may be redacted in a manner consistent with Section 4.08, as each of the foregoing may be amended, supplemented, replaced, substituted, terminated or otherwise modified or waived from time to time thereafter in compliance with this Section 5.12, the “Alternative Financing Commitment Letter”). For purposes of this Agreement (other than with respect to representations in this Agreement made by or with respect to the Buyer Entities or the Company Entities that speak as of the date hereof or another specified date), references to the “Debt Commitment Letter” and the “Financing Commitment Letters” shall include any such document as permitted or required by this Section 5.12 to be amended, supplemented, replaced, substituted, terminated or otherwise modified or waived, in each case from and after such amendment, supplement, replacement, substitution, termination or other modification or waiver and, for the avoidance of doubt, references to “Debt Financing” and “Financing” shall include, in whole or in part (as applicable), any supplemental, replacement or substitute financing provided for thereunder.

(e)            Each Buyer Entity shall use its reasonable best efforts to (i) maintain in effect the Equity Commitment Letters (subject to any amendment, supplement, replacement, substitution, termination or other modification or waiver that is not prohibited by this clause (e)), (ii) satisfy on timely basis all conditions applicable to such Buyer Entity set forth in the Equity Commitment Letters that are within its control and (iii) consummate the Equity Financing contemplated by the Equity Commitment Letters at or prior to the Closing (if and to the extent required by the terms thereof and this Agreement). The Buyer Entities shall have the right from time to time to amend, supplement or otherwise modify or waive its rights under the Equity Commitment Letters; provided that no such amendment, supplement, replacement, substitution, termination, modification or waiver shall, without Truist’s written consent, (A) reduce (or have the effect of reducing) the aggregate amount of available Equity Financing to less than the amount necessary to fund the Required Funding Amount (taking into account all other sources of proceeds, including any increase to the Debt Financing), (B) impose new or additional conditions precedent or expand upon the conditions precedent to the Equity Financing as set forth in the existing Equity Commitment Letters in a manner that would reasonably be expected to materially delay or prevent the Closing, (C) make the timely funding of the Equity Financing on or prior to the Closing Date less likely to occur or (D) materially adversely affect the ability of the Buyer Entities to enforce their rights under the Equity Commitment Letters. The Buyer Entities shall give Truist prompt notice (x) of any material breach or material default by any party to the Equity Commitment Letters, in each case, of which the Buyer Entities become aware, (y) of the receipt of any written notice or other written communication, in each case received from any Equity Providers, with respect to any (1) material breach of the Buyer Entities’ obligations under the Equity Commitment Letters or default, termination or repudiation by any party to any of the Equity Commitment Letters or (2) material dispute between or among any parties to any of the Equity Commitment Letters with respect to the obligation to fund the Equity Financing or the amount of the Equity Financing to be funded at the Closing and (z) of the receipt of any written notice or other written communication on the basis of which the Buyer Entities expect that a party to the Equity Financing will fail to fund the Equity Financing or is reducing the amount of the Equity Financing in an amount necessary to fund the Required Funding Amount (taking into consideration all other sources of proceeds), in each case under clauses (x), (y) and (z), if as a result thereof it is reasonably likely that the Buyer Entities will not be able to obtain any portion of the Equity Financing necessary to fund the Required Funding Amount (taking into consideration all other sources of proceeds) on the terms and conditions contemplated by the Equity Commitment Letter and excluding in all cases ordinary course negotiations of the Equity Financing.

(f)             Notwithstanding anything to the contrary contained in this Agreement, in no event shall the reasonable best efforts of the Buyer Entities require or be deemed or construed to require the Buyer Entities to (i) seek equity financing from any source (other than the Equity Providers) or seek equity financing in excess of the amount set forth in the Equity Commitment Letters (as of the date hereof), (ii) pay any fees in excess of those contemplated by the Debt Commitment Letter in effect as of the date hereof (including any market flex terms) (whether to secure waiver of any conditions contained therein or otherwise) or (iii) waive any of the terms and conditions of this Agreement.

Section 5.13.      Cooperation with Debt Financing. (a) Truist shall use its reasonable best efforts to, and shall cause the Company, its Subsidiaries and its and their respective Representatives to use their reasonable best efforts to, at the sole expense of the Buyer Entities, provide all cooperation in connection with the arrangement of the Debt Financing as may be reasonably requested by the Buyer Entities, including using reasonable best efforts with respect to the following to the extent within Truist’s control (other than with respect to clauses (v), (vi)(x) and (vii) below, which shall not be subject to such reasonable best efforts qualifier):

(i)            participating in a reasonable number of meetings, due diligence sessions (including accounting due diligence sessions), drafting sessions, presentations, “road shows” and sessions with prospective financing sources, investors and ratings agencies, in each case on reasonable advance notice, including direct contact between appropriate members of senior management of the Company, on the one hand, and the actual and potential Debt Financing Sources and ratings agencies, on the other hand;

(ii)            assisting with the preparation of materials for rating agency presentations, roadshow presentations, offering documents, bridge teasers, private placement memoranda, bank information memoranda (including a bank information memorandum that does not include material non-public information and the delivery of customary authorization letters with respect to the bank information memoranda executed by a senior officer of the Company authorizing the distribution of information to prospective lenders or investors and containing (A) a representation to the Debt Financing Sources that the public side versions of such documents, if any, do not include material non-public information about the Company or its Subsidiaries or their securities and (B) a “10b-5” representation by the Company consistent with the Debt Commitment Letter), prospectuses and similar documents and customary marketing materials required in connection with the Debt Financing;

(iii)            causing the applicable independent auditors to provide reasonable and customary assistance and cooperation in connection with the Debt Financing (including providing management representation letters in connection therewith), including, (A) rendering customary “comfort letters” under AU Section 634 (or other applicable standard) for a Rule 144A private placement of debt securities with respect to financial information contained in the offering materials relating to the Debt Financing, including providing customary representations to such auditors and using reasonable best efforts to cause the independent auditors to furnish, prior to the commencement of the Marketing Period, drafts of such comfort letters (which shall provide customary “negative assurance” and change period comfort) which such auditors are prepared to issue upon completion of customary procedures, and (B) providing consents for use of their reports on the consolidated financial statements of the Company (including in any filings required to be made by the Buyer Entities pursuant to the Securities Act or the Exchange Act, as amended, where such financial information is included);

(iv)            assisting the Buyer Entities in obtaining any corporate or facility ratings from any ratings agencies in connection with the Debt Financing;

(v)            furnishing, at least four Business Days prior to the Closing, such documentation and information as is reasonably requested in writing by the Buyer Entities at least nine (9) Business Days prior to the Closing with respect to applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act and 31 C.F.R. §1010.230;

(vi)            (w) assisting with the preparation and negotiation of any commitment letters, underwriting or placement agreements, registration statements, credit agreements, indentures, pledge and security documents, other definitive financing documents or other requested certificates (including back-up certificates for legal opinions and a solvency certificate), resolutions, schedules, exhibits or documents as may be reasonably requested by the Buyer Entities, (x) executing and delivering any underwriting or placement agreements, registration statements, credit agreements, indentures, pledge and security documents, other definitive financing documents or other requested certificates (including back-up certificates for legal opinions and a solvency certificate) as may be reasonably requested by the Buyer Entities, (y) facilitating the obtaining of guarantees and pledging of collateral and other matters ancillary to the Debt Financing, as may be reasonably requested by the Buyer Entities and (z) taking all corporate, limited liability company, partnership or other similar actions reasonably requested by the Buyer Entities or any Debt Financing Source to permit the consummation of the Debt Financing; and

(vii)            providing (x) the Required Information to the Buyer Entities as promptly as practicable, (y) periodic updates to the Required Information provided to the Buyer Entities as may be necessary so that such Required Information (i) is Compliant and (ii) meets the applicable requirements set forth in the definition of “Required Information” and (z) reasonable assistance to the Buyer Entities with its preparation of pro forma financial information and pro forma financial statements to the extent reasonably requested by the Buyer Entities or the Debt Financing Sources (provided that, for the avoidance of doubt, the Company and its Subsidiaries shall not be responsible for the preparation of any pro forma financial statements or pro forma adjustments thereto and, for the avoidance of doubt, shall not be obligated to provide any Excluded Information).

In addition, if, in connection with any marketing materials, offering documents or disclosure related to the Debt Financing, the Buyer Entities reasonably request Truist Financial Corporation to file a Current Report on Form 8-K pursuant to the Exchange Act that contains material non-public information with respect to the Company and its Subsidiaries or their respective securities, which information the Buyer Entities reasonably determine is necessary or desirable (after consultation with Truist and the Company and if Truist and the Company does not reasonably object) to include in a customary offering memorandum or other customary marketing materials for the Debt Financing, then, upon Truist’s and the Company’s review and reasonable satisfaction with such filing, Truist Financial Corporation shall file such Current Report on Form 8-K. The Truist Parties shall use reasonable best efforts to cause and give effect to the matters described in the immediately preceding sentence.

(b)            Notwithstanding the foregoing, nothing in this Section 5.13 shall require Truist, the Company or any of its Subsidiaries to:

(i)            take any action in respect of the Debt Financing to the extent that such action would cause any condition to Closing set forth in Article 8 to fail to be satisfied by the Outside Date or otherwise result in a breach of this Agreement by Truist or the Company;

(ii)            take any action in respect of the Debt Financing that would conflict with or violate the Company’s or any if its Subsidiary’s organizational documents (not entered in contemplation hereof) or any Applicable Law, or result in the contravention of, or violation or breach of, or default under, any Contract (not entered in contemplation hereof) to which any Buyer Entity, the Company or any of its Subsidiaries is a party;

(iii)            take any action to the extent such action would (A) unreasonably interfere with the business or operations of the Company or its Subsidiaries or (B) cause significant competitive harm to the Company or its Subsidiaries if the transactions contemplated by this Agreement are not consummated;

(iv)            execute and deliver any letter, agreement, registration statement, document or certificate in connection with the Debt Financing (except the authorization letters and management representation letters contemplated hereby, any documentation and information contemplated in clause (a)(v) above, notices of prepayment or borrowing notices) or take any corporation action that is not contingent on, or that would be effective prior to, the occurrence of the Closing;

(v)            pay any commitment fee or other fee or payment to obtain consent or incur any liability with respect to or cause or permit any Lien to be placed on any of their respective assets in connection with the Debt Financing prior to the Closing Date (except the authorization letters and management representation letters contemplated hereby);

(vi)            issue any bank information memoranda, lender presentations, offering memoranda, or similar documents including disclosure and financial statements (1) with respect to the Company Entities that reflects Truist or the Company Entities (other than, in the case of the Company Entities, after the Closing) as the obligor(s) or (2) in the name of Truist or the Company Entities (other than, in the case of the Company Entities, after the Closing);

(vii)            provide access to or disclose information where the Buyer Entities determine that such access or disclosure would reasonably be expected to jeopardize the attorney-client privilege or contravene any Applicable Law or Contract not entered in contemplation hereof (but shall use reasonable best efforts to grant such access or provide such disclosure in a manner which would not jeopardize such privilege or contravene any such Applicable Law or Contract);

(viii)            subject any of Truist’s or the Company Entities’ respective directors, managers, officers or employees to any actual or potential personal liability unless such liabilities are subject to the indemnity provisions set forth in clause (c) below; or

(ix)            cause the directors and managers of the Company Entities to adopt resolutions approving the agreements, documents and instruments pursuant to which the Financing is obtained unless the Buyer Entities shall have determined that such directors and managers are to remain as directors and managers of the Company Entities on and after the Closing Date and such resolutions are contingent upon the occurrence of, or only effective as of, the Closing; provided that the foregoing shall not limit obligations with respect to the delivery of authorization letters and management representation letters as contemplated hereby.

(c)            The Buyer Entities shall promptly, upon request by Truist or the Company, reimburse Truist or the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by Truist, the Company or any of its Subsidiaries in connection with the cooperation of Truist, the Company and its Subsidiaries contemplated by this Section 5.13 and shall indemnify and hold harmless Truist, the Company, its Subsidiaries and their respective Representatives and Affiliates from and against any and all losses, damages, claims, costs or expenses actually suffered or incurred by any of them of any type in connection with the arrangement of any Debt Financing and any information used in connection therewith, except to the extent such losses, damages, claims, costs or expenses result from (i) financial information relating to the Company and its Subsidiaries provided expressly for use in connection with the Debt Financing and (ii) the gross negligence, fraud, bad faith or willful misconduct of Truist, the Company, any of its Subsidiaries or their respective Representatives or Affiliates, and the foregoing obligations shall survive termination of this Agreement.

(d)                 The Company hereby consents, on behalf of itself and its Subsidiaries, to the use of the Company’s and its Subsidiaries’ logos in connection with the Debt Financing; provided that such logos are used in a manner that is not intended to harm or disparage the Company’s or its Subsidiaries’ reputation or goodwill.

(e)                 All material non-public information provided by the Company or any of its Subsidiaries or any of their Representatives pursuant to this Section 5.13 shall be kept confidential in accordance with the Confidentiality Agreement, except that the Buyer Entities shall be permitted to disclose such information to the financing sources, other potential sources of capital, rating agencies and prospective lenders in connection with obtaining the Debt Financing or any direct or indirect equity financing, subject to the potential sources of capital, ratings agencies and prospective lenders and investors entering into customary confidentiality undertakings with respect to such information (including through a notice and undertaking in a form customarily used in confidential information memoranda for senior credit facilities).

(f)             Notwithstanding anything to the contrary in this Agreement, for all purposes of this Agreement (including the condition set forth in Section 8.02(b) as it applies to Truist’s and the Company’s obligations under this Section 5.13), Truist’s and the Company’s obligations under this Section 5.13 shall be deemed satisfied unless (i) either Truist or the Company has materially breached its obligations under this Section 5.13, (ii) the Buyer Entities have notified Truist of such material breach in writing with a reasonably sufficient amount of time to afford Truist and the Company with a reasonable opportunity to cure such material breach by the time contemplated in the following clause (iii) and (iii) Truist or the Company has failed to cure such material breach with a reasonably sufficient amount of time prior to the Outside Date for the Buyer Entities to consummate the Debt Financing.

Section 5.14.      IP Matters. (a) Following the Closing Date, except as expressly set forth herein or in the Transition Services Agreement, neither the Company nor any of its Affiliates shall have any right, title or interest in or to the Truist Marks. The Company hereby acknowledges and agrees that neither it nor any of its Affiliates shall acquire any goodwill, rights or benefits arising from use of the Truist Marks and that all such goodwill, rights and benefits shall inure solely to Truist and its Affiliates, as applicable.

(b)            Effective as of the Closing Date, subject to the terms and conditions of this Agreement, Truist, on behalf of itself and its Affiliates, hereby grants to the Company a limited, non-exclusive, royalty-free, paid-up, non-sublicensable (other than to Affiliates and other third parties on behalf of the Company’s and its Affiliates’ businesses), non-assignable license, on an as is, warranty-free basis (except as otherwise provided in this Agreement or in any other Transaction Agreement), solely until the date that is 180 days following the Closing Date (“Transition Period”), to use the Truist Marks in the operation of the businesses of the Company and its Affiliates, in a manner substantially consistent with how they were conducted as of the Closing Date, in each case, solely to the extent and as such Truist Marks were used by the Company and its Affiliates therein for the 12 months prior to the Closing Date (it being understood that (i) the Company and its Affiliates shall not apply the Truist Marks to, or otherwise use the Truist Marks on or in connection with, any new products or services that were not in existence as of the Closing Date without the written consent of Truist, (ii) any use by the Company and its Affiliates of the Truist Marks during the Transition Period shall be subject to compliance in all respects with all style and other usage guidelines in effect as of the date of the Agreement and provided in writing by Truist to the Company and its Affiliates from time to time, and (iii) upon reasonable request during the Transition Period and at no charge to Truist, the Company and its Affiliates shall make available to Truist a reasonable number of representative samples of any and all products or services sold by the Company and its Affiliates under the Truist Marks to facilitate proper quality control).

(c)            Except as otherwise expressly permitted pursuant to this Section 5.14 or in the Transition Services Agreement, promptly after the Closing Date (and in any event within the Transition Period thereafter), the Company shall, and shall cause its Affiliates to (i) cease any and all use of the Truist Marks, (ii) delete or destroy any and all materials under its control that contain the Truist Marks and (iii) file to cause the Company’s and its Affiliates’ name to be changed to such other name that does not include the Truist Marks (including by making such filings necessary with any applicable Secretaries of State’s offices to amend the certificate of incorporation, filing to update foreign qualifications to do business or similar name change filings). From and after the date hereof, neither the Company nor its Affiliates shall challenge the ownership, validity or enforceability of any Truist Marks.

(d)            For clarity, nothing shall restrict the Company from using or referencing the Truist Marks at any time after the date hereof in (i) a non-trademark manner to describe or provide information regarding the history of the Company Entities’ businesses, (ii) historical legal and business documents and non-public-facing materials, (iii) a manner that would constitute “fair use” under Applicable Law or (iv) as required by Applicable Law.

(e)            Effective as of the Closing Date:

(i)            Each Truist Party, on behalf of itself and its Affiliates as of the Closing Date, hereby assigns, transfers and conveys, and agrees to assign, transfer and convey, to the Company all of its and their right, title and interest in and to any Intellectual Property Rights primarily related to or used by the Business immediately prior to the Closing (other than assets contemplated to be made available to the Company Entities pursuant to the Transition Services Agreement), including the Intellectual Property Rights set forth in Section 5.14(e)(i) of the Company Disclosure Schedule, and shall execute and deliver, or cause to be executed and delivered, all such other agreements and documents, and take all such other actions that are necessary to effectuate the provisions and purposes of this Section 5.14(e)(i).

(ii)            Each Truist Party, on behalf of itself and its Affiliates as of the Closing Date (the “Truist Covenant Parties”), hereby covenants to the Company Entities and their Affiliates as of the Closing Date (the “Company Entity Covenant Parties”) that none of the Truist Covenant Parties shall bring any Action against the Company Entity Covenant Parties anywhere in the world that alleges that the current operation of the Company Entities’ businesses (or any natural extensions or evolutions thereof) Infringes any patents, copyrights or trade secrets that, in each case, (A) are owned by the Truist Covenant Parties as of the Closing Date (or following the Closing Date pursuant to Section 5.18) and (B) were used in the Company Entities’ businesses as of the Closing Date or at any time during the 12-month period prior to. The Company Entity Covenant Parties hereby covenant to the Truist Covenant Parties that none of the Company Entity Covenant Parties shall bring any Action against the Truist Covenant Parties anywhere in the world that alleges that the current operation of the Truist Parties’ businesses (or any natural extensions or evolutions thereof) Infringes any patents, copyrights or trade secrets that, in each case, (1) are owned by the Company Entities as of the Closing Date (or following the Closing Date pursuant to Section 5.18) and (2) were used in the Truist Covenant Parties’ businesses as of the Closing Date or at any time during the 12-month period prior to the Closing Date.

(iii)            The above covenants extend to the contractors, customers, resellers, service providers and end-users of the Company Entity Covenant Parties and the Truist Covenant Parties, respectively, with respect to their respective current businesses, but not with respect to other products or services, including any products or services of such third parties. The above covenants are intended to run with the Intellectual Property Rights subject to such covenants, and if any of the same are assigned or sold, then any such assignee or buyer is deemed automatically bound thereby. The Company Entity Covenant Parties and Truist Covenant Parties may (and upon same, shall provide written notice to Truist or the Company Entities, as applicable) transfer the covenant granted to them by the Truist Covenant Parties or the Company Entity Covenant Parties, as applicable, in whole or in part, in connection with the sale of any business to which the covenant relates (or a merger, reorganization or equity sale of any entity owning same); provided, that the applicable covenant will not extend to any acquirer’s other businesses (or its respective products or services of such other businesses).

(iv)            The parties intend and agree that, for purposes of Section 365(n) of the U.S. Bankruptcy Code (and any amendment thereto) and any equivalent Applicable Laws in any foreign jurisdictions, each of the above covenants will be treated as a license to intellectual property (as defined in Section 101(35A) of the U.S. Bankruptcy Code).

(v)            At the Company’s request during the Transition Period, the Truist Parties shall (and shall cause their Affiliates to) maintain a mutually agreed statement and link on the Truist Parties’ or their Affiliates’ websites that previously mentioned the businesses of the Company Entities directing visitors to one or more websites designated by the Company. Further, following the Closing Date, the Truist Parties shall, and shall cause their Affiliates to, retain ownership of and maintain registration of the truistinsurance.com domain name (the “Domain Name”). For a period of 18 months following the Closing Date, the Truist Parties shall, and shall cause their Affiliates to, redirect visitors of the Domain Name to an active website of the Company’s choosing (such website to be notified to Truist in writing prior to the Closing Date). Following the foregoing 18-month period, during the remainder of the Restricted Period, the Truist Parties and their Affiliates shall not use (or permit any third Person to use) the Domain Name other than to redirect users to an inactive website.

(f)             As soon as reasonably practicable after the date hereof, and in any event prior to the Closing Date, each Truist Party shall, and shall cause its Affiliates as of the Closing Date to, as applicable, assign, transfer and convey to the Company all of its and their right, title and interest in and to the Trademarks set forth in Section 5.14(f) of the Company Disclosure Schedule.

Section 5.15.      Pension Plan, ESPP and Truist Incentive Plan. Each Company Employee who actively participates in the Pension Plan, is eligible to participate in the Truist Financial Corporation 2022 Employee Stock Purchase Plan (the “ESPP”) or holds outstanding equity awards granted under the Truist Financial Corporation Incentive Plan (the “Truist Incentive Plan”) for 2023 and prior years, as applicable, as of the Closing shall no longer be an active participant in the Pension Plan or the ESPP, subject to and in accordance with the terms of the Pension Plan, the ESPP and the Truist Incentive Plan (including any applicable award agreement), as applicable. Prior to the Closing Date, Truist shall take action to cause each Company Employee with at least one year of credited service for purposes of the Pension Plan to be fully vested in their accrued benefits under the Pension Plan as of the Closing Date. However, the foregoing shall not in any way preclude Truist from amending, or in any way restrict its right or ability to amend, the Pension Plan, the ESPP and/or the Truist Incentive Plan (including any applicable award agreement) at any time for any reason, in accordance with the terms of such plan or as may otherwise be permitted under Applicable Law. Notwithstanding anything in this Agreement to the contrary, in no event will any of the Company Entities have any Liability under or with respect to any of the Pension Plan, the ESPP or the Truist Incentive Plan following the Closing.

Section 5.16.      Directors and Officers. (a) From and after the Closing, the Buyer Entities shall cause the Company Entities to maintain in effect and continue to provide, to the fullest extent permitted by Applicable Law, all rights to indemnification, advancement of expenses, exculpation and other limitations on liability currently existing in favor of any current or former directors or officers of the Company Entities (including any predecessors thereof) (collectively, such directors and officers, the “D&O Indemnitees”) under, and in no event on terms less favorable than those contained in the organizational or constitutional documents of each Company Entity in effect on the date of this Agreement. In addition, for six years following the Closing Date, the Buyer Entities shall, to the extent within their control, cause the organizational or constitutional documents of each Company Entity to contain provisions with respect to indemnification, advancement of expenses, exculpating and other limitations on liability that are no less favorable than those contained in such organizational or constitutional documents contained therein immediately prior to the Closing.

(b)            In the event that a Buyer Entity, an Company Entity or any successor or assign of the foregoing (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or a majority of its properties and assets to any Person, then in each such case, proper provision shall be made, if necessary, so that the successors and assigns of such Buyer Entity or such Company Entity, as the case may be, shall succeed to and be bound by the obligations set forth in this Section 5.16.

(c)            The obligations of the Buyer Entities under this Section 5.16 shall not be terminated or modified in such a manner as to materially and adversely affect any D&O Indemnitee to whom this Section 5.16 applies without the written consent of such affected D&O Indemnitee (it being expressly agreed that each D&O Indemnitee shall be a third-party beneficiary of this Section 5.16).

Section 5.17.      Replacement of Guarantees. The Buyer Entities shall use their reasonable best efforts to (a) arrange for substitute letters of credit, the Buyer Entities guarantees and other obligations to, effective as of the Closing, replace any letters of credit, guarantees, financial assurances, surety bonds, performance bonds and other contractual obligations entered into on behalf of or for the account of the Company Entities by Truist or any of its Affiliates (other than solely by Company Entities) (collectively, the “Credit Support Arrangements”) set forth on Section 5.17 of the Company Disclosure Schedule or (b) assume all obligations under such Credit Support Arrangements, obtaining from the creditors or other counterparties thereto full releases (in a form reasonably satisfactory to Truist) of all parties liable, directly or indirectly, for reimbursement to the creditor or fulfillment of other obligations to a counterparty in connection with amounts drawn under such Credit Support Arrangements; provided, that if such Credit Support Arrangement (or any other similar Credit Support Arrangements identified after signing and prior to the Closing) is not so replaced or assumed effective as of the Closing, the Buyer Entities shall indemnify Truist and its Affiliates against, and hold each of them harmless from, any and all Damages incurred or suffered by Truist or any of its Affiliates related to or arising out of such Credit Support Arrangement. The parties shall work together in good faith with respect to any Credit Support Arrangements to be entered into after the date hereof and prior to Closing.

Section 5.18.      Wrong Pockets.

(a)            Upon the terms and conditions set forth in this Agreement, if, following the Closing, any (i) asset primarily related to or used by the Business immediately prior to the Closing (other than assets contemplated to be made available to the Company Entities pursuant to the Transition Services Agreement), or (ii) any liability solely to the extent such liability is related to the Business, is, in either case, retained by Truist or any of its Affiliates (a “Non-Transferred Asset/Liability”), Truist shall, for no additional consideration and at its own cost: (A) hold such Non-Transferred Asset/Liability in trust for or on behalf of the Company Entities; and (B) transfer such Non-Transferred Asset/Liability as soon as reasonably practicable to such Company Entity as directed by the Company, and such Company Entity shall accept any such Non-Transferred Asset/Liability.

(b)            Upon the terms and conditions set forth in this Agreement, if, following the Closing, any (i) asset not primarily related to or used by the Business immediately prior to the Closing, or (ii) any liability solely to the extent such liability is related to the Business, is, in either case, held by a Company Entity (a “Wrongly-Transferred Asset/Liability”), the relevant Company Entity shall, for no additional consideration: (A) hold such Wrongly-Transferred Asset/Liability in trust for or on behalf of Truist and its Affiliates; and (B) transfer such Wrongly-Transferred Asset/Liability as soon as reasonably practicable to Truist or an Affiliate thereof as directed by Truist, and Truist or such Affiliate shall accept, or cause to be accepted, any such Wrongly-Transferred Asset/Liability.

Section 5.19.      Insurance. (a) Subject to Section 5.19(b), from and after the Closing, the Company Entities and the Business shall cease to be insured by Truist’s and its Affiliates’ insurance policies or by any of their respective self-insurance programs (including insurance policies issued by any Affiliate of Truist), and Truist and its Affiliates shall retain all rights to control such insurance policies and self-insurance programs, including the right to exhaust, settle, release, commute, buy back or otherwise resolve disputes with respect to any of its insurance policies and self-insurance programs.

(b)            Notwithstanding Section 5.19(a), Truist shall, and shall cause its Affiliates to, reasonably cooperate with the Company Entities on any claim for coverage by or on behalf of the Company Entities under the insurance policies of Truist and its Affiliates, regardless of whether self-administered or administered by a third party (the “Truist Insurance Policies”) with respect to claims arising from events that occurred or were alleged to have occurred prior to the Closing (“Pre-Closing Occurrences”). Truist shall, and shall cause its Affiliates to, use reasonable best efforts to keep the Company Entities’ coverage available under any such Truist Insurance Policy with respect to Pre-Closing Occurrences. Truist shall, and shall cause its Affiliates to, reasonably cooperate with the Company Entities in and use reasonable best efforts to pursue the collection of all insurance proceeds in respect of claims made by the Company Entities with respect to Pre-Closing Occurrences.

(c)            The Buyer Entities shall reimburse Truist promptly upon request for all costs or expenses reasonably incurred by Truist or any of its Affiliates in connection with the exercise of the rights provided pursuant to this Section 5.19, including the costs of filing a claim and any deductibles, premium increases, Taxes or other amounts incurred by Truist or any of its Affiliates in connection with the same (such costs and expenses referred to in this sentence, “Recovery Costs”). The parties agree that any recoveries under the Truist Insurance Policies pursuant to this Section 5.19 shall inure first to Truist to reimburse any and all Recovery Costs. This Section 5.19 shall not be considered as an attempted assignment of any policy of insurance or as a contract of insurance, and nothing in this Section 5.19 is intended to waive or abrogate in any way any Truist Party’s rights to insurance coverage under the Truist Insurance Policies.

Section 5.20.      Further Assurances. From time to time following the Closing, the parties hereto shall, and shall cause their respective Affiliates to, execute, acknowledge and deliver all reasonable further conveyances, notices (including any change of control notifications to any Governmental Authority and revised information packages required by any Governmental Authority), assumptions, releases and acquittances and such instruments, and shall take such reasonable actions as may be necessary or appropriate to make effective the transactions contemplated hereby as may be reasonably requested by the other parties.

Section 5.21.      Litigation Support. In the event that, following the Closing, either party (or any of their respective Affiliates) is named as a party in any civil, criminal, appellate or administrative action, claim, litigation, demand, charge, governmental inquiry, governmental audit, prosecution, mediation, suit, hearing, arbitration, investigation, complaint, petition, or other proceeding (whether civil, criminal, administrative or investigative), at law or in equity, commenced, brought, conducted, or heard by or before any Governmental Authority or any arbitral body of competent jurisdiction (“Action”) relating to both a Company Entity and Truist or an Affiliate of Truist (a “Joint Litigation Matter”), each party shall, and shall cause its respective Affiliates and its and their respective directors, officers and employees, to, at the requesting party’s expense, reasonably cooperate with such other party and its Representatives in the prosecution, contest and/or defense of such Action, including by making available its personnel, witnesses and Representatives, providing such testimony and access to its books and records and entering into a mutually agreeable joint defense agreement (which shall provide for, among other things, the treatment of privileged communications and control of such Action), in each case as shall be reasonably necessary in connection with such prosecution, contest and/or defense of such Action. Without limiting the generality of the foregoing, any Joint Litigation Matter shall be controlled by either Truist (or one of its Affiliates), on the one hand, or Buyer Entity 1 (or one of its Affiliates) on the other hand, based on whether the underlying act, circumstance, event, act, omission or other matter upon which such Joint Litigation Matter is based is primarily related to a Company Entity or Truist or one of its Affiliates, and any such non-controlling party shall be entitled to participate in (but not control) such prosecution, contest and/or defense with counsel of its own choosing. Each party shall bear its own costs and expenses in connection with any such Joint Litigation Matter.

Section 5.22.      Noncompetition and Nonsolicitation.

(a)            During the Restricted Period, each Truist Party and each of its Subsidiaries undertakes, in favor of the Company and its Subsidiaries, to refrain from, directly or indirectly,

engaging through an interest in any Person or business engaged in distribution and servicing of property and casualty insurance, title insurance, employee benefits and life insurance distribution and/or other insurance services related businesses, including retail insurance distribution, wholesale insurance distribution, general agencies, managing general agencies, managing general underwriting, program management, claims administration and third party administration businesses (“Competing Business”); provided that this Section 5.22 shall not restrict any Person from:

(i)            owning, operating and otherwise engaging in any business a Truist Party or any of its Affiliates (x) owns, operates or otherwise engages in as of the date of the Closing (including for the avoidance of doubt, the Truist Parties’ financial advisory and wealth management businesses and its insurance premium finance business) other than the Company and its Subsidiaries or (y) acquires as permitted by Section 5.22(a)(ii) and growing and developing such businesses consistent with the past practice (including as it relates to capital expenditures and recruitment and retention of employees) and in the ordinary course of business of the acquired business prior to such Truist Party’s acquisition thereof;

(ii)            acquiring any Person or any interest in any Person that engages in a Competing Business (an “Acquisition Target”) so long as the portion of such Acquisition Target’s business that is a Competing Business (the “Acquisition Target’s Competing Business”) accounted for less than 30% of the revenue of such Acquisition Target as measured over the 12-calendar-month period immediately prior to the closing of any such acquisition (the “Restricted Business Threshold”); provided that, if revenue of such Acquisition Target as measured over the 12-calendar-month period immediately prior to the closing of any such acquisition of the Acquisition Target’s Competing Business exceeds the Restricted Business Threshold and the Truist Parties or one or more of their Affiliates directly or indirectly consummates the acquisition of the Acquisition Target, then, such Truist Party-affiliated purchaser shall, within 12 months of the date of the consummation of such acquisition, wind down, sell to the Company (on terms and conditions agreed to in writing by Truist and Buyer Entity 1 in each such party’s sole discretion) or enter into a definitive agreement to divest (and subsequently consummate the divestment of), the Acquisition Target’s Competing Business, in each case, such that the restrictions set forth in this Section 5.22(a)(ii) would not operate to restrict a Truist Party’s ownership of any Acquisition Target;

(iii)            owning not more than 5% of the equity securities of any Person the equity securities of which are subject to the reporting requirements under Section 13 or 15(d) of the Securities Exchange Act;

(iv)            owning shares of stock in any broad-based mutual fund; or

(v)            owning, buying, selling, borrowing, lending or otherwise dealing with any equity securities, bonds, derivatives or other financial products in a Truist Party’s or its Subsidiaries and its Affiliates’ performance of its fiduciary duties owed to its customers.

(b)            During the Restricted Period, each Truist Party and each of its Subsidiaries undertakes, in favor of the Company and its Subsidiaries, not to, directly or indirectly, hire, employ, engage or solicit for employment or services any employees of the Company or any of its Subsidiaries with a title of Executive Vice President (or equivalent) or higher as of the Closing Date; provided that this clause (b) shall not prohibit any Person from (i) making any general solicitations of employment (including through a public general advertisement or professional executive search firms) not directed solely at the employees of the Company or any of its Subsidiaries and hiring any employee who responds to such solicitations or (ii) soliciting for employment or hiring any such employee (A) who has not been employed or engaged by the Company or any of its Subsidiaries, as applicable, for a period of 90 days prior to the date such employee was first solicited for employment, (B) whose employment or engagement with the Company or any of its Subsidiaries, as applicable, is terminated by the Company or any of its Subsidiaries, as applicable, or (C) who contacts a Truist Party or its applicable Subsidiary on his or her own initiative without any direct or indirect solicitation from a Truist Party or its applicable Subsidiary.

(c)            Each party hereto acknowledges that the terms of this Section 5.22 are reasonable and necessary in connection with the transactions contemplated by this Agreement. Each party agrees that the restrictions in this Section 5.22 are not more restrictive than necessary to protect the legitimate interests of the Company and its direct or indirect equityholders. If any provision contained in this Section 5.22 shall for any reason be held invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Section 5.22, but this Section 5.22 shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.  It is the intention of the parties that if any of the restrictions or covenants contained herein is held to cover a geographic area or to be for a length of time which is not permitted by Applicable Law, or in any way construed to be too broad or to any extent invalid, such provision shall not be construed to be null, void and of no effect, but to the extent such provision would be valid or enforceable under Applicable Law, a court of competent jurisdiction shall construe and interpret or reform this Section 5.22 to provide for a covenant having the maximum enforceable geographic area, time period and other provisions (not greater than those contained herein) as shall be valid and enforceable under such Applicable Law.  Each party acknowledges that the Company would be irreparably harmed by any breach of this Agreement and that there would be no adequate remedy at law or in damages to compensate the Company for any such breach. Each party agrees that the Company shall be entitled to injunctive relief, without having to post bond or other security, requiring specific performance by such Truist Party of this Agreement in addition to any other remedy to which the Company is entitled at law or in equity, and consents to the entry thereof.

(d)            The Truist Parties and the Buyer Entities hereby agree that the noncompetition and nonsolicitation restrictions set forth in this Section 5.22 shall supersede and replace the provisions of Section 6.13 of the A&R LLC Agreement.

Section 5.23.      Terminated Agreements.

(a)            The Truist Parties and the Buyer Entities hereby acknowledge and agree that effective at Closing, the A&R LLC Agreement shall be terminated; provided that the following provisions of the A&R LLC Agreement shall survive such termination: Sections 1.02, 13.03,

13.04, 13.07, 13.08, 13.09, 13.10, 13.11, 13.12, 13.13, 13.14, 13.19 and Article 12 and any defined terms used in any of the foregoing.

(b)            The Truist Parties and the Buyer Entities hereby acknowledge and agree that effective at Closing, the Equity Interest Purchase Agreement, dated as of February 6, 2023 (the “Prior Purchase Agreement”), by and among Buyer Entity 1, the Company and the Truist Parties, shall be terminated; provided that the following provisions of the Prior Purchase Agreement shall survive such termination: Sections 1.02, 6.01, 6.02, 6.03, 6.04, 6.05, 6.06, 6.07, 9.01, 9.04, 9.06, 9.07, 9.08, 9.09 and 9.15 and any defined terms used in any of the foregoing.

(c)            The Truist Parties and the Buyer Entities hereby acknowledge and agree that effective at Closing, the Services Agreement, dated as of April 3, 2023 (the “Services Agreement”), by and between Truist and the Company, shall be terminated and no party to the Services Agreement shall have any further or continuing obligation, liability or responsibility to any other party under such agreement; provided that the following provisions of the Services Agreement shall survive such termination: Sections 1.02, 7.01(c), 7.01(d), 8.06, 8.07, 8.08 and 8.09 and Article 5 and any defined terms used in any of the foregoing.

Section 5.24.      Certain Consents. After the date of this Agreement and prior to the Closing, the Truist Parties and the Company, shall, and shall cause their respective Subsidiaries to, use reasonable best efforts to obtain the consent or approval of, or to provide notice to, any counterparty to any Contract to which a Company Entity is a party (including those set forth on Section 5.24 of the Company Disclosure Schedule) or any other third-party to the extent that it is or may be required to be obtained or provided in connection with the transactions contemplated by this Agreement, except, in each case, for any Client Consents, which shall be exclusively governed by terms of Section 5.10. Notwithstanding anything to the contrary in this Section 5.24, nothing in this Section 5.24 shall obligate or be construed to obligate Truist or any of its Affiliates (including the Company Entities) to (a) make, or to cause to be made, any payment to any third Person, (b) commence any Action or (c) offer to grant any material accommodation (financial or otherwise) to any third Person in each case in order to obtain the consent or approval of such third Person under any Contract, and the Buyer Entities acknowledge that the receipt of such consent or approval shall not be a condition to Closing set forth in Article 8.

Section 5.25.      Delivery of Financial Statements. As promptly as practicable after the date hereof, the Truist Parties shall use reasonable best efforts to prepare and deliver to the Buyer Entities prior to the Closing, an audited consolidated balance sheet and related consolidated statements of operations, comprehensive income, changes in shareholder’s equity and cash flows of the Company as of and for the 12-month period ended December 31, 2023 (the “2023 Audited Financial Statements”).

Section 5.26.      Resignations. The Truist Parties shall use reasonable best efforts to provide any resignations, effective as of the Closing, of the members of the board of directors (or any equivalent governing body) of the Company Entities and Truist Partners that are requested by the Buyer Entities no later than five Business Days prior to the Closing Date.

Section 5.27.      Shared Contracts.

(a)            Prior to Closing, Truist and the Buyer Entities shall cooperate in good faith to determine a mutually acceptable plan for separating the Shared Contracts, including to identify any Shared Contracts that shall be separated prior to Closing to the Company Entities and Truist and its Affiliates (other than the Company Entities).

(b)            Except as set forth in this Section 5.27(b) or otherwise agreed in writing between Truist and the Buyer Entities, Truist shall use reasonable best efforts and cooperate with the Buyer entities to ensure that (i) each Shared Contract shall be assigned, transferred and conveyed to a Company Entity, in each case, only with respect to (and preserving the meaning of) those parts of such Shared Contract that relate to any Company Entity, if so assignable, transferable or conveyable (including by “splitting” statements of work), (ii) a Company Entity enters into a replacement contract, purchase order or other agreement with the applicable counterparty (including by “cloning” any master services agreement), or (iii) a reasonable and lawful arrangement designed to provide the Company Entities with the rights and benefit of those parts of the Shared Contract that relate to such Company Entities, including all related assets, licenses, services, and financial commitments to the extent primarily related to the Company Entities, and shall assume the burden of any liabilities to the extent related to the Company Entities; provided that (A) in no event shall any Person be required to assign (or amend), either in its entirety or in part, any Shared Contract if an attempted assignment or amendment, without the consent of, or other action by, any third party, would constitute a breach thereunder or in any way materially and adversely affect the rights of any Company Entity or Truist or any of their respective Affiliates thereunder, and (B) if any Shared Contract cannot be so partially assigned by its terms or otherwise, or cannot be separated or amended, without such consent or action, Truist shall (1) enforce in a commercially reasonable manner, any rights of the Company Entities under the Shared Contracts against any other Persons, (2) not waive any rights under such Shared Contracts (to the extent related to the Company Entities), (3) subject to the terms and conditions of such underlying contract, not terminate (or consent to be terminated by the counterparty) such Shared Contract except in connection with (x) the expiration of such Shared Contract in accordance with its terms or (y) a partial termination of such Shared Contract that would not impact any rights under such Shared Contract related to the Company Entities or cause any of the Company Entities to incur any liabilities, (4) not amend, modify or supplement such Shared Contract in a manner material and adverse to the Company Entities, taken as a whole, and (5) provide written notice (email being sufficient) to the applicable other Party as soon as reasonably practicable after receipt of any notice of breach received from a counterparty to any Shared Contract that would reasonably be expected to impact the Company Entities. Notwithstanding the foregoing, the Buyer Entities may elect for any Shared Contract not to be so assigned, transferred or conveyed to, or replicated with respect to, the Company Entities (or otherwise be the subject to this Section 5.27(b)) and to the extent Truist and its Affiliates (other than the Company Entities) have, in contemplation of this Agreement and prior to the date hereof, assigned, transferred and conveyed to a Company Entity a Shared Contract or that part of a Shared Contract that relates to a Company Entity and such Shared Contract or portion thereof is not terminable at will, the Buyer Entities shall have the right to, prior to Closing, require that Truist and its Affiliates assign, transfer and convey such Shared Contract or portion thereof to Truist and its Affiliates (other than the Company Entities).

(c)            Any costs, fees and expenses incurred by the parties hereto pursuant to this Section 5.27 with respect to the Shared Contracts (i) set forth on Section 5.27(a) of the Company

Disclosure Schedule or (ii) assigned, transferred and conveyed to the Company Entities following Closing shall, in each case, be borne solely by Truist. Any costs, fees and expenses incurred by the parties hereto pursuant to this Section 5.27 with respect to the Shared Contract other than those set forth on Section 5.27(a) of the Company Disclosure Schedule and that are assigned, transferred and conveyed to a Company Entity prior to Closing shall be borne 50% by the Buyer Entities and 50% by Truist.

(d)            Without limiting the foregoing obligations, it is understood and agreed that the separation of the Shared Contracts shall not be a condition to any party’s obligation to consummate the Closing, and the failure (in and of itself) to separate any Shared Contracts prior to Closing shall not be a breach of any term of this Agreement (including for purposes of the conditions to Closing).

Section 5.28.      Bank Accounts. Prior to the Closing, Truist shall use reasonable best efforts to amend all applicable Contracts governing each bank and brokerage account owned by a Company Entity, on the one hand, or Truist or one of its Affiliates (other than a Company Entity), on the other hand, so that each such account, if currently linked (whether by automatic withdrawal, automatic deposit or any other authorization to transfer funds from or to) to an account of the other party, is de-linked from the other party’s account effective at or prior to the Closing.

Section 5.29.      R&W Policy. In the event the Buyer Entities elect to obtain a representation and warranty insurance policy in connection with the transactions contemplated by this Agreement (a “R&W Policy”), (a) the Truist Parties shall provide such reasonable cooperation to the Buyer Entities as reasonably requested by the Buyer Entities in connection with the Buyer Entities or their Affiliates obtaining the R&W Policy, including provision to the Buyer Entities of complete copies of the electronic data room in a format and on media acceptable to the underwriter of the R&W Policy and (b) the R&W Policy shall at all times provide that: (i) the insurer shall have no, and shall waive and not pursue any and all, subrogation rights against the Truist Parties, except for Actual Fraud and (ii) the Buyer Entities shall have no subrogation rights against the Truist Parties, except for Actual Fraud.

Section 5.30.      Retention of Books and Records.

(a)                    Following the Closing, the Truist Parties shall, and shall cause their respective Affiliates to, retain all books, ledgers, files, reports, plans, operating records and any other material documents pertaining to the Business (other than any Tax Returns or other Tax related documentation or workpapers, which shall be governed exclusively by Section 6.09) that remain in any Truist Party’s (or any of their respective Affiliate’s) possession at the Closing for a period of seven years from the Closing Date, and to make the same available and provide reasonable access to any personnel of a Truist Party with information pertaining to the Business after the Closing to the Buyer Entities or their Representatives at the Buyer Entities’ expense, during normal business hours and upon reasonable request and upon reasonable advance notice. Unless consented to in writing by the Buyer Entities following such seven-year period, before any Truist Party or any of its Subsidiaries shall dispose of any such books, ledgers, files, reports, plans, operating records or other material documents, such Truist Party shall give at least 90 days’ prior written notice of such intention to dispose to the other party, and such other party or any of their respective Affiliates shall be given an opportunity, at their cost and expense, to remove and retain all or any part of such books and records as they may elect.

(b)                    This Section 5.30 shall not require any Truist Party or its Subsidiaries to permit any access to or to disclose (i) any information that, in the reasonable judgment of such party upon advice of counsel, is reasonably likely to result in any violation of any Applicable Law or cause any privilege (including attorney-client privilege) that such Truist Party would be entitled to assert to be undermined with respect to such information or (ii) if a Truist Party or any of its Affiliates, on the one hand, and the Buyer Entities or any of their Affiliates, on the other hand, are adverse parties in an Action, any information that is reasonably pertinent thereto; provided that, if any information is to be withheld pursuant to this Section 5.30, subject to Applicable Law, such Truist Party withholding access to information shall give written notice to the Buyer Entities of the fact that it is withholding such information or documents (and the basis therefor), shall withhold only that portion of such information that is reasonably appropriate to be withheld to avoid disclosure of the information described in (i) and (ii) above, and thereafter, such withholding Truist Party shall use reasonable best efforts to provide such remaining portion of the information, except as would require such Truist Party to seek regulatory approval for the disclosure of confidential supervisory information, and in the case of the foregoing clause (i), the parties shall cooperate in seeking to find a way to allow disclosure of such withheld information to the extent that doing so (A) would not (in the reasonable judgment of such withholding Truist Party (after consultation with counsel)) be reasonably likely to result in the violation of any such Applicable Law or be reasonably likely to cause such privilege to be undermined with respect to such information or (B) could reasonably (in the reasonable judgment of such withholding Truist Party (after consultation with counsel)) be managed through the use of customary “clean-room” arrangements pursuant to which Representatives of the Buyer Entities could be provided access to such information.

Section 5.31.      Covenant Relating to Truist Partners. From the date hereof until the earlier of the Closing and the termination of this Agreement, Truist Partners shall not (a) engage in any business or operations other than serving as a holding vehicle the sole purpose of which is to be the registered and beneficial owner of Purchased Common Units, (b) hire any employees or (c) enter into, otherwise become bound by or subject to, any Contracts or undertake any activities or otherwise voluntarily incur any Liabilities or obligations other than those specifically required by this Agreement or the Transaction Agreements, or incidental to its existence or its holding of Equity Securities of the Company. Notwithstanding anything to the contrary herein, the parties acknowledge and agree that nothing in this Agreement shall restrict Truist Partners from paying any cash dividend or other cash distribution prior to the Closing, including the proceeds of the Special Distribution and the Pre-Closing Tax Distribution.

Section 5.32.      Intercompany Accounts. Except as set forth on Section 5.32 of the Company Disclosure Schedule, the Truist Parties, the Company and Truist shall settle (or cause to be settled), effective as of, or prior to the Measurement Time, all intercompany accounts between the Company Entities, on the one hand, or the Truist Parties or any of their respective Subsidiaries or Affiliates (other than the Company Entities), on the other hand, and provide the Buyer Entities reasonable evidence thereof.

Section 5.33.      Management Holdco Agreements. Prior to the Closing, Truist and the Buyer Entities shall discuss in good faith and implement such amendments to the Management Holdings LLCA and the Management Holdings II LLCA as are necessary to effect the transactions contemplated by Section 2.06. Without limiting the generality of the foregoing, such amendments shall include amendments to (a) ensure that any Management Holder that is not a Rollover Holder is not permitted to have their Equity Securities in Management Holdings or Management Holdings II redeemed, and “Corresponding Units” issued, in connection with the transactions contemplated by this Agreement and (b) provide that Management Holdings and Management Holdings II shall serve as paying agent on behalf of each Rollover Holder, in accordance with Section 2.07, in respect of any cash proceeds received by Management Holdings and Management Holdings II pursuant to Section 2.03(f) and Section 2.03(g) that are required to be distributed to each such Rollover Holder. In addition, Truist and the Buyer Entities shall discuss in good faith whether or not to implement a Drag-Along Sale (as defined in the A&R LLC Agreement) pursuant to the terms of Section 7.03 of the A&R LLC Agreement.

Section 5.34.      Special Distribution. Immediately prior to the Closing, and for the avoidance of doubt prior to the purchase and sale of the Purchased Interests at the Closing pursuant to Section 2.01, the parties shall cause the Company to distribute to its Members (determined as of immediately prior to such distribution and as defined in the A&R LLC Agreement), pro rata in accordance with the number of Common Units (as defined in the A&R LLC Agreement) held by such Members, an aggregate amount of cash designated by the Buyer Entities at Closing not to exceed the net amount of the Debt Financing made available to the Company prior to such time for such distribution (the “Special Distribution”); provided that, with respect to the Truist Holdings Portion, such portion: (i) shall first constitute the payment of the Payoff Amount in respect of the Preferred Equity Interests held by Truist Holdings, in full and complete satisfaction of the Company’s obligation to pay the Preferred Unit Redemption Amount (as defined in the A&R LLC Agreement) pursuant to Section 7.08 of the A&R LLC Agreement and any obligations Buyer Entity 1 may have under Section 7.08 of the A&R LLC Agreement (to the extent such portion is greater than or equal to the Preferred Unit Redemption Amount) and (ii) to the extent of any remaining amounts of the Truist Holdings Portion after giving effect to the foregoing clause (i), shall next constitute a distribution in respect of any Common Units held by Truist Holdings. To the extent the distribution made to the holders of the Preferred Equity Interests is greater than or equal to the Preferred Unit Redemption Amount (determined as of immediately prior to the Special Distribution), the portion of such distribution equal to the Preferred Unit Redemption Amount shall result in the full and complete redemption of the Preferred Equity Interests in exchange for such Preferred Unit Redemption Amount and as a result such holders shall not be entitled to any further or additional payment or consideration in respect of the Preferred Equity Interests pursuant to this Agreement or the A&R LLC Agreement, and the remaining portion of such distribution shall be distributed as contemplated in clause (ii) of the immediately preceding sentence.

Section 5.35.      Truist Partners Distribution. Immediately prior to the Closing, and for the avoidance of doubt following the Special Distribution and the Pre-Closing Tax Distribution and prior to the purchase and sale of the Purchased Interests, the Truist Parties shall use reasonable best efforts to cause Truist Partners to distribute to Truist Holdings all cash held by Truist Partners (including any cash received by Truist Partners in the Special Distribution and the Pre-Closing Tax Distribution) (the “Truist Partners Distribution”).

Section 5.36.      Real Property Transfers. Following the date hereof, the Truist Parties shall use, and cause their Affiliates to use, their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to effect all of the transfers of real property set forth on Section 5.36 of the Company Disclosure Schedule to the applicable Company Entity named therein, including obtaining all consents, approvals, registrations, permits, authorizations, waivers and other confirmations that are necessary, proper or advisable to effect such transfers as soon as practicable.

Section 5.37.      Cooperation with Respect to Recapitalization. The Truist Parties shall consider in good faith any amendments to this Agreement and any pre-closing reorganization actions, in each case as and to the extent requested by the Buyer Entities, to recapitalize the Company and the Purchased Interests, immediately prior to the Closing, to establish separate “tracking” classes of Common Units of the Company (or other common equity interests) and/or Incentive Units of the Company (or other incentive equity interests) and to permit the Buyer Entities to purchase such “tracking” classes of Common Units and/or Incentive Units in the place of the purchase of the Purchased Common Units and/or Incentive Interests otherwise described in this Agreement, mutatis mutandis. The Truist Parties shall further use their reasonable best efforts to, and shall cause the Company, its Subsidiaries and its and their respective Representatives to use their reasonable best efforts to, provide all cooperation to the Buyer Entities as and to the extent they may reasonably request in connection with the establishment of such “tracking” classes immediately following the Closing (including by providing any reasonably necessary documents or information, the preparation and execution of any amendments to the A&R LLC Agreement, and the taking of any other action reasonably requested by the Buyer Entities).

Section 5.38.      Commercial Agreements. The Truist Parties shall, and shall cause their Affiliates to, and the Buyer Entities shall, or shall cause their respective applicable Affiliates use their respective reasonable best efforts to, (a) promptly following the date hereof, negotiate and agree in good faith on Contract amendments (for any arrangement with a Contract in effect as of the date hereof) or new Contracts, as applicable, for each of the commercial arrangements among the Truist Parties and their Affiliates (other than the Company and its Subsidiaries), on the one hand, and the Company and its Subsidiaries, on the other hand, set forth on Section 5.38 of the Company Disclosure Schedule, in each case, on the terms set forth on Section 5.38 of the Company Disclosure Schedule and such other terms as may be reasonably related to the provision of the applicable arrangements and mutually agreed among the parties in good faith (the “Commercial Agreements”) and (b) at the Closing (or as promptly thereafter as the parties are able to agree on the applicable terms), enter into the Commercial Arrangements, each duly executed by the applicable parties thereto; provided that (i) to the extent the consent contemplated in Item 9 of Section 3.03 of the Company Disclosure Schedule has not been received on or prior to the Closing, Truist and the Company shall instead enter into the Relationship Marketing Agreement promptly (and in any event within one Business Day) following the later of (A) receipt of such consent and (B) the date the parties have agreed to the final form of the Relationship Marketing Agreement and (ii) in the event that the Commercial Agreements are not entered into at or prior to the Closing in accordance with the foregoing, the parties will continue to use their respective reasonable best efforts to execute such Commercial Agreements as soon as reasonably practicable, and until such time the transactions described on Section 5.38 of the Company Disclosure Schedule (other than those contemplated by the

Relationship Marketing Agreement to the extent the consent contemplated by Item 9 of Section 3.03 of the Company Disclosure Schedule has not been received) shall continue and the terms set forth on Section 5.38 of the Company Disclosure Schedule and the past practices of the relevant parties in the twelve months preceding the date hereof shall govern and be binding on the parties with respect to such transactions until such Commercial Agreements are so executed. For the avoidance of doubt, neither the failure to enter into the Relationship Marketing Agreement at or prior to the Closing due to the consent referred to in Item 9 of Section 3.03 of the Company Disclosure Schedule not having been received at or prior to such time, nor the failure (in and of itself) to otherwise enter into any of the Commercial Agreements at or prior to the Closing shall not constitute a breach of this Agreement or result in the failure of any of the condition set forth in Article 8 to be satisfied.

Section 5.39.      New Buyer Entity. In the event that, prior to the Closing, Buyer Entity 1 contributes a portion of its Common Units to a newly formed Delaware corporation (a “New Buyer Entity”) wholly owned by the stockholders of record of Buyer Entity 1 as of immediately prior to such contribution, then such New Buyer Entity (a) may, at Buyer Entity 1’s election, become an additional “Buyer Entity” for all purposes hereunder, in which case New Buyer Entity shall sign a joinder to this Agreement and become a party hereto and shall be deemed to make any representations made by the Buyer Entities hereunder as of the date of such joinder, and (b) shall sign a joinder to the A&R LLC Agreement as a Permitted Transferee of Buyer Entity 1; provided, however, that Buyer Entity 1 shall remain liable to Truist for the assumed duties and obligations of New Buyer Entity under this Agreement and the other Transaction Agreements to which it is a party.

Section 5.40.      Consent under the A&R LLC Agreement. By signing this Agreement, each of the applicable parties agree that any consents required under the A&R LLC Agreement to approve the transactions contemplated by this Agreement shall be deemed to be delivered to the relevant party for purposes of the A&R LLC Agreement.

Article 6
Tax Matters

Section 6.01.      Transfer Taxes. All excise, sales, use, value added, registration stamp, recording, documentary, conveyancing, franchise, property, transfer and similar Taxes (excluding, for the avoidance of doubt, any Taxes incurred in respect of capital gains) imposed on or in respect of the direct or indirect purchase and sale of the Company Entities pursuant to this Agreement shall be borne by the Buyer Entities (in an amount equal to 50% of such Taxes) and Truist (in an amount equal to 50% of such Taxes). Any such Taxes imposed on or in respect of the transfers of real property to the Company Entities pursuant to Section 5.35 shall be borne by Truist and its Affiliates. The Buyer Entities and Truist shall cooperate in providing each other with any appropriate resale exemption certifications and other similar documentation.

Section 6.02.      Tax Returns. The Company Entities shall, at the Company Entities’ cost and expense, prepare and timely file, or cause to be prepared and timely filed, all Tax Returns in respect of Pass-Through Income Tax Matters for the Company Entities that are required to be filed after the Closing Date in respect of any taxable periods ending on or prior to the Closing Date. The Buyer Entities shall cooperate with the Company Entities in the preparation and filing of such Tax Returns. Each such Tax Return shall be prepared in a manner consistent with past practice except as otherwise required by Applicable Law. The Company Entities shall provide Truist with drafts of such Tax Returns at least thirty (30) days in advance of filing for Truist’s review, comment and approval, and no such Tax Return shall be filed without the consent of Truist (which consent shall not be unreasonably withheld, conditioned or delayed). The Buyer Entities (or, with respect to any particular Company Entity, the relevant Buyer Entity or Buyer Entities) shall cause the Company Entities, at the Company Entities’ cost and expense, to prepare and timely file all Tax Returns in respect of Pass-Through Income Tax Matters for the Company Entities in respect of any Straddle Period (“Straddle Returns”).  Each such Tax Return shall be prepared in a manner consistent with past practice except as otherwise required by Applicable Law. The relevant Buyer Entities shall provide Truist with drafts of such Straddle Returns at least thirty (30) days in advance of filing for Truist’s review, comment and approval, and no such Tax Return shall be filed without the consent of Truist (which consent shall not be unreasonably withheld, conditioned or delayed). If, with respect to any Tax Return described in the foregoing of this Section 6.02, Truist and the relevant Buyer Entities (or the relevant Company Entities, as applicable) are unable to resolve a dispute within fifteen (15) days after Truist or the relevant Buyer Entities (or the relevant Company Entities), as applicable, provides such Tax Return to the other party, the dispute shall be resolved by the Independent Accounting Firm (as defined below) in the same manner as disputes are intended to be resolved in accordance with Section 2.04(d), provided that the Independent Accounting Firm shall not resolve any dispute in favor of a party unless such party’s position is supported by the "more likely than not" standard under the Code or other applicable Tax Law. The Buyer Entities shall cause the Company Entities, at the Company Entities’ cost and expense, to prepare and timely file all other Tax Returns in respect of such Company Entities that are required to be filed after the Closing Date.

Section 6.03.      754 Election. The Company and each other Company Entity that is treated as a partnership for U.S. federal income tax purposes shall make and/or have in effect, for its taxable year that includes the Closing of the Transaction, an election under Section 754 of the Code and any comparable provisions of applicable state or local law identified by the Buyer Entities.

Section 6.04.      Tax Disputes. From and after the Closing, the Buyer Entities (or, with respect to any particular Company Entity, the relevant Buyer Entity or Buyer Entities) shall reasonably promptly notify Truist in writing of receipt by the Buyer Entities or any of their Affiliates (including, after the Closing Date, the Company Entities) of written notice of any pending or threatened Tax Proceeding with respect to a (i) Pass-Through Income Tax Matter in respect of a Tax period that ends on or before the Closing Date (but not, for the avoidance of doubt, any Straddle Period) or (ii) Indemnified Taxes (a “Covered Tax Proceeding”). Subject to Section 6.07(b), Truist shall have the right to elect in writing, within fifteen (15) Business Days of receiving notice hereunder, to control, at Truist’s sole cost and expense, any such Covered Tax Proceeding; provided, (1) the relevant Buyer Entities shall have the right to participate at their own expense in any such Covered Tax Proceeding, and (2) Truist shall not, without the relevant Buyer Entities’ consent (which consent shall not be unreasonably withheld, conditioned or delayed), agree to any settlement, conclusion or resolution with respect to any such Covered Tax Proceeding (clauses (1) and (2) collectively, and each as subject to Section 6.07(b), the “Non-Controlling Rights”). In the event that Truist does not elect to control a Covered Tax Proceeding, or in the case of a pending or threatened Tax Proceeding with respect to a Straddle Period, the relevant Buyer Entities shall control such proceeding in its sole operation and discretion but Truist shall have the Non-Controlling Rights, applied mutatis mutandis. Notwithstanding the foregoing, in the event that a Push-Out Election is made at the Buyer Entities’ election pursuant to Section 6.07 with respect to any Tax Proceeding in respect of a Straddle Period, Truist Sellers shall have the right to control such Tax Proceeding and the relevant Buyer Entities shall have Non-Controlling Rights in respect of such Tax Proceeding.

Section 6.05.      Allocation of Purchase Price. The fair market values of the underlying assets of the Company Entities shall be determined for purposes of Sections 338 and 755 of the Code and the Treasury regulations thereunder as set forth in the statement attached hereto as Exhibit C (the “FMV Determination”). Within 120 days after the date the Final Purchase Price is determined pursuant to this Agreement, the Buyer Entities shall deliver to Truist for its review and comment, a proposed FMV Determination (the “Proposed FMV Determination”) and a proposed determination of the “aggregate deemed sales price” (as defined in the applicable Treasury Regulations under Section 338 of the Code) with respect to the Section 338(h)(10) Election and a proposed allocation of the aggregate deemed sales price among the assets of Truist Partners (the “Proposed Section 338 Allocation”), each of which shall be subject to the procedures of this Section 6.05. In the event Truist communicates written objections to a Proposed FMV Determination and/or Proposed Section 338 Allocation within 30 days after delivery thereof to Truist, the Buyer Entities and Truist will proceed promptly and in good faith to resolve any disputes with respect to the Proposed FMV Determination and/or Proposed Section 338 Allocation (as the case may be). If the Buyer Entities and Truist are unable to resolve any dispute with respect to the Proposed FMV Determination or Proposed Section 338 Allocation during that period, the Buyer Entities and Truist shall identify in writing the items in dispute and shall immediately engage a nationally recognized independent accounting firm with the relevant expertise (the “Independent Accounting Firm”) to resolve such disputed items, which resolution shall be set forth in a written report delivered to the parties and shall be conclusive and binding on the parties hereto and shall be enforceable in a court of law. The Buyer Entities and Truist shall use reasonable best efforts cooperate with the Independent Accounting Firm and shall promptly provide such Independent Accounting Firm with such documents and information as may be reasonably requested. The FMV Determination and the determination and allocation of the “aggregate deemed sales price” with respect to the Section 338(h)(10) Election as finally agreed upon by the parties or determined by the Independent Accounting Firm (the “Final FMV Determination” and the “Final Section 338 Allocation”) shall be conclusive and binding upon the Buyer Entities and the Truist Parties for all purposes. The Truist Parties and the Buyer Entities shall, and shall cause their respective Affiliates to, file all Tax Returns in a manner consistent with the Final FMV Determination and the Final Section 338 Allocation, and shall not take any Tax position inconsistent with the Final FMV Determination or the Final Section 338 Allocation except as otherwise required pursuant to a final determination by a Taxing Authority within the meaning of Section 1313(a)(1) of the Code. Any costs and expenses incurred in connection with the preparation and delivery of the Proposed FMV Determination, the Proposed Section 338 Allocation, the Final FMV Determination and the Final Section 338 Allocation (including, for the avoidance of doubt, the costs and expenses of the Independent Accounting Firm in undertaking any review and determination pursuant to this Section 6.05) shall be shared equally by the Buyer Entities and Truist.

Section 6.06.      Computation of Tax Liability. The parties agree that for all Tax purposes, (a) all items of income, gain, loss, deduction and credit of the Company Entities for the taxable year that includes the Closing Date shall be allocated pursuant to Section 706 of the Code based on a closing of the books on the Closing Date and (b) any Transaction Tax Deduction shall be allocated to the Pre-Closing Tax Period for U.S. federal, state and other applicable income Tax purposes, in each case to the extent permitted by Applicable Law (determined at a “more likely than not” or higher standard of comfort and to the extent economically borne (directly, indirectly, pursuant to this Agreement or otherwise) by Truist, Truist Partners or any Affiliate thereof. The parties agree that (i) the Buyer Entities and their Affiliates (including, after the Closing, the Company Entities and Truist Partners) (A)shall not make an election under Treasury Regulations § 1.1502- 76(b)(2)(ii)(D) to ratably allocate items (or any make any similar election or ratably allocate items under any corresponding provision of state, local or foreign law) and (B) shall not apply the “next day” rule of Treasury Regulations § 1.1502-76(b)(1)(ii)(B) (or any make any similar election under any corresponding provision of Applicable Law) with respect to any of the Transaction Tax Deductions, which shall be reported in accordance with clause (b) of the preceding sentence and (ii) any items resulting from a transaction outside of the ordinary course of business undertaken after the Closing on the Closing Date shall be allocated to the Buyer Entities and the Post-Closing Tax period, by application of Treasury Regulation § 1.706-4(e), Treasury Regulations § 1.1502-76(b)(1)(ii)(B) or otherwise to the extent permitted by applicable Tax Law. Truist and the Buyer Entities shall, and shall cause their respective Affiliates (including, for the avoidance of doubt, Truist Partners) to, file all Tax Returns in a manner consistent with this Section 6.06, and shall not take any Tax position inconsistent with this Section 6.06 except as otherwise required pursuant to a final determination by a Taxing Authority within the meaning of Section 1313(a)(1) of the Code.

Section 6.07.      Post-Closing Tax Actions.

(a)           From and after the Closing, without the prior written consent of Truist (not to be unreasonably withheld, conditioned or delayed), the Buyer Entities shall not, and shall not permit any of their Affiliates (including the Company Entities and Truist Partners) to (i) make any Tax election, change or adopt any method of tax accounting, amend any income Tax Return or other material Tax Return, initiate any voluntary disclosure with respect to income Taxes or a material amount of other Taxes or waive or extend any statute of limitations for the assessment or collection of any income Tax or material amount of other Tax, in each case with respect to any Pre-Closing Tax Period or (ii) take any action outside the ordinary course of business on the Closing Date but after the Closing; provided that, in each case of clause (i) and clause (ii) above, the Buyer entities shall be so restricted only to the extent such items or actions (w) relate to a Pass-Through Income Tax Matter (in the case of the Company Entities) (x) relate to Truist Partners, (y) could reasonably be expected to create a Tax liability for or reduce a Tax asset of Truist or any of its Affiliates or (z) could reasonably be expected to give rise to Indemnified Taxes; and provided further that, to the extent any such action is otherwise governed by another Section of this Agreement (including as it may constitute or arise in connection with a Push-Out Election, Straddle Return, Covered Tax Proceeding or election under Section 338(h)(10) of the Code), such action shall be governed by the relevant Section of this Agreement and shall not be restricted under this Section 6.07(a).

(b)           Notwithstanding anything herein to the contrary, with respect to any Tax Proceeding asserted by a Taxing Authority against the Company or any other Company Entity treated as a partnership for U.S. federal income tax purposes (or any applicable state or local purposes) in respect of a Pre-Closing Tax Period or Straddle Period, Truist shall, at the request of the Buyer Entities (or, with respect to any particular Company Entity, the relevant Buyer Entity or Buyer Entities) cause (in the case of the Company and any other Company entity for which Truist or any of its Affiliates is the “partnership representative” for the relevant tax year), or cooperate with the Buyer Entities to cause (in all other cases) the Company or such other Company Entity (as applicable) to make a “push out” election under Section 6226 of the Code or any other comparable provision under Applicable Law with respect to any partnership adjustment resulting from such Tax Proceeding for a Pre-Closing Tax Period or Straddle Period (any such election, a “Push-Out Election”). The Buyer Entities and Truist shall reasonably cooperate, and cause their Affiliates to reasonably cooperate (including by the Buyer Entities providing Truist prompt notice of its intention to make, or cause Truist to make, a Push-Out Election with respect to any audit), to cause any such election to be made. The Buyer Entities’ right to cause Truist to cooperate to cause the Company or any applicable Company Entity to make a Push-Out Election shall extend to any Covered Tax Proceeding, whether controlled by Truist or the Buyer Entities (as determined in accordance with Section 6.04).

Section 6.08.      Tax Refunds. From and after the Closing, the Buyer Entities (or, with respect to any particular Company Entity, the relevant Buyer Entity or Buyer Entities) shall promptly pay, or cause the relevant Company Entity to pay, to Truist (or, at the direction of Truist, any Affiliate thereof) (i) 100% of the amount of any refunds (or credits in lieu thereof) in respect of Taxes on the Tax Returns reflected on Schedule 6.08(i) of the Company Disclosure Schedule (for the avoidance of doubt, without duplication of any refund (or credits in lieu thereof) actually received by such Buyer Entity or such Company Entity and paid to Truist (or any Affiliate thereof) pursuant to the Section 6.07 of the Prior Purchase Agreement), (ii) 80% of any amount of refunds (or credits in lieu thereof) in respect of Taxes on the Tax Returns reflected on Schedule 6.08(ii) of the Company Disclosure Schedule (representing Tax Returns of Company Entities relating to, resulting from or arising out of any Tax period (or a portion thereof) beginning after the Prior Purchase Agreement Closing Date and ending on the Closing Date) (for the avoidance of doubt, without duplication of any refund (or credits in lieu thereof) actually received such Buyer Entity or such Company Entity and paid to Truist (or any Affiliate thereof) pursuant to the Section 6.07 of the Prior Purchase Agreement), and (iii) any refunds attributable to Indemnified Taxes (in each case of clauses (i) through (iii), net of any Taxes imposed on the receipt thereof and any reasonable third-party out-of-pocket expenses incurred by the Company Entities, as the case may be, in obtaining such refund, including those incurred in connection with the actions described in the final proviso of this Section 6.08), in each case, except to the extent such refunds were taken into account as an asset in Closing Working Capital or Income Tax Liability Amount; provided that, in the event that, as a result of a determination by a Taxing Authority within the meaning of Section 1313(a) of the Code, a refund that gave rise to any payment by the Company pursuant to this Section 6.08 is subsequently disallowed, Truist, upon the request of the Buyer Entities, shall repay (or cause to be repaid) such refund amount (plus any penalties, interest or other charges imposed by the relevant Taxing Authority).

Section 6.09.      Tax Sharing Agreements. Any Tax sharing, Tax indemnification, or Tax allocation agreement or similar contract between Truist Holdings and any of its Affiliates (other than Truist Partners), on the one hand, and Truist Partners and/or the Company Entities on the other hand, (other than (i) the Transaction Agreements and (ii) the A&R LLC Agreement and the Prior Purchase Agreement, in each case, to extent provided in Section 5.23 of this Agreement) shall be and effective as of the Closing is terminated as between such parties without any further Liabilities suffered, incurred or borne by such parties from and after such termination.

Section 6.10.      Cooperation.

(a)            Each of the Buyer Entities, each Company Entity and each Truist Party agrees to, and agrees to cause its Affiliates to, cooperate fully, as and to the extent reasonably requested by the other parties (including by providing Tax-related documents, information or other assistance reasonably requested by the other party), in connection with (i) the preparation and filing of any Tax Return relating to the Company Entities with respect to a Pre-Closing Tax Period or any Straddle Period and (ii) the conduct of any audit or Tax contest relating to any Company Entity or Truist Partners with respect to a Pre-Closing Tax Period or any Straddle Period.

(b)            From and after the Closing, the Buyer Entities shall retain or cause to be retained all books and records pertinent to Taxes of the Company Entities for ten years or, if longer, until the applicable period for assessment under Applicable Law (giving effect to any extensions or waivers) has expired, and to abide by or cause the abidance with all record retention agreements entered into with any Taxing Authority. Notwithstanding the foregoing or the provisions of Section 6.10(a), no provision of this Agreement shall be construed to require Truist Sellers to provide the Buyer Entities any information with respect to, or right to access or to review Truist Sellers’ affiliated, consolidated, combined, unitary, aggregate or similar Tax Return other than any portion of such Tax Return that solely relates to the Company Entities or Truist Partners).

Section 6.11.      Section 338 Election. Truist and its Affiliates, on the one hand, and the Buyer Entities and their Affiliates, on the other, shall join in making a timely election under Section 338(h)(10) of the Code and the Treasury Regulations thereunder (and any corresponding or similar provision of state or local Tax Law) with respect to the Buyer Entity 1’s purchase of the Truist Partners Stock (the “Section 338(h)(10) Election”). Truist shall prepare or cause to be prepared a properly completed IRS Form 8023 and any similar forms required by applicable state or local Tax Law (collectively the “Section 338 Election Forms”) and shall deliver a draft of the Section 338 Election Forms to Buyer Entity 1 at least five Business Days prior to the Closing Date. Buyer Entity 1 shall be entitled to review and comment on such draft Section 338 Election Forms and Truist shall revise such draft Section 338 Election Forms in accordance with the Buyer Entities’ reasonable comments. On the Closing Date, Truist shall provide to Buyer Entity 1 such Section 338 Election Forms, properly executed by Truist and/or its applicable Affiliate(s). Buyer Entity 1 shall execute and file the Section 338 Election Forms with the IRS and any other applicable Taxing Authority and shall provide Truist with a copy of such filings. Promptly following the determination of the Final Section 338 Allocation pursuant to Section 6.05, Buyer Entity 1 shall prepare consistently with the Final Section 338 Allocation an IRS Form 8883 and any similar forms required by applicable state and local Tax Law with respect to Truist Partners (the “Section 338 Allocation Forms”), and deliver a copy of the Section 338 Allocation Forms to Truist, and Buyer Entity 1, Truist Partners and Truist shall file, or cause their respective Affiliates to file, the Section 338 Allocation Forms in the manner required by applicable Tax Law. If the Buyer Entities designate a Buyer Entity other than Buyer Entity 1 as the purchaser of the Truist Partners Stock following the date hereof, references in this Section 6.10 to Buyer Entity 1 shall be understood to refer to such designated Buyer Entity.

Article 7
Employee Matters

Section 7.01.      Treatment of Company Employees. Each Company Employee who, as of the Closing, is employed by a Company Entity shall continue employment with the applicable Company Entity immediately following the Closing. From and after the Closing, the Buyer Entities shall, or shall cause the applicable Company Entity to, honor the obligations of the Company Entities under the provisions of each compensation or benefit plan, program, agreement or arrangement in effect as of immediately prior to the Closing.

Section 7.02.      Continuation of Benefits. For a period commencing on the Closing Date and ending on the first anniversary of the Closing Date (or, if earlier, the date of an employee’s termination of employment with a Company Entity), the Buyer Entities shall, or shall cause the applicable Company Entity to, provide to each Company Employee (a) a wage rate or annual cash salary level that is no less favorable than as was in effect for such Company Employee immediately prior to the Closing, (b) an annual cash incentive compensation opportunity that is no less favorable than as was in effect for such Company Employee immediately prior to the Closing, (c) employee benefits (other than in respect of severance, equity-based compensation, deferred compensation, change in control, retention or transaction-related benefits, defined benefit pension benefits and post-retirement welfare benefits) that are substantially similar in the aggregate to such benefits in effect with respect to such Company Employee immediately prior to the Closing and (d) severance protections and entitlements that are no less favorable than those in effect with respect to such Company Employee immediately prior to the Closing.

Section 7.03.      Service Credit. From and after the Closing Date, for the purposes of determining eligibility to participate, vesting and entitlement to benefits where length of service is relevant under any benefit plan or arrangement of the Buyer Entities, the Company Entities or any of their respective Affiliates, the Buyer Entities shall use reasonable best efforts to cause each Company Employee to receive service credit for service with the Company and its Subsidiaries to the same extent such service credit was granted under any similar compensation or benefit plan, program, agreement or arrangement in effect as of immediately prior to the Closing (other than for the purposes of benefit accrual under any defined benefit plan) immediately prior to the Closing Date. The Buyer Entities shall use reasonable best efforts to, or shall use reasonable best efforts to cause the Company Entities or applicable Affiliate to, (i) waive all limitations as to preexisting conditions exclusions and waiting periods with respect to participation and coverage requirements applicable to each Company Employee (and any dependents or beneficiaries thereof) under any welfare benefit plans in which such Company Employee may be eligible to participate after the Closing, and (ii) provide each Company Employee with credit for any co-payments and deductibles paid prior to the Closing Date in satisfying any applicable deductible or out-of-pocket requirements under any similar welfare plans in which such Company Employee is eligible to participate after the Closing Date for the remainder of the plan year following the Closing Date.

Section 7.04.      Establishing of Company Benefit Plans. Prior to the Closing Date, Truist will reasonably cooperate and consult with the Buyer Entities to facilitate the establishment of stand-alone health, welfare and Code Section 401(k) retirement plans for the Company Entities to be effective from and after the Closing Date. Except as otherwise agreed by Truist and the Buyer Entities, such stand-alone benefit plans shall be designed to be substantially similar to the corresponding plans that covered employees of such Company Entities prior to the establishment of such new stand-alone benefit plans.

Section 7.05.      Vesting of Appreciation Units, LTIP Units and Incentive Units. The parties to this Agreement acknowledge and agree that, immediately prior to the Closing, Truist Holdings shall, or shall cause an Affiliate, to take all actions reasonably necessary to provide for the full vesting of each unvested outstanding Appreciation Unit, LTIP Unit and Incentive Unit, with each such unit to be paid out at or as soon as practicable after the Closing; provided that any cash proceeds otherwise payable to the holders of such awards shall be applied to pay down any loan amounts owed to the Company by such holders, to the extent provided under the relevant loan agreements.

Section 7.06.      No Third-Party Beneficiaries. Without limiting the generality of Section 11.09 of this Agreement nothing in this Article 7 is intended to or shall (a) be treated as an amendment to, or be construed as amending, any Employee Plan or other benefit plan, program or agreement sponsored, maintained or contributed to by a Company Entity or a Buyer Entity or any of their respective Affiliates, (b) prevent a Buyer Entity, a Company Entity or their respective Affiliates from terminating any benefit plan in accordance with its terms or terminating the employment of any Company Employee or (c) confer any rights or remedies (including third-party beneficiary rights) on any current or former director, employee, consultant or independent contractor of any Company Entity, any Buyer Entity or any of their respective Affiliates or any beneficiary or dependent thereof or any other Person.

Article 8
Conditions to Closing

Section 8.01.      Conditions to Obligations of the Buyer Entities, the Company and the Truist Parties. The obligations of the Buyer Entities, the Company and the Truist Parties to consummate the Closing are subject to the satisfaction or, to the extent permitted by Applicable Law, waiver by the Buyer Entities, the Company and the Truist Parties of each of the following conditions:

(a)            (i) any applicable waiting period under the HSR Act relating to the transactions contemplated hereby shall have expired or been terminated, and (ii) all waiting periods (and any extensions thereof) pursuant to any Antitrust Laws in the jurisdictions set forth on Section 8.01(a) of the Company Disclosure Schedule that are required to be terminated or expired prior to the Closing shall have terminated or expired, and all approvals or clearances pursuant to any Antitrust Laws in the jurisdictions set forth on Section 8.01(a) of the Company Disclosure Schedule required to be obtained prior to the Closing shall have been obtained or be deemed to have been obtained;

(b)            [Intentionally Omitted];

(c)            the earlier of the following has occurred: (i) FINRA has approved the FINRA Application of the Broker-Dealer Subsidiary and such approval is in full force and effect, and (ii)(A) 30 days have passed since the submission of a FINRA Application that FINRA has deemed substantially complete, (B) the Broker-Dealer Subsidiary has advised FINRA at least five days prior to the Closing Date that the parties plan to close subject to the timing considerations under FINRA Rule 1017(c)(1) and (C) FINRA has not notified the Broker-Dealer Subsidiary that FINRA intends to impose a material or interim membership restriction on the Broker-Dealer Subsidiary or otherwise prohibit the closing of the Transaction; and

(d)            no injunction or other order issued by a court of competent jurisdiction shall prohibit the consummation of the Closing and no law, code, rule or regulation of any Governmental Authority of competent jurisdiction preventing or making illegal the consummation of the Closing shall have been enacted and remain in effect.

Section 8.02.      Conditions to Obligations of the Buyer Entities. The obligations of the Buyer Entities to consummate the Closing are subject to the satisfaction or, in the discretion of the Buyer Entities, waiver of each of the following further conditions:

(a)            (i) the representations and warranties contained in Sections 3.01(a) (other than with respect to the final sentence thereof), 3.02, 3.04(a), 3.05(a) (solely as it relates to the Company), 3.05(b), 3.05(c) (solely with respect to the last sentence thereof), and 3.20 shall be true and correct in all but de minimis respects as of the Closing, as if made at and as of such time (except for any such representations and warranties that are made at or as of a specific date or time, which representations and warranties shall be so true and correct only at and as of such specific date or time), (ii) the representations and warranties contained in Section 3.08(a) shall be true and correct as of the Closing, as if made at and as of such time, and (iii) the other representations and warranties regarding the Company and the Truist Parties contained in this Agreement (disregarding all “materiality”, “Material Adverse Effect” or other similar qualifications contained therein) shall be true and correct as of the Closing, as if made at and as of such time (except for any such representations and warranties that are made at or as of a specific date or time, which representations and warranties shall be true and correct only at and as of such specific date or time), with only such exceptions in the case of this clause (iii) as have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(b)            the Company and the Truist Parties shall have performed in all material respects all of their covenants and agreements hereunder required to be performed by them at or prior to the Closing;

(c)            between the date of this Agreement and the Closing Date, no Material Adverse Effect shall have occurred;

(d)            the Buyer Entities shall have received a certificate signed by an officer of the Company to the effect that the conditions set forth in Sections 8.02(a), 8.02(b) and 8.02(c) have been fulfilled;

(e)            the Transition Services Agreement shall have been entered into by Truist at or immediately prior to the Closing; and

(f)             the Buyer Entities shall have received the Payoff Documents with respect to the Revolving Credit Agreement.

Section 8.03.      Conditions to Obligations of the Company and the Truist Parties. The obligations of the Company and the Truist Parties to consummate the Closing are subject to the satisfaction or, in the discretion of the Company and the Truist Parties, waiver of each of the following further conditions:

(a)            (i) the representations and warranties of the Buyer Entities contained in Sections 4.01(a), 4.02, 4.04(a) and 4.12 shall be true and correct in all material respects at and as of the Closing, as if made at and as of such time (except for any such representations and warranties that are made at or as of a specific date or time, which representations and warranties shall be true and correct only at and as of such specific date or time), and (ii) the other representations and warranties of the Buyer Entities contained in this Agreement (disregarding all “materiality” or other similar qualifications contained therein) shall be true and correct at and as of the Closing, as if made at and as of such time (except for any such representations and warranties that are made at or as of a specific date or time, which representations and warranties shall be true and correct only at and as of such specific date or time), with only such exceptions in the case of this clause (ii) as have not had and would not reasonably be expected to, individually or in the aggregate, prevent, materially impair or materially delay the Buyer Entities’ performance of this Agreement or the consummation of the transactions contemplated hereby;

(b)            the Buyer Entities shall have performed in all material respects all of its covenants and agreements hereunder required to be performed by it at or prior to the Closing;

(c)            the Company and Truist shall have received a certificate signed by an officer of Buyer Entity 1 to the effect that the conditions set forth in Sections 8.03(a) and 8.03(b) have been fulfilled; and

(d)            the Transition Services Agreement shall have been entered into by Panther Aggregator at or immediately prior to the Closing.

Article 9
Termination

Section 9.01.      Grounds for Termination. This Agreement may be terminated at any time prior to the Closing:

(a)            by mutual written agreement of Truist and Buyer Entity 1;

(b)            by Truist or Buyer Entity 1 if the Closing shall not have been consummated on or before August 20, 2024 (such date, as may be extended pursuant to the proviso set forth in this Section 9.01(b), the “Outside Date”); provided, however, that if, as of the Outside Date, all of the conditions set forth in Article 8 (other than any of the conditions set forth in Section 8.01(a)

and Section 8.01(d) or those conditions that by their nature are to be satisfied on the Closing Date (if such conditions would be satisfied or validly waived were the Closing to occur at such date)), shall have been satisfied or validly waived in writing, then the Outside Date shall be automatically extended to November 20, 2024, and such date shall become the “Outside Date” for all purposes of this Agreement;

(c)            by Truist or Buyer Entity 1 if (i) any Governmental Authority that must grant an approval, license or consent set forth in Section 8.01 has denied such approval and such denial has become final and non-appealable or (ii) there shall be any final, non-appealable injunction or other order issued by a court of competent jurisdiction prohibiting the consummation of the Closing; provided that the right to terminate this Agreement pursuant to this Section 9.01(c) shall not be available to any party that has not complied in all material respects with its obligations under this Agreement or the Letter Agreement, in each case, in respect of the obligations set forth in Section 9.01(c) of the Company Disclosure Schedule;

(d)            by Buyer Entity 1 if there is any breach of any representation, warranty, covenant or agreement on the part of the Company or the Truist Parties set forth in this Agreement, such that the conditions specified in Section 8.02(a) or Section 8.02(b) would not be satisfied at the Closing (a “Terminating Company Breach”), except that, if such Terminating Company Breach is curable by the Company or Truist prior to the Outside Date, then, for a period of up to 30 days after receipt by the Company and Truist of written notice from Buyer Entity 1 of such breach (or, to the extent such period would end on or after the Outside Date, such shorter period such that the period would end six Business Days prior to the Outside Date) (such period, the “Company Cure Period”) such termination shall not be effective and such termination shall become effective only if the Terminating Company Breach is not cured within the Company Cure Period; provided that no Buyer Entity is then in breach of this Agreement so as to cause any of the conditions set forth in Section 8.01 or Section 8.03 not to be satisfied; or

(e)            by Truist if (i) there is any breach of any representation, warranty, covenant or agreement on the part of the Buyer Entities set forth in this Agreement, such that the conditions specified in Section 8.03(a) or Section 8.03(b) would not be satisfied at the Closing (a “Terminating Buyer Breach”), except that, if any such Terminating Buyer Breach is curable by the Buyer Entities prior to the Outside Date, then, for a period of up to 30 days after receipt by the Buyer Entities of written notice from Truist of such breach (or, to the extent such period would end on or after the Outside Date, such shorter period such that the period would end six Business Days prior to the Outside Date) (such period, the “Buyer Cure Period”) such termination shall not be effective and such termination shall become effective only if the Terminating Buyer Breach is not cured within Buyer Cure Period; provided that none of the Truist Parties or the Company is then in breach of this Agreement so as to cause any of the conditions set forth in Section 8.01 or Section 8.02 not to be satisfied or (ii) (A) all of the conditions set forth in Section 8.01 and Section 8.02 have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing; provided that such conditions to be satisfied at the Closing would be satisfied as of the date of the written confirmation referenced in clause (B) of this Section 9.01(e)(ii) if the Closing were to occur on the date of such confirmation) as of the date the Closing should have occurred pursuant to  Section 2.02, (B) Truist has irrevocably confirmed in writing to the Buyer Entities that the Truist Parties and the Company are ready, willing and able to consummate the transactions contemplated by this

Agreement (irrespective of whether the conditions set forth in Section 8.03 have been satisfied), (C) the Buyer Entities have failed to consummate the transactions contemplated by this Agreement on or prior to the later of the third Business Day after the date on which the Closing should have occurred pursuant to  Section 2.02 and the second Business Day following receipt of the notice from Truist delivered pursuant to clause (B) and (D) during such applicable Business Day period described in clause (C), the Truist Parties and the Company stood ready, willing and able to consummate the transactions contemplated by this Agreement.

The party desiring to terminate this Agreement pursuant to Section 9.01(b), 9.01(c), 9.01(d) or 9.01(e) shall give written notice of such termination to the other parties.

Section 9.02.      Effect of Termination. If this Agreement is terminated as permitted by Section 9.01, this Agreement shall forthwith become null and void and such termination shall be without liability of any party (or any Related Party of such party) to the other parties; provided that, if such termination shall result from the Willful Breach by any party of any covenant or agreement contained herein, then, subject to Section 9.03, such party shall be fully liable to the other parties for any and all costs, expenses, damages, losses or other liability incurred or suffered by the other parties as a result of such Willful Breach. The provisions of this Section 9.02, Section 9.03, Section 5.05, Article 11 (other than Section 11.14) and, for the avoidance of doubt, the Confidentiality Agreement shall survive any termination hereof pursuant to Section 9.01. For purposes hereof, “Willful Breach” means (i) any material breach of this Agreement that is the consequence of an action or omission by any party that knew or should have known that the taking of such action or the failure to take such action would be a breach of this Agreement and (ii) a party’s failure to consummate the transactions contemplated by this Agreement on the date on which the Closing should have occurred pursuant to  Section 2.02. In addition to the foregoing, no termination of this Agreement will affect the rights or obligations of any party pursuant to the Guarantee, which rights, obligations and agreements will survive termination of this Agreement in accordance with, and subject to, their terms.

Section 9.03.      Termination Fee and Related Matters. (a) If this Agreement is terminated (i) by Truist or Buyer Entity 1 pursuant to Section 9.01(b) and, at the time of such termination, either (A) (1) one or more of the circumstances set forth on Section 9.03(a)(i) of the Company Disclosure Schedule shall have occurred and (2) the conditions to the Closing set forth in Section 8.01(a), Section 8.01(c), Section 8.01(d) (other than as a result of the occurrence of one or more of the circumstances set forth on Section 9.03(a)(i) of the Company Disclosure Schedule) and Section 8.02 shall have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing; provided that such conditions to be satisfied at the Closing would be satisfied as of the date of termination if the Closing were to occur on the date of such termination) or (B) Truist had the right to terminate the Agreement pursuant to Section 9.01(e), (ii) by Truist pursuant to Section 9.01(e) or (iii) by Buyer Entity 1 pursuant to Section 9.01(c)(ii) due to an injunction or other order, in each case, as set forth on Section 9.03(a)(ii) of the Company Disclosure Schedule and, in the case of the foregoing clauses (i)(A) and (iii) of this Section 9.03(a), Truist’s breach of this Agreement or the Letter Agreement shall not have been a cause of the issuance of, or the Buyer Entities’ inability to resolve, such injunction or order as set forth on Section 9.03(a)(iii) of the Company Disclosure Schedule, Buyer Entity 1 shall pay, or cause to be paid, an amount in cash equal to $700,000,000 (the “Termination Fee”) to Truist by wire transfer in immediately available funds within two Business Days of such termination, it being understood that in no event shall Buyer Entity 1 be required to pay the Termination Fee more than once. Each of the parties hereto agrees, on behalf of itself and its respective Affiliates, successors and assigns, that (x) the liabilities and damages that may be incurred or suffered by Truist in circumstances in which the Termination Fee is payable are uncertain and difficult to ascertain, (y) the Termination Fee (together with any Enforcement Costs, if, and solely to the extent, payable) represents a reasonable estimate of probable liabilities and damages incurred or suffered by Truist in these circumstances, and (z) such amount is not excessive or unreasonably large, given the parties’ intent and dealings with each other, and shall not be argued by any party to be or be construed as a penalty and each party expressly waives any right to argue, assert or claim that such amount is excessive or unreasonably large in any dispute among the parties with respect to the Termination Fee.

(b)              In the event that (i) this Agreement is terminated pursuant to Section 9.01 and (ii) the Termination Fee is payable under Section 9.03(a), Truist’s receipt of the Termination Fee (together with any Enforcement Costs, if, and solely to the extent, payable) in full shall be the sole and exclusive remedy (whether in contract, tort, in law or in equity, or granted by statute or otherwise) of the Truist Parties, the Company and any Truist Related Party against any Buyer Entity, the Equity Providers, the Debt Financing Sources and any of their respective Related Parties (collectively, but excluding the Buyer Entities, the “Buyer Related Parties”) for any losses, damages, liabilities, obligations, costs or expenses of any nature whatsoever suffered in respect of, relating to or arising out of this Agreement the Equity Commitment Letters or the Guarantees (or the abandonment or termination of the foregoing for any reason or no reason), or the transactions contemplated hereby or thereby, or as a result of the failure of the Closing to be consummated or for a breach (including a Willful Breach) of any representation, warranty, covenant or other agreement or otherwise as a result of any failure to perform hereunder, and upon payment of the Termination Fee (together with any Enforcement Costs, if, and solely to the extent, payable), none of the Buyer Entities nor any Buyer Related Party shall have any further liability or obligation in respect of the foregoing, and none of the Truist Parties, the Company or any of their respective Related Parties (collectively, but excluding the Truist Parties and the Company, the “Truist Related Parties”) shall seek to recover any losses, damages, liabilities, obligations, costs or expenses of any nature whatsoever or seek to recover any other remedy (whether by or through attempted piercing of the corporate veil and whether in contract or tort, in law or in equity, or granted by statute or otherwise) against any Buyer Entity or any Buyer Related Party in respect of the foregoing. Notwithstanding anything to the contrary set forth in this Agreement, in the event that (i) this Agreement is terminated pursuant to Section 9.01 and (ii) the Termination Fee is not payable under Section 9.03(a), in no event shall the Truist Parties, the Company or any Truist Related Party be entitled to or seek monetary damages, individually or in the aggregate, in excess of an amount equal to the Termination Fee for all losses, damages, liabilities, obligations, costs or expenses of any nature suffered in respect of, relating to or arising out of this Agreement the Equity Commitment Letters or the Guarantees (or the abandonment or termination of any of the foregoing for any reason or no reason), or the transactions contemplated hereby or thereby, or as a result of the failure of the Closing to be consummated or for a breach (including a Willful Breach) of any representation, warranty, covenant or other agreement or otherwise as a result of any failure to perform hereunder. Without limiting Truist’s right to seek specific performance to cause the Equity Financing to be funded and to cause the Buyer Entities to effect the Closing in accordance with Section 2.03, if available pursuant to Section 11.14(b), the Truist Parties and the Company each hereby agree (on behalf of themselves and the Truist Related Parties) that (A) in all circumstances hereunder (including in the event of a Willful Breach or otherwise), the maximum aggregate monetary liability of the Buyer Entities (and the Guarantee Providers in accordance with and subject to the limitations set forth in the Guarantees) shall be limited to an amount equal to the Termination Fee, (B) in no event shall the Truist Parties, the Company or any Truist Related Party seek to recover any monetary damages in excess of such amount in connection herewith and (C) neither the Truist Parties, the Company nor any Truist Related Party shall, and each hereby agrees (on behalf of itself and the Truist Related Parties) not to, institute any action, suite, claim, investigation or proceeding to seek monetary damages in excess of the amount of the Termination Fee from the Buyer Entities, the Equity Providers or their respective Affiliates or any Buyer Related Party (other than claims by Truist against a Guarantee Provider under its Guarantee in accordance with and subject to the limitations set forth therein). For the avoidance of doubt, (1) in no event shall Truist be permitted or entitled to receive both (x) a grant of specific performance resulting in the consummation of the Closing in accordance with the terms hereof and (y) payment of the Termination Fee pursuant to this Section 9.03 or monetary damages (of any kind whatsoever) in connection with this Agreement or any termination hereof and (2) nothing in this Section 9.03(b) shall restrict (x) subject to clause (1) of this sentence, Truist’s entitlement to seek and obtain specific performance hereunder as and to the extent permitted by Section 11.14(b), (y) Truist’s rights against Stone Point under the Confidentiality Agreement or (z) any rights, claims, debts, losses, expenses, proceedings, covenants, suits, judgments, damages, actions and causes of action, obligations, accounts or liabilities against Buyer Entity 1 under the A&R LLC Agreement with respect to a breach by Buyer Entity 1 of the A&R LLC Agreement.

(c)              Each Buyer Entity acknowledges that the agreements contained in this Section 9.03 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Truist would not enter into this Agreement. Accordingly, (i) if the Buyer Entities fail promptly to pay the amount due from the Buyer Entities pursuant to this Section 9.03, and, in order to obtain such payment, Truist commences a suit which results in a final, non-appealable judgment of a court of competent jurisdiction against the Buyer Entities for the Termination Fee, the Buyer Entities shall pay the costs and expenses of Truist (including reasonable attorneys’ fees and expenses) in connection with such suit and (ii) if any Buyer Entity fails to pay the amounts payable by it pursuant to this Section 9.03, then it shall pay interest on such overdue amounts at a rate per annum equal to the rate of interest published from time to time by The Wall Street Journal, Eastern Edition, as the “prime rate” at large U.S. money center banks on the date this Agreement is so terminated for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full (the amounts described in the foregoing clauses (i) and (ii), the “Enforcement Costs”); provided that in no event shall the Enforcement Costs payable to Truist pursuant to this Section 9.03(c) exceed $10,000,000 in the aggregate.

Article 10
Indemnification

Section 10.01.  Indemnification.

(a)            Effective at and after the Closing, Truist indemnifies, without duplication, the Buyer Entities, the Company Entities and each of their respective Affiliates and their and their

Affiliates’ respective Representatives (the “Buyer Indemnified Parties”) against and agrees to hold each of them harmless from any and all damages, losses, Liabilities, penalties, fines, payments and expenses (including reasonable attorney’s, accountants’ and other professionals’ fees and expenses) (collectively, “Damages”) actually suffered by any Buyer Indemnified Party to the extent arising out of or relating to (i) the assets, liabilities, rights, properties and businesses of Truist and its Affiliates (other than the business conducted by the Company Entities), (ii) any Indemnified Taxes, (iii) the Specified Indemnified Matters and (iv) the General Indemnified Matters (clauses (i), (ii), (iii) and (iv) collectively, “Excluded Liabilities”).

(b)            Effective at and after the Closing, the Buyer Entities indemnify, without duplication, each Truist Party and its Affiliates and its and its Affiliates’ respective Representatives (collectively, the “Truist Indemnified Parties”) against and agrees to hold each of them harmless from any and all Damages actually suffered by any Truist Indemnified Party to the extent arising out of or relating to the Business (except to the extent of an Excluded Liability).

(c)            Notwithstanding anything to the contrary contained herein, Truist shall not be required to indemnify or hold harmless the Buyer Indemnified Parties against any Damages with respect to the General Indemnified Matters pursuant to Section 10.01(a)(iv) unless the aggregate amount of the Buyer Indemnified Parties’ Damages for which the Buyer Indemnified Parties are entitled to indemnification under Section 10.01(a)(iv) with respect to any single General Indemnified Matter or series of related General Indemnified Matters exceeds $5,000,000 (the “Per Claim Deductible”), after which Truist shall be obligated for such Damages only in excess of the Per Claim Deductible; provided that to the extent the aggregate amount of the Buyer Indemnified Parties’ Damages (net of any amounts actually received by the Buyer Indemnified Parties from Truist with respect to indemnification payments for General Indemnified Matters) for which the Buyer Indemnified Parties are entitled to indemnification under Section 10.01(a)(iv) with respect to all General Indemnified Matters, collectively, would exceed $25,000,000, then the Per Claim Deductible shall be reduced (but not below zero).

Section 10.02.  Third Party Claim Procedures.

(a)            Each Person seeking indemnification under this Article 10 (either the Buyer Indemnified Party or the Truist Indemnified Party, the “Indemnified Party”) shall give prompt written notice to the Person from whom indemnification is sought (the “Indemnifying Party”) of the assertion of any claim or the commencement of any Action by any third party (“Third Party Claim”); provided that the failure of the Indemnified Party to give notice as provided in this Section 10.02(a) shall not relieve any Indemnifying Party of its obligations under Section 10.01, except to the extent that such failure adversely prejudices the rights of any such Indemnifying Party. Such notice shall set forth in reasonable detail such claim and the basis for indemnification (taking into account the information then available to the Indemnified Party). Thereafter, the Indemnified Party shall deliver to the Indemnifying Party, as promptly as reasonably practicable following the Indemnified Party’s receipt thereof, copies of all written notices and documents (including any court papers) received by the Indemnified Party relating to the Third Party Claim and the Indemnified Party shall provide the Indemnifying Party with such other information with respect to any such Third Party Claim reasonably requested by the Indemnifying Party. Except as set forth in this Section 10.02(a) or Section 10.02(f), the Indemnifying Party shall have the right, upon written notice to the Indemnified Party within 30 days of receipt of notice from the Indemnified Party of the commencement of such Third Party Claim, to assume the defense of such Third Party Claim at the sole expense of the Indemnifying Party with counsel selected by the Indemnifying Party and reasonably acceptable to the Indemnified Party. Notwithstanding the foregoing in this Section 10.02(a) and subject to Section 10.02(f), the Indemnifying Party shall not have the right to assume control of such defense if the Third Party Claim of which the Indemnifying Party seeks to assume control (i) seeks non-monetary relief in any material respect (other than customary confidentiality obligations and customary releases of claims), (ii) involves criminal or quasi-criminal allegations, (iii) seeks the imposition of a consent order, injunction or decree that would materially restrict the future activity or conduct of the Indemnified Party, (iv) involves an actual or potential conflict of interest, in the reasonable judgment of outside legal counsel of the Indemnified Party, that would make it inappropriate for the same counsel to represent the Indemnifying Party and the Indemnified Party or (v) solely in the case of a General Indemnified Matter, would not reasonably be expected to result in Damages in respect thereof in excess of the Per Claim Deductible (as it may be reduced in accordance with the proviso to Section 10.01(c)), as assessed at the time the Indemnifying Party is seeking to assume control thereof (each of the foregoing, an “Exception Claim”). In the event that the Indemnifying Party fails to elect to assume control of the defense of any Third Party Claim in the manner set forth in this Section 10.02(a) or such Third Party Claim is or at any time becomes, an Exception Claim, the Indemnified Parties may, at the Indemnifying Party’s cost and expense, defend against the Third Party Claim; provided that the (A) Indemnifying Party shall nonetheless have the right to participate in the defense of such Third Party Claim giving rise to the Indemnified Party’s claim for indemnification at the Indemnifying Party’s sole cost and expense (subject to the limitations set forth under this Article 10), and (B) the Indemnified Party shall reasonably consult with the Indemnifying Party regarding the strategy for defense of such claim. If the Indemnifying Party shall assume the defense of any Third Party Claim pursuant to this Article 10, then the Indemnified Party may participate, at his or its own expense, in the defense of such Third Party Claim; provided that such Indemnified Party shall be entitled to participate in any such defense with separate counsel at the expense of the Indemnifying Party if (1) requested by the Indemnifying Party to participate or (2) in the reasonable opinion of counsel to the Indemnifying Party, a material conflict exists between the Indemnified Party and the Indemnifying Party that would make such separate representation advisable; provided, further, that the Indemnifying Party shall not be required to pay for more than one such counsel (plus one local counsel in each relevant jurisdiction) for all Indemnified Parties in connection with any Third Party Claim.

(b)            Notwithstanding anything in this Section 10.02 to the contrary, neither the Indemnifying Party nor the Indemnified Party shall, without the written consent of the other party, settle or compromise any Third Party Claim or permit a default or consent to entry of any judgment. Notwithstanding the foregoing, consent of the Indemnified Party shall not be required for any such settlement if (i) the sole relief provided is monetary damages that are paid in full by the Indemnifying Party, (ii) such settlement does not permit any order, writ, injunction, decree, judgment, award, settlement or stipulation issued, promulgated, made, rendered or entered into by or with any Governmental Authority or other equitable relief to be entered, directly or indirectly, against the Indemnified Party and (iii) such settlement includes an unconditional release of such Indemnified Party from all liability on claims that are the subject matter of such Third Party Claim and does not include any statement as to or any admission of fault, culpability or failure to act by or on behalf of any Indemnified Party. If the Indemnifying Party makes any payment on any Third Party Claim, then the Indemnifying Party shall be subrogated, to the extent of such payment, to all rights and remedies of the Indemnified Party to any insurance benefits or other claims of the Indemnified Party with respect to such Third Party Claim.

(c)            After any decision, judgment or award shall have been rendered by a Governmental Authority of competent jurisdiction, or a settlement shall have been consummated (in accordance with this Article 10), or the Indemnified Party and the Indemnifying Party shall have arrived at a mutually binding agreement with respect to a Third Party Claim hereunder, the Indemnified Party shall forward to the Indemnifying Party notice of any sums due and owing by the Indemnifying Party pursuant to this Agreement with respect to such matter.

(d)            Each party shall cooperate, and cause their respective Affiliates to cooperate, in the defense or prosecution of any Third Party Claim and shall furnish or cause to be furnished such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.

(e)            Notwithstanding anything to the contrary in this Agreement, with respect to any Tax matters, to the extent of any conflict between the provisions of this Article 10 and Article 6, Article 6 shall govern.

Section 10.03.  Direct Claim Procedures. In the event an Indemnified Party has a claim for indemnity under Section 10.01 against an Indemnifying Party that does not involve a Third Party Claim, the Indemnified Party agrees to give prompt notice in writing, and as promptly as practicable, of such claim to the Indemnifying Party, which notice shall in no event be delivered to the Indemnifying Party later than 60 days after the Indemnified Party first learns of the facts on which such claim is based (such 60-day period, the “Notice Period”). Such notice shall set forth in reasonable detail such claim and the basis for indemnification and the amount of such Damages incurred or that such Indemnified Party reasonably estimates in good faith is likely to be incurred in connection with such claim (taking into account the information then available to the Indemnified Party). The failure to notify the Indemnifying Party as promptly as practicable within the Notice Period shall not relieve the Indemnifying Party of its obligations hereunder, except to the extent that such failure shall have actually prejudiced the Indemnifying Party, and in any event, the Indemnifying Party shall have no indemnification obligation in respect of any claim for which notice is delivered following expiration of the applicable Notice Period for such claim.

Section 10.04.  Calculation of Damages; Limitations of Liabilities; Set Off.

(a)            The amount of any Damages payable Section 10.01 by the Indemnifying Party shall be net of any amounts recovered by the Indemnified Party or its Affiliates under applicable insurance policies or from any other Person alleged to be responsible therefor. If the Indemnified Party receives any amounts under applicable insurance policies, or from any other Person alleged to be responsible for any Damages, then such Indemnified Party shall promptly reimburse the Indemnifying Party for any payment made by such Indemnifying Party in connection with providing such indemnification payment up to the amount received by the Indemnified Party, net of any expenses incurred by such Indemnified Party in collecting such amount.

(b)            The Indemnifying Party shall not be liable under Section 10.01 for any (i) Damages relating to any matter to the extent that such matter has been (or will be) taken into account in the adjustment of the Purchase Price under Section 2.04, (ii) Damages that constitute consequential, indirect, incidental, special, exemplary, punitive or other similar damages or (iii) Damages for lost profits or diminution in value, in each case of clause (ii) and clause (iii), except to the extent that such Damages (A) are awarded by a judgment or order against or part of a settlement involving an Indemnified Party pursuant to a Third Party Claim or (B) damages (other than punitive damages) that are the probable and reasonably foreseeable consequence of the relevant breach or action.

Section 10.05.  No Right to Set-Off. Each Buyer Entity, on its own behalf and on behalf of its Affiliates (including, after Closing, the Company Entities), hereby unconditionally and irrevocably waives any rights of set-off, netting, offset, recoupment, or similar rights that the Buyer Entities and their Affiliates have or may have with respect to any payments to be made by the Buyer Entities or their Affiliates pursuant to this Agreement or any other agreement entered into in connection with the Closing. Each Truist Party, on its own behalf and on behalf of its Affiliates, hereby unconditionally and irrevocably waives any rights of set-off, netting, offset, recoupment, or similar rights that a Truist Party and its Affiliates have or may have with respect to any payments to be made by a Truist Party or its Affiliates pursuant to this Agreement or any other agreement entered into in connection with the Closing.

Article 11
Miscellaneous

Section 11.01.  Notices. All notices, requests and other communications to any party hereunder shall be in writing (including electronic mail (“e-mail”) transmission, so long as the sender of such e-mail does not receive a “bounceback” message) and shall be given, if to the Buyer Entities or, after the Closing, the Company, to:

c/o Stone Point Capital LLC
20 Horseneck Lane
Greenwich, CT 06830
Attention: Nadine M. Thornton
E-mail: nthornton@stonepoint.com

and

c/o Clayton, Dubilier & Rice, LLC

375 Park Avenue, 18th Floor

New York, NY 10152

Attention: David Winokur

Email: dwinokur@cdr-inc.com

with a copy to:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
Attention: Elizabeth A. Cooper / Mark C. Viera
E-mail: ecooper@stblaw.com / mark.viera@stblaw.com

and

Debevoise & Plimpton LLP

66 Hudson Boulevard

New York, NY 10001

Attention: Paul S. Bird / Spencer K. Gilbert

Email: psbird@debevoise.com / skgilbert@debevoise.com

if to Truist or, prior to the Closing, the Company, to:

Truist Bank
214 N. Tryon Street
Charlotte, NC 28202
Attention: Michael Maguire / Tarun Mehta
E-mail: michael.maguire@truist.com / Tarun.Mehta@truist.com

with copies to:

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

Attention: H. Oliver Smith / Evan Rosen
E-mail: oliver.smith@davispolk.com / evan.rosen@davispolk.com

Truist Bank

303 Peachtree Street

NE Atlanta, GA 30308

Attention: Michael Shumaker, SVP and Associate General Counsel
E-mail: michael.j.shumaker@truist.com

or such other address as such party may hereafter specify for the purpose by notice to the other parties. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5 p.m. in the place of receipt and such day is a business day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding business day in the place of receipt. Notwithstanding the foregoing, all such notices, requests or communications given by e-mail shall be deemed received when sent, so long as the sender does not receive a “bounceback” message.

Section 11.02.  No Survival of Representations, Warranties and Covenants; Waiver of Claims; Covenant Not to Sue. The representations and warranties of the parties contained in this

Agreement or in any certificate or other writing delivered pursuant hereto or in connection herewith shall not survive the Closing. The covenants and agreements of the parties contained in this Agreement or in any certificate or other writing delivered pursuant hereto or in connection herewith shall not survive the Closing, except for those covenants and agreements that by their terms are to be performed in whole or in part at or after the Closing, including those covenants and agreements set forth in this Article 11. The foregoing shall not limit claims against a party of Actual Fraud committed by such party. Notwithstanding anything to the contrary contained in this Agreement or in any certificate or other writing delivered pursuant hereto or in connection herewith, effective at and after the Closing, each Buyer Entity hereby waives and releases (on behalf of itself and its Related Parties it has the authority to so bind in the manner contemplated by this Section 11.02), to the fullest extent permitted by Applicable Law, any and all rights and claims (whether absolute or contingent, liquidated or unliquidated, known or unknown, determined, determinable or otherwise) that such Buyer Entity or any of its respective Related Parties may now or hereafter have against any of the Truist Parties or their respective Related Parties, whether at law or in equity, arising on or prior to the Closing arising out of or relating to such Person’s direct or indirect ownership of equity interests in the Company Entities or the operation of the Company Entities’ respective businesses; provided that the foregoing shall not apply to the rights of the Buyer Entities or any Related Party, or relieve Truist of its obligations and liabilities, (i) under this Agreement (including Article 10) or other agreements or documents contemplated hereby (including the Commercial Agreements and the Transition Services Agreement) or the surviving provisions under the Prior Purchase Agreement, (ii) the Confidentiality Agreement, (iii) any rights or claims in respect of ordinary course commercial relationships unrelated to this Agreement or the transactions contemplated hereby (including the commercial arrangements entered into at the closing of the transactions contemplated by Prior Purchase Agreement (including the Deposit Agreement (as defined therein)) or (iv) any rights or claims in respect of Actual Fraud. Notwithstanding anything to the contrary contained in this Agreement or in any certificate or other writing delivered pursuant hereto or in connection herewith, effective at and after the Closing, Truist hereby waives and releases (on behalf of itself and its Related Parties it has the authority to so bind in the manner contemplated by this Section 11.02), to the fullest extent permitted by Applicable Law, any and all rights and claims (whether absolute or contingent, liquidated or unliquidated, known or unknown, determined, determinable or otherwise) that Truist, or any of its Related Parties, may now or hereafter have against any of the Equity Providers, Truist, or their respective Affiliates and Related Parties, whether at law or in equity, arising on or prior to the Closing arising out of or relating to Truist’s or its Affiliates’ direct or indirect ownership of the Company Entities or the operation of the Company Entities’ respective businesses; provided that the foregoing shall not apply to the rights of Truist, or any of its Related Parties, or relieve the Buyer Entities of their obligations and liabilities, (A) under this Agreement (including Article 10) or other agreements or documents contemplated hereby (including the Commercial Agreements and the Transition Services Agreement) or the surviving provisions under the Prior Purchase Agreement, (B) the Confidentiality Agreement, (C) any rights or claims in respect of ordinary course commercial relationships unrelated to this Agreement or the transactions contemplated hereby (including the commercial arrangements entered into at the closing of the transactions contemplated by the Prior Purchase Agreement (including the Deposit Agreement) or (D) any rights or claims in respect of Actual Fraud. The rights and claims waived and released by the parties (on behalf of themselves and their Related Parties (to the extent the parties have authority to so bind such Persons)) hereunder include claims for damages, indemnification, contribution and other rights of recovery arising out of or relating to any breach of contract, misrepresentation or breach of warranty, negligent misrepresentation, all other claims for breach of duty and all other claims arising under Applicable Law. From and after the Closing, the parties shall not, and shall cause their respective Related Parties (to the extent the parties have the authority to so bind such Persons) not to, bring any action, suit or proceeding against the other party or their respective Related Parties, whether at law or in equity, with respect to any of the rights or claims waived and released by such party (on behalf of itself and its Related Parties, to the extent the parties have the authority to so bind such Persons) hereunder. For purposes of this Agreement, “Actual Fraud” means the actual and intentional fraud in the making by a party hereto, to another party hereto, of an express representation or warranty contained in this Agreement (and, when used with respect to any other transactions contemplated hereby, shall have the same meaning, mutatis mutandis). For the avoidance of doubt, “Actual Fraud” does not include equitable fraud, promissory fraud, unfair dealings fraud, or any torts (including fraud) based on negligence or recklessness.

Section 11.03.  Amendments and Waivers. Subject to Section 11.16, (a) any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, (i) in the case of an amendment, by the Buyer Entities, Truist and the Company, or (ii) in the case of a waiver, by each party against whom the waiver is to be effective.

(b)            No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

Section 11.04.  Expenses. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such costs or expense.

Section 11.05.  Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns; provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of the Buyer Entities, Truist and the Company, and any purported assignment, delegation or transfer of rights or obligations under this Agreement without such consent shall be null and void ab initio, except that the Buyer Entities may assign or delegate their rights or obligations under this Agreement to any one or more of their Affiliates without the consent of any other party (provided, however, that no such assignment or delegation shall (i) be permitted if it would prevent, materially impair or materially delay the consummation of the transactions contemplated hereby or (ii) relieve the Buyer Entities of any of their obligations hereunder).

Section 11.06.  Governing Law. Subject to Section 11.16, this Agreement shall be governed by and construed in accordance with the law of the State of Delaware, without regard to the conflicts of law principles that would result in the application of the laws of any other jurisdiction.

Section 11.07.  Jurisdiction. Subject to Section 11.16, each of the parties agrees that any suit, action or proceeding (whether at law, in equity, in contract, in tort or otherwise, and whether brought by or against any party) to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall, in each case, be brought exclusively in the Delaware Chancery Court or, if such court shall not have jurisdiction, any federal court located in the State of Delaware or other Delaware state court, so long as one of such courts shall have subject matter jurisdiction over such suit, action or proceeding, and each of the parties hereby irrevocably and unconditionally consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably and unconditionally waives, to the fullest extent permitted by Applicable Law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 11.01 shall be deemed effective service of process on such party.

Section 11.08.  WAIVER OF JURY TRIAL. SUBJECT TO SECTION 11.16, EACH OF THE PARTIES (ON BEHALF OF ITSELF AND ITS RELATED PARTIES) HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL ACTION, SUIT OR PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 11.09.  Counterparts; Effectiveness; Third-Party Beneficiaries. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party shall have received a counterpart hereof signed by the other parties. Until and unless each party has received a counterpart hereof signed by the other parties, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). No provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities upon any Person other than the parties and their respective successors and permitted assigns, except for (a) the rights of Davis Polk & Wardwell LLP pursuant to Section 11.13, (b) the rights of the Debt Financing Sources pursuant to Section 11.16 and (c) the rights of the Related Parties of the parties hereto pursuant to Sections 3.28(b), 4.13(b), 9.02, 9.03, 11.02, 11.07, 11.08, 11.10 and 11.15.

Section 11.10.  Entire Agreement. This Agreement, the Confidentiality Agreement, the Debt Commitment Letter, the Equity Commitment Letters, the Guarantees, the Transition Services Agreement, the Letter Agreement and the Commercial Agreements (collectively, the “Transaction Agreements”) constitute the entire agreement among the parties and their respective Related Parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, both oral and written, among the parties and their respective Related Parties with respect to the subject matter hereof and thereof.

Section 11.11.  Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 11.12.  Company Disclosure Schedule. The parties agree that any reference in a particular Section of the Company Disclosure Schedule shall only be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (a) the representations and warranties (or covenants, as applicable) of the Company that are contained in the corresponding Section of this Agreement and (b) any other representations and warranties (or covenants, as applicable) of the Company that are contained in this Agreement, but only if the relevance of that reference as an exception to (or a disclosure for purposes of) such representations and warranties (or covenants) is reasonably apparent from the face of such disclosure. The parties acknowledge and agree that (i) the Company Disclosure Schedule may include certain items and information solely for informational purposes for the convenience of the Buyer Entities, (ii) the disclosure by the Company of any matter in the Company Disclosure Schedule shall not be deemed to constitute an acknowledgment by the Company that the matter is required to be disclosed by the terms of this Agreement or that the matter is material or has had or would reasonably be expected to have a Material Adverse Effect and (iii) the Company Disclosure Schedule and the information and statements contained therein are not intended to constitute, and shall not be construed as constituting, representations or warranties of the Company except as and to the extent provided in this Agreement.

Section 11.13.  Waiver of Conflicts; Attorney-Client Privilege. (a) It is acknowledged by each of the parties that Truist and the Company have retained Davis Polk & Wardwell LLP to act as their counsel in connection with this Agreement and the transactions contemplated hereby (the “Current Representation”), and that no other party has the status of a client of Davis Polk & Wardwell LLP for conflict of interest or any other purposes as a result thereof. Each Buyer Entity hereby agrees that after the Closing, Davis Polk & Wardwell LLP may represent the Truist Parties or any Representative, equityholder or partner thereof (any such Person, a “Designated Person”) in any matter involving or arising from the Current Representation, including any interpretation or application of this Agreement or any other agreement entered into in connection with the transactions contemplated hereby, and including, for the avoidance of doubt, any litigation, arbitration, mediation or other dispute between or among the Buyer Entities, any Company Entity, any of their respective Affiliates or any of their respective Representatives, and any Designated Person, even though the interests of such Designated Person may be directly adverse to the Buyer Entities, any Company Entity, any of their respective Affiliates or any of their respective Representatives, and even though Davis Polk & Wardwell LLP may have represented any Company Entity in a substantially related matter, or may be representing the Buyer Entities or any Company Entity in ongoing matters. Each Buyer Entity hereby waives and agrees not to, and after the Closing agrees to cause each of the Company Entities not to, assert (i) any claim that Davis Polk & Wardwell LLP has a conflict of interest in any representation described in this Section 11.13, and (ii) any confidentiality obligation with respect to any communication between Davis Polk & Wardwell LLP and any Designated Person or any Company Entity or any of their respective Representatives occurring during the Current Representation.

(b)            Each Buyer Entity hereby agrees that as to all communications (whether before, at or after the Closing) between Davis Polk & Wardwell LLP and any Designated Person or any Company Entity or any of their respective Representatives that relate in any way to the Current Representation, the attorney-client privilege and all rights to any other evidentiary privilege, and the protections afforded to information relating to representation of a client under applicable rules of professional conduct, belong to Truist and may be controlled by Truist and shall not pass to or be claimed by any Buyer Entity, any Company Entity, any of their respective Affiliates or any of their respective Representatives. Without limiting the foregoing, notwithstanding any policy of any Buyer Entity, any Company Entity or any agreement between any Company Entity or any of their respective Representatives and any Designated Person, whether established or entered into before, at or after the Closing, except as required by Applicable Law, the Buyer Entities shall not review or use for any purpose without Truist’s prior written consent, or seek to compel disclosure to any Buyer Entity, any Company Entity, any of their respective Affiliates or any of their respective Representatives any communication or information (whether written, oral, electronic or in any other medium) described in the previous sentence.

(c)            BUYER HAS BEEN ADVISED WITH RESPECT TO THIS SECTION 11.13 BY ITS OWN COUNSEL, AND BUYER BELIEVES, HAVING CONSULTED WITH ITS COUNSEL, THAT IT HAS SUFFICIENT INFORMATION TO ENTER INTO AND BE BOUND BY THE PROVISIONS SET FORTH IN THIS SECTION 11.13.

Section 11.14.  Specific Performance. (a) Each of the parties agrees that irreparable damage would occur if any provision of this Agreement were not performed in accordance with its terms, and that monetary damages, even if available, would not be an adequate remedy therefor. Accordingly, each of the parties agrees that, subject to Section 11.14(b), each party shall be entitled to an injunction or injunctions, or any other appropriate form of equitable relief, to prevent breaches or threatened breaches of this Agreement, or the other agreements contemplated hereby, or to enforce specifically the performance of the terms and provisions hereof in the courts provided in Section 11.07, in addition to any other remedy to which such party is entitled at law or in equity. In furtherance of the foregoing, each of the parties hereby irrevocably and unconditionally waives, to the fullest extent permitted by Applicable Law, (a) any and all defenses to any action for specific performance hereunder, including any defense based on the claim that monetary damages or any other remedy at law would be adequate, and (b) any requirement to post a bond, undertaking or other security as a prerequisite to obtaining equitable relief.

(b) Notwithstanding anything in this Agreement to the contrary, it is acknowledged and agreed that (i) none of Truist Holdings, Truist Partners, Management Holdings, Management Holdings II, the Company and any Truist Related Party shall be entitled to specific performance to cause the Equity Financing to be funded and to cause the Buyer Entities to effect the Closing in accordance with Section 2.03 and (ii) Truist shall be entitled to specific performance to cause the Equity Financing to be funded and to cause the Buyer Entities to effect the Closing in accordance with Section 2.03, if (but only if) (A) all of the conditions set forth in Section 8.01 and Section 8.02 have been satisfied as of the date the Closing should have occurred pursuant to Section 2.03 (other than those conditions that by their nature are to be satisfied at the Closing; provided that such conditions to be satisfied at the Closing would be satisfied at the Closing) or waived in writing by the Buyer Entities, (B) the Debt Financing has been or would be funded at the Closing if the Equity Financing is funded at the Closing, (C) each of the Truist Parties and the Company has given irrevocable written notice to the Buyer Entities that it is ready, willing and able to take the actions within its control to consummate the Closing and, if specific performance is granted, each will take actions within its control to consummate the Closing, and (D) the Buyer Entities fails to consummate the Closing on or prior to the date on which the Closing should have occurred pursuant to Section 2.03.

(c)               Each Buyer Entity acknowledges and agrees that Truist may pursue both a grant of specific performance under this Section 11.14 and the payment of the Termination Fee and other amounts payable pursuant to Section 9.03; provided that in no event shall Truist be permitted or entitled to receive both (i) a grant of specific performance resulting in the consummation of the Closing in accordance with the terms hereof and (ii) payment of the Termination Fee pursuant to Section 9.03 or monetary damages (of any kind whatsoever) in connection with this Agreement or any termination hereof.

Section 11.15.  No Recourse. Notwithstanding anything to the contrary contained in this Agreement or in any certificate or other writing delivered pursuant hereto or in connection herewith, each of the parties (on behalf of itself and its Related Parties) acknowledges and agrees that this Agreement may only be enforced against, and any claims that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement, may only be made against, the parties to this Agreement, and no Related Party of any Buyer Entity, the Company or the Truist Parties, in each case that is not a party to this Agreement, shall have any obligation hereunder or in connection herewith or any liability for any obligation of any of the parties to this Agreement or for any claim based upon, arising out of or relating to the transactions contemplated hereby, whether by enforcement of any judgment, fine or penalty, by any legal or equitable action, suit or proceeding, by virtue of any Applicable Law, by or through attempted piercing of the corporate, limited partnership or limited liability company veil or otherwise. The non-parties referenced in this Section 11.15 shall by express third-party beneficiaries of this Section 11.15. For the avoidance of doubt, this Section 11.15 shall not limit the obligations of (a) the Equity Providers to the extent set forth in the Equity Commitment Letters or the Guarantee Providers to the extent set forth in the Guarantees, subject to and in accordance with the terms and conditions of each of the foregoing, or (b) the parties to the other Transaction Agreements to the extent set forth therein, subject to and in accordance with the terms and conditions thereof.

Section 11.16.  Debt Financing Sources. Notwithstanding anything in this Agreement to the contrary, the Truist Parties, the Company and each Truist Related Party, on behalf of itself and its Affiliates, hereby: (i) agrees that any claim or action, whether in law or in equity, whether in contract or in tort or otherwise, involving any Debt Financing Sources, arising out of or relating to, this Agreement, the Debt Financing or any of the agreements entered into in connection with the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such claim or action to the exclusive jurisdiction of such court, and such claim or action (except to the extent relating to the interpretation of any provisions in this Agreement) shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another jurisdiction), except as otherwise set forth in the Debt Commitment Letter, including with respect to (a) the interpretation of the definition of Material Adverse Effect (and whether or not a Material Adverse Effect has occurred), (b) the determination of the accuracy of any “specified acquisition agreement representation” (as such term or similar term is defined in the Debt Commitment Letter) and whether as a result of any inaccuracy thereof any Buyer Entity or any of their Affiliates has the right to terminate their obligations hereunder pursuant to Section 9.01(d) or decline to consummate the Closing as a result thereof pursuant to Section 8.02(a) and (c) the determination of whether the Closing has been consummated in all material respects in accordance with the terms hereof, which shall in each case be governed by and construed in accordance with the Laws of the State of Delaware (without giving effect to any conflicts of law principles that would result in the application of the laws of another jurisdiction), (ii) agrees not to bring or support any claim or action of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Debt Financing Sources in any way arising out of or relating to, this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any federal or state court in the Borough of Manhattan, New York, New York, (iii) agrees that service of process upon Truist or its Affiliates in any such claim or action or proceeding shall be effective if notice is given in accordance with Section 11.01, (iv) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such claim or action in any such court, (v) knowingly, intentionally and voluntarily waives to the fullest extent permitted by Applicable Law all rights of trial by jury in any claim or action brought against the Debt Financing Sources in any way arising out of or relating to, this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, (vi) agrees that no Debt Financing Sources shall be subject to any special, consequential, punitive or indirect damages or damages of a tortious nature, (vii) agrees that no Debt Financing Sources will have any liability to the Truist Parties, the Company or any Truist Related Party (other than the Buyer Entities and their Affiliates) in connection with this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise and (viii) agrees that the Debt Financing Sources are express third party beneficiaries of, and may enforce, the foregoing agreements in Section 9.03(b) and this Section 11.16 and such provisions (and any other provision of this Agreement to the extent an amendment, supplement, waiver or other modification of such provision would modify the substance of this Section) shall not be amended in any way materially adverse to any Debt Financing Source without the prior written consent of each related Debt Financing Source; provided, for the avoidance of doubt, that nothing in this Section 11.16 shall limit the rights of the Buyer Entities or, upon and after the Closing, any Company Entity against the Debt Financing Sources under the Debt Commitment Letter or any definitive documentation with respect to the Debt Financing.

[Remainder of page intentionally left blank; signature pages follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date first written above.

TRIDENT BUTTERFLY INVESTOR, INC.

By:	/s/ Nadine M. Thornton
Name: Nadine M. Thornton
Title: Vice President and Secretary

PANTHER BLOCKER I, INC.

By:	/s/ Nadine M. Thornton
Name: Nadine M. Thornton
Title: Vice President

By:	/s/ Rima Simson
Name: Rima Simson
Title: Vice President, Co-Treasurer and Secretary

PANTHER BLOCKER II, INC.

By:	/s/ Nadine M. Thornton
Name: Nadine M. Thornton
Title: Vice President and Secretary

By:	/s/ Rima Simson
Name: Rima Simson
Title: Vice President

TRUIST BANK

By:	/s/ Michael B. Maguire
Name: Michael B. Maguire
Title: Senior Executive Vice President and Chief Financial Officer

TRUIST TIH HOLDINGS, INC.

By:	/s/ Michael B. Maguire
Name: Michael B. Maguire
Title: Chief Executive Officer

[Signature Page to Equity Interest Purchase Agreement]

TRUIST TIH PARTNERS, INC.

By:	/s/ Michael B. Maguire
Name: Michael B. Maguire
Title: Chief Executive Officer

TIH MANAGEMENT HOLDINGS, LLC By: TRUIST TIH PARTNERS, INC. its Managing Member

By:	/s/ Michael B. Maguire
Name: Michael B. Maguire
Title: Chief Executive Officer

TIH MANAGEMENT HOLDINGS II, LLC By: TRUIST TIH PARTNERS, INC. its Managing Member

By:	/s/ Michael B. Maguire
Name: Michael B. Maguire
Title: Chief Executive Officer

TRUIST INSURANCE HOLDINGS, LLC

By:	/s/ John M. Howard
Name: John M. Howard
Title: Chairman and Chief Executive Officer

[Signature Page to Equity Interest Purchase Agreement]